



2002 ANNUAL REPORT

Interface, Inc.

BUSINESS IN MOTION

Acceleration

Momentum
Efficiency
Connectivity
Equilibrium
Synchronicity
Stability
Biomimicry













MOVING TOWARD OUR GOALS AT AN EVER-INCREASING VELOCITY

Is there a place for science in the business world, other than in the R&D lab? We think so. Our experience at Interface has convinced us that a company can learn a lot from the natural sciences, that is, nature. It has shown us practical models of how to solve problems, how to make the most of existing resources, how to compete successfully. And, most important, how to evolve. Interface is a company in motion, moving not just from point A to point B but in a trajectory from the conventional to the innovative.

As one of the world's largest producers of carpets and fabrics, Interface might have given in to inertia when the economy stalled. We had staying power. But we realized we also had momentum that could propel us into new markets.

We had something else, too. Modular carpet. Several years ago, our drive to achieve sustainability led to major design breakthroughs that redefined the original "carpet tile" category. We are the leading modular carpet producer in the world, perfectly positioned to leverage our modular design and production strengths to move into vast new markets, both here and abroad. And the timing for this is perfect as well. In market after market – education, healthcare, government, hospitality, retail and residential – buyers are discovering just how economical, easy to install and maintain, flexible, durable and good-looking modular carpet can be. We believe the category is about to explode, and Interface® products will lead the way around the world, accelerating the category's growth and capitalizing on it.

PRESIDENT'S LETTER



Dear Fellow Shareholders:

We are energized. We are focused. And we are transforming this Company based on current market realities and a clear vision of our future.

Interface entered 2002 with an aggressive plan of action to increase our operating efficiency and diversify our market opportunities—and with an enormous amount of determination. I'm pleased to report that we are reaching the velocity needed to complete our transformation.

A look at the numbers makes it clear why we are changing the way we do business. Make no mistake: we have been hit hard by the unprecedented downturn in our industry. In response, however, we've taken steps to make our operations as lean as possible in order to squeeze every ounce of profit out of our sales. We've rationalized ten manufacturing facilities, reduced our workforce by about 30%, and implemented a Company-wide supply chain management program to pare down our cost structure. These initiatives helped us generate $39 million in free cash flow in 2002, which is not an easy thing to do in this environment.

In recent years, sales in our primary market, corporate office interiors, have fallen by 35%. We dominated the corporate office market, but it has also dominated us. We realized that this kind of dependence on a single, cyclical market was unhealthy, so a key element in our plan was to diversify. The office market will come back, and we'll get our share of the profits. But when it does, Interface will already be reaping the rewards of diversification.

By leveraging our existing strengths, we can use our momentum in broadloom and modular carpet and in fabrics to gain traction in new market segments. Though we have been tightening spending to help the bottom line, we haven't pulled back into our shells. We're working hard to grow the top line, developing product and service innovations to meet market-specific customer needs, and improving how we market them. Across all of our businesses, potential target segments have been carefully evaluated before resources are allocated. Each segment is sized up in terms of how big it is, how fast it's growing overall, what our current share is, how the competition stacks up, and what we can offer it, realistically.

What we can offer—better than any other company in the world—is modular carpet. And modular is poised to explode across virtually every market segment and around the globe. Interface is positioned to capitalize on this growth opportunity. As the acknowledged modular market leader, we have the vision, the skills and the experience to lead the way in product development, production technologies, marketing innovations and high value customer service.

We are the company that has defined the successful model of modular carpet today—random patterning, cost-efficient installation and maintenance, interactive flexibility, recycled and recyclable materials—and our research and early successes show that large market segments beyond the corporate office are ready to buy into those qualities in a large way. We're ready for them, too, with our new i2™ modular products, which were specifically designed to be installed without regard to the directional orientation of the carpet tiles and without regard to the dye lots in which the products were manufactured. These benefits make installation, maintenance and replacement of the products easier, less expensive and less wasteful. A natural progression from the unprecedented success of our initial "random design" product, Entropy®, i2 is more than just a line of new products—it's a campaign to define a differentiated category of smart and stylish modular carpet for the commercial markets.

The U.S. market for carpet in schools is $300 million annually, but there is currently a very low penetration of modular products. Traditionally, the education segment has opted for six-foot roll goods, but we are attacking that tradition head-on. Our i2 line of products is ideal for sales to schools, where ease of maintenance is a primary consideration. We have gained excellent traction in this market and we're expecting double-digit sales growth in 2003.

The hospitality industry, which in the U.S. also buys $300 million of carpet every year, is a natural target for our beautifully designed modular products. Currently, modular carpet has virtually no penetration in this segment. But in recent months, major hotel chains have tested our modular carpet and found that it offers a variety of advantages over other floorcoverings. For example, carpet tiles can be quickly and selectively replaced with no special tools or skills, thus resulting in no lost revenues due to off-market rooms. The trial programs have already resulted in new orders.

Healthcare facilities also face serious carpet maintenance challenges that can be met with the greatest cost-effectiveness with modular products like ours. Our carpet tile has characteristics, such as the use of our Intersept® antimicrobial, static-controlling nylon yarns, and thermally pigmented, colorfast yarns, which make it attractive to this industry. We believe we can take a significant share of the $400 million U.S. healthcare carpet market.

Of all the new segments for modular, the vast residential market is the most enticing. We believe today's consumers are ready to embrace this smart new way to cover the floor. With solid market research showing the way, we are launching modular carpet designed, packaged and promoted to introduce consumers to the unique attributes of "carpet squares." Think about it: why wouldn't at least certain applications in the home—home offices, kids' rooms, finished basements, to name a few—be better served by modular carpet than traditional broadloom carpet? Our InterfaceFLOR™ design-it-yourself, do-it-yourself concept is being launched through three channels: retail stores, catalogs, and website. We believe we're hitting the $11 billion residential carpet market at the right time, with the right products—and even a modest 2% share would *double* our U.S. modular floorcovering business.

We are also actively pursuing modular growth opportunities internationally. Much of what we do to attack new markets in the U.S. is transferable to Europe and Asia-Pacific. In Germany, where modular carpet constitutes only 5% of the commercial carpet market, we created new designs and installed a new sales team to capitalize on what we see as an opportunity to push modular toward the level that it enjoys in the U.S. In the large Japanese market, where buyers went straight from hard vinyl tile to carpet tile, skipping over broadloom, we're experiencing significant improvements in sales. In addition, we recently introduced mid-priced products in Asia under our popular Heuga® brand, and they are opening up an abundance of new opportunities for us in a very promising marketplace.

Our broadloom business has struggled to keep pace in the wake of the severe corporate market decline, but we're optimistic about its future, too. While the popularity of modular carpet is accelerating, broadloom will retain a majority share of the market for years to come. We have rejuvenated our broadloom operations under the Bentley Prince Street banner, with focused management, improved operating efficiencies and the most revered brands in the commercial market. (In a 2002 *Floor Focus* magazine survey of top interior designers, our Bentley® and Prince Street® brands ranked highly in design, quality, performance, value and service, with Bentley taking #1 in quality.) But the major reason for optimism is diversification. For instance, we identified the government market as a prime target for broadloom sales and pursued it vigorously. We more than doubled our contract and non-contract government sales in 2002, and we're just getting started in this $200 million U.S. market. We also introduced a line of broadloom products specifically tailored to the healthcare industry, and we've maintained our dominance in the small but profitable retail stores market.

Perhaps the greatest potential market for diversification for our broadloom products is the residential market, where we are making serious inroads. In 2002, we launched the Prince Street House & Home™ Collection of broadloom carpet, which won Best New Product Line at the annual International Design Guild residential products trade show in Atlanta. Also included within the Prince Street House & Home Collection is a line of attractive area rugs. We believe the consumer is ready for better carpet.

Our service business continues to provide us with a competitive advantage in the marketplace, because customers enjoy the single source accountability and solutions that it offers them. Moreover, we are using the customer relationships our dealer network has built to further enhance our efforts at penetrating new markets outside the corporate office sector.

Our fabrics business still is operating in a challenging environment, as a large percentage of our sales are to office furniture manufacturers, whose business is off by 35% from the year 2000 peak levels. We have formed business teams tasked with opening new territories in the residential, hospitality and government markets, and we're already seeing the benefits of their efforts. For example, our sales of fabrics for window treatments such as roman shades and vertical blinds have gone from zero to $3 million over the past two years, and we expect them to approach $10 million within another two years.

Although our access flooring business has suffered from the technology bust and fall off of new office construction, it's a fundamentally sound business, with market leading products, that will recover when the market turns up. However, in order to cut losses in the short term, we have decided to pursue divestiture or some other strategic solution for our access flooring operation.

Interface continues to strive towards its goal of sustainability by 2020, and 2002 marked significant progress in that direction. Right now, as you read this...

Interface facilities are producing carpet with recycled materials in both the face cloth and the backing... Interface crews are taking *back* old carpet for recycling... and Interface operations around the world are consuming less energy than would have been thought possible just a year ago. The growing sensitivity to sustainability in many market areas—like the architect and designer community, universities and government entities—is working to our advantage. And, when you recognize that waste is actually a potential profit center, you can see that the Company's quest for sustainable manufacturing practices is "green" in more ways than one.

By creating and promoting environmentally-friendly products like Entropy random modular carpet and Terratex® upholstery fabric that is 100% recycled and designed to be recyclable, the Company is seeing real and immediate benefits from our sustainability efforts—and they can only grow over the coming years. And as we learn sustainable behavior, we also learn that nature already holds the answers to questions we haven't even thought to ask. For any problem we face, any creative challenge we encounter, we have begun to look for a natural model to help shape our response. This is known as "biomimicry," and it has everything to do with why this Company is facing such a bright future.

Yes, I said "bright future." In 1973, when Interface was born, the economy was in the midst of the worst recession since the Great Depression. Just two years into our existence, Interface had to confront a major market decline. The Company had to learn quickly, and the main lesson learned was how to adapt to changes and grow stronger with each change. We've had to redefine ourselves many times over the years—through economic downturns, industry movements, the bursting of the technology bubble, and the aftermath of September 11th. And we've risen to the challenge every time, re-inventing and relearning our business, and always coming out better for it. So I have no doubt that we will make it through these difficult times and—with just a little help from the marketplace—I think we'll see yet another great period for our Company.

I'd like to close by acknowledging the inspiring creativity, passion and commitment of all the people here at Interface—including David Oakey, whose unparalleled design leadership is helping us carry out our vision. We've been depending on them for more than we ever have before. We haven't had to ask for more. They've just given it. As a group, they have spontaneously and enthusiastically gone above and beyond the call of duty, applying their brains and brawn to the transformation of the Company. Everything this Company is and will be, we owe to them. And my confidence in the Company—which is boundless—is really confidence in them. I look forward to the beginning of that bright future in 2003.

Sincerely,

Daniel T. Hendrix

Daniel T. Hendrix
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS*

(in thousands, except share data)	FISCAL YEAR ENDED 2002	2001	2000
Net sales	$ 924,084	$ 1,058,846	$ 1,223,895
Cost of sales	659,910	746,320	844,447
Gross profit on sales	264,174	312,526	379,448
Selling, general and administrative expenses	225,569	259,039	291,548
Restructuring charges	23,449	54,577	21,047
Operating income (loss)	15,156	(1,090)	66,853
Other expense			
Interest expense	42,022	35,887	36,959
Other	798	490	479
Total other expense	42,820	36,377	37,438
Income (loss) from continuing operations before taxes on income (benefit)	(27,664)	(37,467)	29,415
Taxes on income (benefit)	(9,905)	(11,546)	12,352
Income (loss) from continuing operations	(17,759)	(25,921)	17,063
Discontinued operations, net of tax	(14,525)	(10,366)	258
Cumulative effect of a change in accounting principle, net of tax	(55,380)	---	---
Net income (loss)	$ (87,664)	$ (36,287)	$ 17,321
Basic and diluted earnings (loss) per common share			
Income (loss) from continuing operations	$ (0.36)	$ (0.52)	$ 0.34
Discontinued operations	(0.29)	(0.20)	---
Cumulative effect of a change in accounting principle	(1.10)	---	---
Net income (loss)	$ (1.75)	$ (0.72)	$ 0.34
Balance Sheet Data			
Current assets	$ 366,721	$ 400,247	$ 461,312
Current liabilities	168,912	175,965	214,076
Total assets	863,510	954,754	1,034,849
Long-term debt	---	171,827	140,050
Senior notes	325,000	150,000	150,000
Senior subordinated notes	120,000	125,000	125,000
Total capitalization	$ 674,078	$ 755,409	$ 793,457

* The balances for the current year and prior years have been adjusted to reflect the discontinued operations of our raised/access flooring business.

CATEGORY SALES BREAKDOWN


Modular 48%
Fabrics 21%
Services 19%
Broadloom 12%

NET SALES BY CURRENT MARKET SEGMENTS


Corporate 70%
Institutional 11%
Retail 8%
Healthcare 5%
Residential 4%
Hospitality 2%

GEOGRAPHIC SALES BREAKDOWN


Americas 70%
Europe 26%
Asia-Pacific 4%

MANUFACTURING FACILITIES WORLDWIDE

Americas		Europe	Asia-Pacific
Cartersville, GA	Dudley, MA	Lancashire, England	Picton, Australia
LaGrange, GA	East Douglas, MA	Shelf, England	Bangkok, Thailand
West Point, GA	Grand Rapids, MI	Yorkshire, England	
Los Angeles, CA	Aberdeen, NC	Scherpenzeel, Holland	
Guilford, ME	Elkin, NC	Craigavon, N. Ireland	
Newport, ME	Belleville, Canada		



We now have the momentum to achieve a level of success in diverse but related markets that will rival our strength in the core corporate office market.



Momentum

OVERCOMING RESISTANCE AND MOVING IN NEW DIRECTIONS

POWERING INTO NEW MARKETS

For years, Interface has relied heavily on the cyclical corporate office interiors market. And we've dominated that market. But when the current down cycle in that market began in July 2001, we quickly realized it was time to cushion the impact of future market declines by developing other markets. This is not just a process of market diversification. It's a matter of recognizing channels in which our creative and productive energies will have the greatest positive impact.

Before allocating any resources, we carefully evaluated potential target segments across all of our businesses. Each segment has been analyzed to determine how large it is, how quickly it's growing, what our current market share is, its competitive landscape, and what we have to offer it. The process has also involved the development of specific products and services to meet a target market's needs, using existing Interface technologies and capabilities to minimize expenditures. One of the greatest advantages for Interface is that several major market segments are now more receptive than ever to the benefits of random modular carpet—a highly successful product concept introduced by Interface and now being marketed as the i2 line. This latest Interface innovation has helped push modular to a 50% share of the U.S. commercial office carpet market, and we believe i2 will play a major role in driving a similar high level of penetration in other major carpet markets.

To get the maximum benefit from our market segmentation strategy, we have added new salespeople, changed compensation arrangements, shifted to account-based marketing and reorganized regions. We are also leveraging existing expertise and providing high level sales training—conducted by new, on-staff sales training professionals. As a result, we now have the momentum to achieve a level of success in diverse but related markets that will rival our strength in the core corporate office market when it recovers.

RESIDENTIAL/CONSUMER

Today's consumers are looking for something different and better in home furnishings, and one of the strongest trends today is products that cross over from the commercial market to the consumer market. Interface is well positioned to capitalize on this trend, in broadloom carpet, modular carpet and fabrics.

Our broadloom business is making a major push into the enormous U.S. residential market for carpet. We have launched the Prince Street House & Home Collection of broadloom products—recognized as Best New Product Line at the annual

International Design Guild residential products trade show in Atlanta—and area rugs designed in consultation with Suzanne Tick.

In modular carpet, our prospects are just as exciting. We've thoroughly researched the residential market and have launched the InterfaceFLOR brand of modular carpet products designed, packaged, promoted and sold to meet the unique needs of today's consumers.

We believe we're hitting the $11 billion U.S. residential carpet market at the right time with the right products, because the market is looking for something new—and we would double our U.S. modular floorcovering business if we were to gain only a conservative 2% share.

Interface Fabrics Group is now expanding our business with several major players in the window treatment industry, based on our service capabilities, including the marketing of fabric for roman shades and vertical blinds. This group is already marketing the Stevens Linen™ and Carolina Decorative Fabrics™ lines to the high end residential upholstery market, and we are exploiting our existing relationships in this market to introduce new offerings.

One of the most exciting aspects of our focus on consumer markets is that much of what we learn in the U.S. can then be applied in Europe and in Asia-Pacific.

GOVERNMENT

Broadloom sales to GSA contract and non-contract federal government buyers more than doubled in 2002. This was a result of a focused effort in this market, and all signs indicate that Interface will continue to make inroads in this large carpet market.

Interface modular carpet also fared well among federal purchasers. The federal government consumes a higher proportion of modular carpet than most markets, making it a prime prospect for Interface as the country's leading modular manufacturer. Moreover, requirements that carpet products contain recycled and bio-based materials, as well as a growing number of projects following U.S. Green Building Council's LEED (Leadership in Energy and Environmental Design) certification guidelines, play perfectly into Interface's well known sustainability philosophy and reputation. Interface has also been included increasingly in state government contracts—which account for a substantial volume of carpet purchases annually. Many state contracts pose even stricter sustainability requirements than the federal government, which of course helps Interface.

The federal government's stance on sustainability has also opened doors for Interface Fabrics Group, which has launched an intensive marketing campaign to educate federal agencies about Terratex brand 100% recycled fabrics.

HEALTHCARE

Interface is already established in the healthcare market, selling broadloom, modular and fabric products.

Interface Fabrics Group is a leading provider of healthcare cubicle curtains and is working hard to expand its business. In healthcare facilities like assisted living centers, Interface is addressing special carpet needs, introducing a new broadloom line, and, in modular, promoting our patented Intersept antimicrobial, which protects the carpet from mold, fungal and bacterial growth. Our modular carpet products also help make living spaces more attractive and "warm" while greatly reducing the cost and labor involved in floorcovering maintenance. We believe that we will earn a significant share of the large healthcare carpet market.





HOSPITALITY

Hotels, resorts and convention centers represent a natural growth area for the modular approach to solving carpet maintenance problems. Major hotel chains have tested Interface modular carpet and confirmed its benefits over other flooring alternatives: faster, less expensive installation; easy repairs anyone can do with no special tools or skills; liquid-impermeable backing, with no odor-collecting pad; and no revenues lost due to off-market rooms. With more attention from sales and marketing, our Bentley Prince Street broadloom products should also see accelerated sales growth when the stalled hospitality sector gets moving again.

Interface Fabrics Group is also poised to make serious inroads in the hospitality market, with plans to launch a new brand to meet specialized needs. The Studio™ brand will be marketed globally to architects and designers for use in hotels, cruise ships and other venues. To reach a similar market, Infinity® fabrics are designed to meet the rigorous demands of performance seating in such installations as churches and stadiums. And, in response to market demand, Infinity fabrics will carry an unparalleled 10-year wear and colorfast warranty.

EDUCATION

This entire market, from daycare facilities to universities, is one of Interface's best opportunities for immediate growth in both broadloom and modular carpet sales. Combined sales were up significantly for the year, representing strong gains for both broadloom and modular carpet. Interface has focused a great deal of attention on this market, dedicating 20 modular salespeople in the U.S. We have also launched our new Cubic™ random modular product, the first in a series of products under the i2 collection designed to meet the special needs of the K-12 market at the right price points. Interface is showing the market why it makes sense to switch from six-foot roll goods to modular. With the right product mix, the industry's best sustainability position, and aggressive marketing, we expect to gain a greater share of the higher education carpet market, which some analysts predict will grow by over 17% in 2003.

RETAIL SPACE

The name of the game for retailers is to build traffic, and the floorcovering pays the price. This carpet market is a particularly strong one for Interface, accounting for three of our top ten modular customers in the U.S. Retail space customers, once they make a purchase decision, often demand immediate, overnight installation to avoid interruption of business. By providing both product and service with single source accountability, our Re:Souce Americas distribution channel is uniquely capable of meeting this need. This gives us a distinct competitive advantage, as does the fact that the current low penetration of modular is projected in coming years to reach 50% of the soft floorcovering used in this market.

TENANT IMPROVEMENT

Owners and managers of rental properties represent a major carpet market for anyone who can meet two vital needs: mid-range pricing, and reliable maintenance, repair and replacement service. With the 2002 launch of our mid-priced BPS™ Collection of broadloom products through our service channel, we expect to capture a significant proportion of those sales and get our fair share of this business.


Growth
Goals
Repeat Business
New Customers
2001
2002

About 90% of our broadloom and modular carpet products are now made to order in the U.S. and in Asia-Pacific.

MANAGING OPERATIONS TO MEET DEMAND


Efficiency

MAKE-TO-ORDER

We've been restructuring operations for several years to reach one simple yet challenging goal: to make what's already been sold rather than trying to sell what's already been made. As a result, about 90% of our broadloom and modular carpet products are now made to order in the U.S. and in Asia-Pacific, and we are steadily moving towards that level in Europe as well. Using a technique called "mass customization," we are able to custom produce products quickly, achieving the best lead times in the industry and meeting customers' on-time delivery needs.

For us, the bottom line benefit of this approach is compelling because it has radically reduced inventories of both raw materials and finished goods and also reduced our fixed manufacturing costs. For example, we now use 60% fewer SKU's of yarn to produce carpet than we did prior to implementing mass customization. We're also improving inventory turns, best illustrated by our U.S. modular business, which has more than doubled its finished goods turns in the past three years.

The close analysis of all phases of manufacturing has led to further streamlining and cost reductions. Among the many improvements brought about through our QUEST zero waste initiative is a patented "portable creel" that reduces the cycle time for getting yarn to the modular carpet production equipment by 20%.

We also discovered that we could reduce the amount of carpet backing material used, allowing our machines to run faster and at a lower cost without diminishing the quality or performance of the finished products.

Our carpet production knowledge and skills are so honed, we can produce small runs cost-effectively, whether they are customized responses to customer requests, timely production of formerly off-the-shelf SKU's, or new products for test marketing. We're giving a whole new meaning to the term "supply and demand."

CUSTOMER SOLUTIONS

One day in 1974, when Interface was still in its start-up phase in the midst of a severe recession, founder Ray Anderson saw that there was not a single order on the books. Shocked, he came to the stark realization that the next order is the Company's next heartbeat. It was a lesson that shaped Interface's sales orientation and attitude about dealing with customers, and it's been in our DNA ever since. We are what is called "customer intimate" today. Rather than assuming we know what customers need, we form close relationships that enable us to learn their needs and develop effective solutions.

The most obvious sign that Interface is focused on providing customer solutions is the number of new modular, broadloom and fabrics products we introduced at the NeoCon trade show in 2002—more than any competitor.

Some of our solutions are developed to serve established market segments better, such as: the Infinity brand of upholstery fabric for performance seating that comes with unprecedented wear and colorfast guarantees; the introduction of mergible dye lots so commercial modular carpet customers can dispense with attic stock; 100% recycled Terratex workstation panel fabric for customers following U.S. Green Building Council's LEED certification guidelines; and the introduction of Intersept antimicrobial treatment for the healthcare market.

Many new Interface products are created to offer specialized qualities to appeal to new markets. In Asia-Pacific, the Heuga line of modular carpet has been introduced to hit mid-level price points and win orders from many local businesses. Here in the U.S., Interface is targeting the consumer market with new broadloom and modular products: Prince Street House & Home broadloom products and area rugs designed in consultation with Suzanne Tick, and InterfaceFLOR modular carpet kits for stylishly simple do-it-yourself solutions.

Connectivity

JOINING TOGETHER TO FORM STRONG BONDS





It's in our DNA that the
next order is the Company's
next heartbeat.



Other new offerings from Interface are actually product-service combinations, like TekSolutions®: just-in-time, cut-to-fit fabric components that enable furniture makers to trim inventory and labor costs. We are exploring other ways to bundle products and services together to form better value equations for customers, such as our Re:Source® channel to install, maintain and reclaim carpet for commercial customers for life. The possibilities are as numerous as the types of customers we serve and will change with our capabilities and market conditions, so value delivery is being engrained as an essential part of how we do business.

The goal of customer satisfaction drives virtually everything we do. It's why we got into the service business, not just in the U.S. but through alignments internationally. As we open new channels of communication and distribution in established and new markets, we are training distributors and dealers to deliver more value. Even our emphasis on modular carpet in new markets is all about customer satisfaction because modular opens up a whole new range of end user benefits.

Our belief in sustainability preceded market demand. Our knowledge and leadership in this area, especially in the "green building" movement, now resonate deeply with many of our customers around the globe. As pioneers in recycling and repurposing used carpet, in creating near 100% recycled products, in switching to "green energy" to power our facilities, and in so many other environmentally sensitive actions, Interface is influencing others to adopt sustainable practices. In fact, our sustainability experts are regularly invited to high level meetings to share our insights and experiences with corporate leaders around the world, and we produce and distribute educational materials to show many others that sustainable business is good business.







PRIORITIZED SPENDING

Just as we seek to eventually eliminate waste entirely in our drive for sustainability, we also continue searching for ways to achieve greater spending efficiencies in our operations. Forged through the acquisition of more than 50 different companies, Interface thrived for years by focusing on sales growth. But the downturn in our core market caused us to sharpen our focus. Now, our people are doing more with less. Efficiency is the name of the new game.

We've continued squeezing selling, general and administrative expenses hard. We have trimmed total SG&A costs by a remarkable, sometimes painful, $90 million since their peak in 1998.

As part of our program to simplify, speed up and improve the efficiency of production operations, we've rationalized our facilities by closing 10 plants since 2000, and are in the process of closing two more. We're also consolidating and integrating other operations. This will enhance profitability by reducing operating costs.

We have also rationalized our product lines, reducing the total number of SKU's in our broadloom business by about 40% in the past two years.

Concern with bottom line results forced us to look at our payroll commitments as well, so we have found it necessary to reduce our workforce by about 30% during the past two years, a difficult but necessary action.

As in 2001, capital expenditures in 2002 were limited. We had already invested in manufacturing capacity and technology upgrades in recent years, so we were able to focus spending on projects that demonstrate a significant payback in one year or less.

It's clear that we're serious about minimizing expenditures at Interface, but that does not mean we are cutting costs across the board. While we are diligently working to improve the bottom line, we are also investing to strengthen the top line. Orders are still the heartbeats of our Company. We earnestly believe that the best interests of the Company and its shareholders will be served by judicious but sufficient spending on such things as new salespeople, new product development, and new marketing campaigns in segments with the highest potential. By building on our strengths, sharpening our competitive edge, upgrading sales capabilities and recalibrating all operations while the economy is slow, Interface will be poised to capitalize fully when the commercial interiors market emerges from its unprecedented downturn.

We have trimmed total SG&A costs by a remarkable, sometimes painful, $90 million since their peak in 1998.

SUPPLIER-SIDE ECONOMICS

Supply chain management is a key element in Interface's plan for reducing operating costs, conserving working capital, and improving production efficiency, while enhancing service to customers. Because the supply chain includes everyone from our suppliers' suppliers to our customers' customers, extensive collaboration and coordination are essential.

Interface implemented a Company-wide program to tighten the supply chain early in 2002. By year's end, this program had yielded a $33.6 million reduction in working capital across all divisions around the world. With results like this hitting the bottom line, the benefits of supply chain management are being realized by each business unit, and a cultural shift is well underway.

Supply chain management activities are focused in three major areas: inventory performance; receivables optimization; and supplier and spend management.

Inventory performance involves close analysis of our end-to-end order fulfillment activities and determining which products the market really wants. By carefully gauging market demand, reviewing what's offered, re-profiling product lines and resetting service levels accordingly, the risks associated with carrying inventory—which is viewed as a liability—are greatly reduced. This approach brings sales and operations people together to collaboratively fine-tune production decisions day by day. Inventories are reduced without cramping sales, and the Company can take full advantage of the greater flexibility that results from the simplification of what's offered to customers. With inventory performance techniques well established within the Company, Interface is now working with both suppliers and customers to further improve end-to-end supply chain performance optimization.

Teams focused on the second area of supply chain management—receivables optimization—are reducing the "days outstanding" gap between when product ships out and when the payment for it comes in. By reducing this float—which is, in effect, a loan to customers—Interface can significantly enhance working capital performance and save a lot of money.

The third area of focus is supplier and spend management. Realizing that purchasing can be handled more effectively by working collectively, the Company now continuously examines all of its spending to leverage Interface's economies of scale. At the divisional and the corporate levels, in individual countries and regions as well as globally, there are many opportunities for savings through better supplier management: yarns, dyes, chemicals, transportation, travel, telecommunications, information technology, real estate, basic production and administrative supplies, and so on. What's more, suppliers work closely with Interface teams to reduce the total cost of ownership associated with a particular process, product, commodity or service, such as providing yarn on metered cones that carry just the right amount of yarn for a production run, providing web-based tools to better manage spending, or working jointly to resolve specific supply chain challenges.

Overall, supply chain management involves a very large number of people across the globe who are focused on reducing costs and driving value on a day-in and day-out basis. Much of it consists of saving pennies at a time, but it quickly adds up to millions.

Synchronicity



COLLECTIVE ACTION YIELDING POWERFUL RESULTS

By year's end, our supply chain management program had yielded a $33.6 million reduction in working capital.



In 2002, we generated $39 million in free cash flow, and established a flexible capital structure.

Stability



BUILDING A SOLID FOUNDATION FOR GROWTH AND PROFITABILITY

CAPITAL STRUCTURE

With the cooperation of our lending partners, Interface has been able to navigate through a challenging business environment. Although we're a leveraged company, we have financial flexibility. Reacting early to the economic downturn, we began working towards having the kind of liquidity it takes to run a business in these difficult times. In 2002, we refinanced debt to establish a more flexible capital structure, repurchased $5 million of our public bonds, and generated $39 million in free cash flow.

We work diligently to enhance our capital stability so that the Company can withstand an unusually long down cycle. We have $445 million in public bonds outstanding, with extended maturities, so our first payment of principal is not due until November 2005. We have a $100 million revolving credit facility in place with our primary bank group, with no borrowing against it at the end of 2002. And we anticipate moving to an asset-based lending facility for even greater flexibility. In short, we currently have the liquidity we need to run the Company effectively.

Unlike many companies these days, we have capital resources that will enable us to adapt to evolving conditions, respond to market opportunities, change gears when appropriate and weather problems when necessary.

With a flexible capital structure and a record of good corporate governance, Interface can focus all its energies on building the business.

Since Ray Anderson put Interface on the path towards sustainability back in 1994, the Company has made great strides in defining and implementing actions that will move us in that direction. Though many companies, including some of our competitors, now talk about sustainability, too much is still mostly just talk. Some seem to think that reclaiming used carpet for recycling is enough. But, as laudable as recycling programs are, they barely scratch the surface.

The breadth of sustainability initiatives at Interface today demonstrates how comprehensive an approach must be if it is to succeed.

We set a goal: to be sustainable by 2020, accounting for *no* net reduction in the earth's resources in the conduct of our business and doing no harm to the biosphere. Pretty remarkable for a company that makes carpet and industrial textiles, and considering the fact that the majority of the material consumed for raw materials and energy in the conventional manufacturing processes is from nonrenewable fossil fuel. In the beginning, there were plenty of doubters, even in the Company. But we embarked on an intense learning process, put key management tools in place, and posted a timetable showing what we would have to do, year by year, to reach our goal in 2020. We're on schedule to meet our sustainability goals. As statistics on our *interfacesustainability.com* website indicate, Interface leads not only our industry, but others as well, in sustainable business practices.

We attribute our rapid progress to the fact that, throughout the Company, people have grasped the concept of sustainability, realizing that it's good business not just good deeds. The success of our newest modular carpet designs and Terratex brand fabric is making this clear to everyone. So does our customers' support.

We didn't start making carpet tiles with the idea of preserving natural resources. But it had inherent installation and maintenance advantages that translated into greater economy, efficiency and waste reduction in comparison with traditional broadloom carpet. So, as we looked for ways to differentiate our modular products, it was natural to seek ways of amplifying those qualities. When designer David Oakey stopped struggling to hide the seams and decided to look at them positively, he broke down a major barrier in modular design and set the stage for an idea that is now propelling modular carpet to new levels of desirability and into vast new markets.

LEARNING FROM NATURE WHILE PROTECTING ITS RESOURCES

Biomimicry

The success of our newest modular carpet designs and Terratex brand fabric is making it clear that sustainability is good business.



The idea behind i2, our newest product concept, is an example of biomimicry. As used by influential science writer Janine M. Benyus, *biomimicry* means observing nature to see the successful results of millions of years of trial and error, learning what works and how, and getting the inspiration to solve the problems we encounter.

Oakey observed that, in nature, "flooring" has random and diverse, yet attractive, patterns. By using this kind of random design, Oakey made it possible for Interface to make modular carpet that can be laid in any direction. The look is clean, contemporary and as changeable as the customer wants it to be. Installation and maintenance are easy and less expensive. Changing layouts can be accommodated cost-effectively. And waste is radically reduced. Interface further enhanced the "green" quality of its modular carpet by reducing fiber content and by using recycled materials for the face cloth and the backing. Our initial product in this line, Entropy, is our fastest growth modular product ever.

In our fabrics business, we have converted a majority of our polyester products to polyester fibers produced from 100% post-consumer plastic soda bottles, avoiding over 39,000 metric tons of greenhouse gas (GHG) emissions. In addition, over 75% of our Guilford of Maine® fabric line is made from renewable or recycled raw materials. These and other achievements have resulted in a total global reduction of absolute GHG emissions by 31% from baseline years.

In a simultaneous effort to reduce environmental footprint, both our carpet and fabrics businesses have significantly reduced their consumption of water per unit of production—Interface Fabrics Group by 33% and our carpet plants by 76% compared with a 1996 baseline year.

Achievements like these have made it clear that sustainable behavior can be profitable. Interface employees at all levels are believers, and the race for sustainability is on.

The concept of biomimicry, introduced to our markets so successfully by David Oakey, is now being applied in many aspects of how our Company works: product design, manufacturing, distribution, marketing.

So, while we are proud that we've reduced the volume of scrap material going off to landfills from our plants by 79% since 1996, that 10% of the carpet we sell now has post-consumer recycled backing, and that 8% of the energy used to make our products is now from renewable sources, we know that all this is just the beginning.

As the charts indicate, Interface leads our industry in sustainable business practices. As we practice biomimicry and draw more and more inspiration from nature, our leadership will grow stronger every day. We thank our customers for embracing and supporting these initiatives.

CUMULATIVE QUEST SAVINGS IN MILLIONS SINCE 1994

2002	$209
2001	$185
2000	$165

TOTAL PERCENT NONRENEWABLE CONTENT IN RAW MATERIALS FOR ALL OF INTERFACE OPERATIONS

Year	Value
2002	95.0%
2001	93.9%
2000	94.7%

BTU'S OF NONRENEWABLE PROCESS ENERGY USED TO MAKE CARPET COMPANY-WIDE

2002	12,888/YD²
2001	13,954/YD²
2000	16,111/YD²

TOTAL METRIC TONS OF CO_2 EMISSIONS FROM STATIONARY COMBUSTION AND ELECTRICITY CONSUMPTION COMPANY-WIDE

Year	Value
2002	122,606
2001	132,605
2000	162,533

OUNCES OF NONRENEWABLE YARN CONSUMED PER SQUARE YARD OF CARPET COMPANY-WIDE

2002	21.6/YD²
2001	21.5/YD²
2000	23.3/YD²



The year 2002 was marked by a great deal of progress in transforming the Company, but we simply could not outrun the decline of the corporate office market, now down 35% from its peak in year 2000. Rather than waiting for that market to rebound, Interface has been aggressively moving into new areas. But some of the most important activities at Interface have been enterprise-wide. In aspects of our work where there were common challenges and the likelihood of synergistic solutions, Interface employees got together formally and informally to explore the possibilities.

As a result, the Company has now implemented several programs that are enhancing our profitability, increasing our efficiency, strengthening relations with suppliers and customers and moving us closer to sustainability. From the sharing of best practices among facilities, segments and departments, to the cost-saving coordination of global purchases, to the implementation of joint marketing strategies, Interface business segments will continue working together and finding synergies.

MODULAR CARPET

Our modular story will keep getting better and better.

Interface pioneered carpet tile in the U.S. in the 1970's, and we later acquired the company that invented it nearly 50 years ago in Europe. We have led the industry in perfecting the aesthetic and functional qualities of this highly profitable type of floorcovering ever since. Modular carpet is what Interface is all about and what got us where we are today. We've always believed it is a better floorcovering solution than any other floorcovering and that it could become the standard in the commercial market. And, when we began pursuing sustainability, it was a natural fit with our modular thinking.

Modular carpet significantly reduces waste that occurs during installation. And our innovative Entropy product—inspired by nature and conceived by David Oakey Designs—can be positioned randomly, cutting waste down to less than 1%. Add to this the reductions in labor and down-time and the fact that stains and worn spots can be replaced easily, and it's obvious why so many architects, designers and facilities managers and their clients opt for Interface modular floorcovering. And the recent trend towards interior design flexibility—with corporate customers sometimes looking for products that facilitate change for the sake of change—simply reinforces the appeal of modular.

With a combination of good science, common sense and creativity, Interface's Entropy product fulfilled the true promise of modular carpet and defined a whole new floorcovering category. It is the fastest growing product in the history of our Company. Our random-oriented products accounted for 35% of our modular sales within just 24 months of introduction; we expect the percentage to reach 50% this year.

The year 2002 also marked the birth of the next generation of modular carpet, recently launched as the i2 line. A broad collection of random modular products including Entropy, i2 delivers on the full promise of modular.

The corporate office interiors market has been stalled for three years now, but as the leading modular provider, with a 35% share and the definitive i2 line, Interface will reap major rewards when this market rebounds.

Interface is now moving quickly beyond the corporate office market with i2, because the very qualities that have made our modular products so strong in that market are attracting other customers as well. We are aggressively pursuing growth in other domestic and international markets, primarily healthcare, hospitality, retail space and education. Our produce-to-demand capabilities make it possible for us to design and produce modular products to meet the express needs of each market. About 50% of the carpet purchased in the U.S. specified office market is modular, but it accounts for less than 20% of the carpet sold in other segments of the U.S. commercial market. We believe they, too, will reach the 50% modular level by 2008, and a commanding share of that modular growth will be won by Interface.



The most enticing new market for modular is the residential/consumer market. The clean, modern look of Interface modular, the options of easy do-it-yourself installation and periodic "design-it-yourself" redecoration of the floor, and the all-around efficiency of modular carpet are converging with consumer preferences and the trend of commercial products—kitchen appliances, for example—crossing over from the commercial to the consumer market. The appeal of Interface modular products is even greater for the growing number of people sensitive to environmental impact and the goal of sustainable industry.

Interface is positioning modular carpet as the smart way to cover floors in home offices, children's rooms, game rooms, dens, basements and garages. Products are marketed to consumers through retail and direct selling channels. Test roll-outs of our InterfaceFLOR modular carpet are being executed in 2003 through Design Within Reach, new concept stores by Crate & Barrel, and other retailers. We will also be taking orders directly from consumers through our *www.interfaceflor.com* website.

One great advantage Interface has in marketing modular to consumers is our ability to respond to feedback very quickly. By monitoring web sales patterns and reports from our retailing partners, we can respond effectively to quantitative demands and also adjust our product line on the fly, extending on winning colors and designs, dropping laggards, and introducing new ideas to gauge marketability. We expect to have a thorough understanding of consumer buying behavior and trends and the ability to capitalize on it in real time.

BROADLOOM CARPET

The future of the commercial carpet market may belong to modular, but broadloom will continue to account for the majority of carpeting sold for years to come, and Interface has what it takes to keep our broadloom business at the forefront. We have the most recognized commercial broadloom brands in the U.S.—Bentley and Prince Street. Designers voted Bentley the top broadloom company in the Best Overall Business Experience category in a 2002 *Floor Focus* magazine survey. And we have implemented a plan to create a highly profitable high end broadloom niche business catering to the commercial, institutional, tenant improvement and residential markets.

The consolidation of broadloom production into one facility and separation of broadloom and modular carpet operations management are now helping Interface recover from the decline of the corporate office market. The Company has significantly reduced the break-even point in broadloom operations, but its primary market remains sluggish. In response, we are aggressively moving into new markets. Rather than merely relying on existing contacts among architects and designers, broadloom sales representatives are pursuing decision makers in government, healthcare, education and hospitality markets. Armed with products designed to meet specific market needs, we made significant inroads with these buyers in 2002. As the economy recovers, broadloom sales across the board should increase significantly. Interface broadloom customers, new and old, will be given white glove service as part of our five star customer care program.

Another growth opportunity for Bentley Prince Street is the residential market. In addition to traditional broadloom rolls, marketed through large chains and high end furniture stores, we have also introduced Prince Street House & Home area rugs beautifully designed in consultation with Suzanne Tick.

FABRICS

For our fabrics business, success in 2003 will come from differentiation and diversification. A restructuring initiative in 2002 has laid the base for enhanced profitability by rationalizing three plants to consolidate their production into two sites and shedding excess footprint. Interface Fabrics Group has also revamped its marketing strategy to include strong value messaging not just to our customers but also to our customers' customers, such as architects and designers and end users who have tremendous influence on fabric choices.

Interface dominates in fabrics for the contract furniture market by providing solutions for customers with products like Terratex. Terratex fabric is made of 100% recycled materials, so it is preferred by the growing number of buyers sensitive to environmental impact—most notably, federal and state governments and customers following the U.S. Green Building Council's LEED certification guidelines. And Interface introduced Terratex upholstery fabric with the distinction of being the first product that is both 100% recycled and designed to be recyclable. Interface Fabrics Group was recently awarded major new adoptions by some of the industry's leading manufacturers.

In the fabrics trade, products are categorized in grades, based on quality and price. The tight economy has pushed most buyers towards the lower priced grades, so Interface has responded by creating a new family of fabrics that use less material but perform like fabrics with more material. This high value option is catching on quickly with customers.

We also add value for furniture manufacturers with a range of integrated products and services called TekSolutions. Most often, this involves just-in-time delivery of fabric pieces that have already been cut to fit based on the customer's specifications. We also offer special product



treatment services, such as lamination, cutting and coating.

With workstation panel makers trending back up to the 60" high panel rather than a 48" version; with fabric sales teams cultivating relationships with customers serving the residential, government and hospitality markets; and with new product introductions to customers that produce roman shades and vertical blinds, we expect to hold our own in 2003.

SERVICES

Like the TekSolutions product-and-service strategy in our fabrics business, Re:Source Americas was conceived as a way to capture major accounts by offering turnkey floorcovering service. Re:Source Americas serves as a single source that can meet all the client's floorcovering needs—a wide range of products including both broadloom and modular carpet, hard surface floorcoverings made by other companies, as well as the full gamut of floorcovering related services, including installation and maintenance—a service area we are expanding.

High standards of quality, proactive attention to customer needs, and quick professional response to customer requests build lasting relationships. This makes it easy for customers to get the best the floorcovering industry has to offer. For Interface, these relationships generate a steady flow of service work, position us for future product sales, and give us realistic, real time feedback on what's going on in our markets. We see service as a differentiator for us in our markets, and we also expect it to become a business multiplier as, for example, we build the maintenance side of our service operations. Customers in many markets—education, healthcare, tenant improvement, and especially retail space—look for the single source accountability of a product-and-service provider like Re:Source

Americas. The eventual government insistence that used carpet be recycled rather than thrown in the landfill will further enhance the appeal of our services.

INTERNATIONAL

No other floorcoverings company in the world rivals the global capabilities of Interface. With manufacturing facilities on four continents and marketing operations in about 100 countries, Interface offers global sourcing for multi-national firms as well as strong product and service support for local customers.

The key to Interface's international success lies in our recognition that customers in different countries have different priorities and preferences. So, rather than trying to simply market what works in the U.S., we find out what drives buying decisions in key countries and then create products to meet their specific needs. This line of thinking resulted in a major organizational change in 2002. We decided our business groups in Europe and in Asia-Pacific should no longer be jointly managed but should operate independently. This change enables each region to respond more effectively to local conditions, and positive results were seen almost immediately.

In Asia-Pacific, the Heuga brand of mid-priced products has been introduced to capitalize on exciting new market opportunities in China, Malaysia, South Korea and other countries. In Japan, which is the second largest modular carpet market in the world, sales were up by almost 50% in 2002. With a larger sales team in place, orders up, and customers shifting from a price to a design orientation, Asia-Pacific management is projecting that sales will more than double in five years. Prospects in Australia are good, too, with sales reaching record highs as 2002 ended and business evenly spread across the healthcare, education and corporate segments. Sales to the Chinese market are still low, but with a strong local presence now and the right products in place, Interface business in China represents a significant long term growth opportunity.

In Europe, we see strong potential and only fragmented competition. In the U.K., where Interface holds a 25% share of the modular carpet market, a new key account sales team is developing new contacts in the education and healthcare markets. As the first company in the U.K. to convert all of its electrical energy needs to 100% "green energy" and one that is well known as a sustainability leader, Interface is given access to the highest levels at organizations that share our belief in sustainable practices. In Germany, which is the second largest overall carpet market in the world, a new Interface sales team is concentrating on core business, showing architects and designers and their corporate clients the benefits of converting from other floorcoverings to modular carpet. Modular constitutes only a 5% share of the German market but we believe that can triple in a relatively short time. In other European countries, like France and Spain, Interface's produce-to-demand capability enables us to respond to country-specific tastes and needs, and an expanded European sales force is working to increase share across the continent.

ACCESS FLOORING

Interface Architectural Resources, our raised flooring operations, has a lot of long term potential, but its business has fallen off by 62% from year 2000 levels due to decreased spending in technology and new construction. Its products are excellent and there's no reason it should not return to profitability once the overall corporate market rebounds. However, we are intent on cutting our short term losses. We are planning a strategic solution, such as a joint venture, strategic alliance or divestiture. Until a plan is finalized, we will continue to aggressively operate this business as usual.



BOARD OF DIRECTORS



Ray C. Anderson
Chairman of the Board
◇ △



Daniel T. Hendrix
President and
Chief Executive Officer
◇



Dianne Dillon-Ridgley
U.N. Representative
World YWCA
(Geneva, Switzerland)
△



Carl I. Gable
Private Investor
◇ □



Dr. June M. Henton
Dean of the College
of Human Sciences
Auburn University
○



Christopher G. Kennedy
President
Merchandise Mart Properties, Inc.
○ △



J. Smith Lanier, II
Chairman
J. Smith Lanier & Co.
◇



James B. Miller, Jr.
Chairman and
Chief Executive Officer
Fidelity National Corporation
□



Thomas R. Oliver
Chairman
Six Continents Hotels
○



Leonard G. Saulter
Senior Vice President (retired)
Interface, Inc.
□



Clarinus C. Th. van Andel
Law Partner (retired)
Schut and Grosheide
(Amsterdam, the Netherlands)



Don H. Lee (Emeritus)
Senior Vice President (retired)
Interface, Inc.



Don E. Russell (Emeritus)
Senior Vice President (retired)
Interface, Inc.

◇ Executive Committee Member
□ Audit Committee Member
○ Compensation Committee Member
△ Nominating Committee Member

INTERFACE, INC.

Daniel T. Hendrix
President and
Chief Executive Officer

Michael D. Bertolucci, Ph.D
Senior Vice President
(Research and Development)

Brian L. DeMoura
Senior Vice President
(Fabrics)

John R. Wells
Senior Vice President
(Americas Floorcoverings)

Raymond S. Willoch
Senior Vice President
(Administration),
General Counsel and Secretary

Robert A. Coombs
Vice President
(Asia-Pacific Floorcoverings)

Patrick C. Lynch
Vice President, Chief Financial
Officer and Treasurer

Lindsey K. Parnell
Vice President
(Europe Floorcoverings)

INTERFACE RESEARCH

Michael D. Bertolucci, Ph.D
President

INTERFACE AMERICAS

John R. Wells
President and
Chief Executive Officer

Gregory E. Colando
Senior Vice President
(President–InterfaceFLOR)

R. Kim Headrick
Senior Vice President
Finance and Information
Services

E. David Hobbs
Senior Vice President
Operations

James A. Johnson
Senior Vice President
(President–Interface
Architectural Resources)

Joyce D. LaValle
Senior Vice President
Human Services

Anthony P. Minite
Senior Vice President
(President–Bentley Prince
Street)

David L. Prosser
Senior Vice President
(President–Re:Source
Americas)

INTERFACE EUROPE

Lindsey K. Parnell
President and
Chief Executive Officer

Harold Gilmore
Senior Vice President
Operations

Jan Hasselman
Senior Vice President
Finance

Ton Raaphorst
Senior Vice President
Sales and Marketing

Patrick Riley
Senior Vice President
Business Development

Gilbert Pivoly
Vice President Sales
(Continental Europe)

INTERFACE ASIA-PACIFIC

Robert A. Coombs
President and
Chief Executive Officer

Robin Hales
Vice President
Marketing and Product
Development

Michael See
Vice President
Finance, and Sales &
Operations (Asia)

INTERFACE FABRICS GROUP

Brian L. DeMoura
President and
Chief Executive Officer

C. Paul Goodall
Vice President
(Managing Director–
Camborne)

Mary Alyce Higgins
Vice President
Human Resources

Larissa A.M. Larrabee
Vice President
Finance and Administration

Barbara A. Nymark
Vice President
(President–Toltec)

Raymond Ogden
Vice President
(President–Chatham & Intek)

Paul Paydos
Vice President
Technical Services

J. Derrill Rice
Vice President
New Businesses

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, filed each year with the Securities and Exchange Commission, may be obtained by shareholders without charge by writing to:
Mr. Patrick C. Lynch
Chief Financial Officer
Interface, Inc.
2859 Paces Ferry Road
Suite 2000
Atlanta, Georgia 30339

ANNUAL MEETING
The annual meeting of shareholders will be at 3:00 p.m. on May 20, 2003 at:
Interface, Inc.
2859 Paces Ferry Road
Atlanta, Georgia 30339

TRANSFER AGENT AND DIVIDEND DISBURSING AGENT
EquiServe Trust Company, N.A.
P.O. Box 43012
Providence, Rhode Island 02940-3010

NUMBER OF SHAREHOLDERS OF RECORD AT MARCH 17, 2003
Class A—974
Class B—52

CHANGE OF ADDRESS
Please direct all changes of address or inquiries as to how your account is listed to:
Registrar
EquiServe Trust Company, N.A.
P.O. Box 43012
Providence, Rhode Island 02940-3010

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
BDO Seidman, LLP
Atlanta, Georgia

PRINCIPAL LEGAL COUNSEL
Kilpatrick Stockton, LLP
Atlanta, Georgia

CORPORATE ADDRESS
Interface, Inc.
2859 Paces Ferry Road
Suite 2000
Atlanta, Georgia 30339
770.437.6800 tel
770.803.6950 fax
www.interfaceinc.com

TICKER SYMBOL
IFSIA (Nasdaq)

FORWARD-LOOKING STATEMENTS
This report contains statements which may constitute "forward-looking statements" under applicable securities laws, including statements regarding the intent, belief, or current expectations of Interface, Inc. (the "Company") and members of its management team, as well as the assumptions on which such statements are based. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth under the heading "Safe Harbor Compliance Statement for Forward-Looking Statements" in Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2002, and are hereby incorporated by reference. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Printed on Monadnock Astrolite PC 100 made from 100% post-consumer waste.

Design: Gensler Studio 585 Photography: Scott Morgan, Jerry Burns Printing: Hennegan

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 29, 2002

Commission File No.: 0-12016

Interface, Inc.

(Exact name of registrant as specified in its charter)

Georgia	**58-1451243**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
2859 Paces Ferry Road **Suite 2000** **Atlanta, Georgia**	**30339**
(Address of principal executive offices)	*(zip code)*

Registrant's telephone number, including area code:
(770) 437-6800

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Class A Common Stock, $0.10 Par Value Per Share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES ☑ NO ☐

Aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 28, 2002 (assuming conversion of Class B Common Stock into Class A Common Stock): $370,881,888 (46,129,588 shares valued at the last sales price of $8.04 on June 28, 2002). See Item 12.

Number of shares outstanding of each of the registrant's classes of Common Stock, as of March 17, 2003:

Class	Number of Shares
Class A Common Stock, $0.10 par value per share	43,720,542
Class B Common Stock, $0.10 par value per share	7,656,885

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2003 Annual Meeting of Shareholders are incorporated by reference into Part III.



PART I

ITEM 1. BUSINESS

General

We are a global manufacturer, marketer, installer and servicer of products for the commercial, institutional and residential interiors markets with a strong presence in the following market segments:

- Modular carpet;
- Broadloom carpet;
- Floorcovering services;
- Interior panel fabrics;
- Upholstery fabrics; and
- Raised/Access flooring.

With a market share of approximately 35%, we are the worldwide leader in the modular carpet segment. Our *Bentley*® and *Prince Street*® brands are leaders in the high quality, designer-oriented sector of the broadloom carpet segment. We provide specialized carpet replacement, installation, maintenance, and reclamation services through our Re:Source Americas service network. Our Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share of approximately 50%, and the leading U.S. manufacturer of contract upholstery sold to office furniture manufacturers and contract jobbers, with a U.S. contract upholstery market share of approximately 35%.

Our specialty products operations produce antimicrobial additives, vinyl carpet tile backing, and specialty mat and foam products. We also produced adhesives and other specialty chemical compounds until February 2003, when we sold that business. In the fourth quarter of 2002, we decided to sell or otherwise create a joint venture or strategic alliance for our raised/access flooring business (for which we are the second largest U.S. manufacturer) and thus we now reflect that business as discontinued operations.

Our complementary product and service offerings, together with an integrated marketing philosophy, enable Interface to take a "total interior solutions" approach to serving the diverse needs of our customers around the world.

We market products in over 100 countries around the world under such established brand names as *Interface*®, *Heuga*®, *Bentley* and *Prince Street* in modular carpet; *Bentley* and *Prince Street* in broadloom carpet; *Guilford of Maine*®, *Stevens Linen*™, *Toltec*®, *Intek*®, *Chatham*®, *Camborne*™ and *Glenside*™ in interior fabrics and upholstery products; *Intersept*® in antimicrobials; and, until the disposition of our raised/access flooring business is consummated, *C-Tec*®, *Atlantic*™ and *Intercell*® in raised/access flooring systems. We utilize an internal marketing and sales force of over 1,000 experienced personnel stationed at over 75 locations in over 30 countries, to market our products and services in person to our customers. This sales force is one of the largest sales forces in the global commercial floorcovering industry. Our principal geographic markets are the Americas (70% of 2002 net sales), Europe (26% of 2002 net sales) and Asia-Pacific (4% of 2002 net sales).

For 2002, we had net sales and net loss (including a $55.4 million after-tax write-down associated with our implementation of Statement of Financial Accounting Standards (SFAS) No. 142 and a pre-tax restructuring charge of approximately $23.4 million) of $924.1 million and $87.7 million, respectively. Net sales consisted of sales of floorcovering products and related services ($710.0 million), interior fabrics sales ($199.3 million) and other specialty product sales ($14.8 million), accounting for 76.8%, 21.6% and 1.6% of total net sales, respectively.

Our Strengths

Our dominant market positions reflect our principal strengths, which include:

Preeminent Brand Names with Reputation for Quality and Reliability. Our products are known in the industry for their high quality and reliability. Our preeminent brand names in carpets and interior fabrics are leaders in the industry. In a 2002 survey of interior designers published in the *Floor Focus* industry publication, an Interface company was ranked first or second in each of the five survey categories of carpet design, quality, value, service, and performance. In addition, an Interface company ranked first and second in the category of "best overall business experience" for carpet companies in this survey. On the international front, *Heuga* is one of the preeminent brand names in carpet tiles for commercial, institutional and residential use worldwide. *Guilford of Maine, Chatham* and *Camborne* are leading brand names in their respective markets for interior fabrics. Interface Architectural Resources' *TecCrete*® brand is a leading brand in the raised/access flooring market.

Strong Free Cash Flow Generation. We have structured our principal businesses to yield high contribution margins. As a result of our historical investments in global manufacturing capabilities and mass customization techniques and facilities, and our sustained initiatives to reduce costs and enhance operating efficiencies throughout our supply and production chain, we are positioned to derive substantially increased cash flows from operations. We have the current capacity, without significant capital expenditures, to increase production levels to handle higher demand for our products, which may result from either or both of (i) improved economic conditions and (ii) the expansion of our business in non-corporate segments that is being driven by the increasing acceptance of modular products. The consolidation and integration of varied operating, manufacturing and administrative functions, along with the workforce reductions and other initiatives reflected in our 2000, 2001 and 2002 restructuring charges, contribute to this strength.

Innovative Product Design and Development Capabilities. Our product design and development capabilities give us a significant competitive advantage. We have an exclusive consulting contract with the leading design firm David Oakey Designs, Inc. (Oakey Designs). This relationship augments our internal research, development and design staff. Since engaging Oakey Designs in 1994, we have introduced more than 147 new carpet designs in the U.S. and have enjoyed considerable success in winning U.S. carpet industry design awards from the International Interior Design Association (IIDA), particularly in the carpet tile division. Oakey Designs' services have been extended to our international carpet operations, and we expect to continue to introduce more new designs to our international customers in the near future. We also have a consulting contract with the design firm Suzanne Tick, Inc., which is affiliated with award-winning carpet manufacturer Tuva Looms, Inc., to steward and design our *Prince Street* brand broadloom carpets and area rugs.

Low-Cost Global Manufacturing Operations. Our global manufacturing capabilities are an important competitive advantage in serving the needs of multinational corporate customers that require products and services at various locations around the world. Global manufacturing locations enable us to compete effectively with local producers in our international markets, while also giving international customers more favorable delivery times and freight costs. Our capital investment program to consolidate and modernize the yarn manufacturing operations of our Fabrics Group has resulted in significant efficiencies and cost savings, as well as the capability to produce new products and enter new markets. In addition, these investments have allowed us to respond to a shift in demand towards lighter-weight, less expensive fabrics by original equipment manufacturer (OEM) panel fabric customers.

Established Customer and Design Community Relationships. We focus our sales efforts at the design phase of commercial projects. Our dedicated sales and marketing personnel, who number over 1,000 in over 30 countries worldwide, cultivate relationships with the owners and users of the facilities involved in the projects as well as with architects, engineers, interior designers and contracting firms who are directly involved in specifying products and often make or significantly influence purchasing decisions. In all of our sales efforts, we emphasize our product design and styling capabilities. We also emphasize our ability to provide creative, high-value solutions to our customers' needs. Our marketing and sales personnel are also available as a technical resource for our customers, both with respect to product maintenance and service as well as design matters.

Experienced and Motivated Management and Sales Force. An important component of our competitive position is the continued strengthening of our management team and its commitment to developing and maintaining an enthusiastic and accountable work force. We have a team of skilled and dedicated executives to guide our continued growth, diversification, and management of our financial position. Our executives and sales and marketing forces are also highly motivated by incentive programs designed to promote performance in strategic areas. In addition, we have made substantial investments in training and educating our approximately 5,500 employees worldwide. In both 1998 and 1999, *Fortune* magazine rated Interface as one of the top 100 employers in the U.S. on the strength of our commitment to our employees. *Fortune* also has rated Interface one of the "10 Most Admired Companies" in our industry category.

Business Strategy and Principal Initiatives

Our corporate strategy is to continue the diversification and integration of our business, on a sustainable basis, worldwide. We have achieved diversification by both developing products internally and acquiring complementary product lines and businesses in the commercial, institutional and residential interiors field. As usages and demand for modular carpet continue to increase in all areas of the commercial market, we strive to leverage our dominant position in the modular carpet segment to increase diversification. We are continuing to integrate our business by identifying and developing additional synergies and operating efficiencies among our products and global businesses. In implementing this strategy, we are pursuing the following principal strategic initiatives:

Expand Markets for Modular Products. Our management believes that modular carpet continues to increase in popularity compared with other floorcovering products across most markets. In response to such increased acceptance of and demand for modular products, we are leveraging our position as the worldwide leader in the modular carpet market, with a share of approximately 35%, to drive sales in all market sectors. As part of that effort, we recently introduced a new marketing campaign, referred to as i2™, which highlights our *Entropy®*, *Transformation™*, *Frequency™* and *Cubic™* modular carpet products. These products were specifically designed to be installed without regard to the directional orientation of the carpet tiles and without regard to the dye lots from which the carpet tiles were manufactured. These benefits make installation, maintenance and replacement of the products easier, less expensive and less wasteful, while also delivering a beautiful floorcovering for the customer. Another part of our effort to drive modular carpet sales is the launch of InterfaceFLOR, Inc., which is discussed below.

Increase Sales in Less Cyclical Market Segments. In both our floorcoverings and fabrics businesses, we are focusing more of our marketing and sales efforts on non-corporate segments in order to capture attractive market share opportunities and also to reduce our future exposure to certain economic cycles that affect the corporate segment more adversely. These other segments include retail space, government institutions, schools, healthcare facilities, tenant improvement space, hospitality centers and residential space. In order to implement this strategy, we have:

- introduced specialized product offerings tailored to the unique demands of these segments, including specific designs, functionalities and price points;
- created a sales force dedicated to penetrating these segments at a high level; and
- realigned incentives for our corporate segment sales force generally in order to encourage their efforts to penetrate these other segments, including paying higher commissions for sales in these segments relative to the corporate segment.

In addition, we recently launched InterfaceFLOR, Inc., a new company specifically created to bring high style modular floorcovering to the residual market segment. InterfaceFLOR offers direct-to-consumer sales by catalog and Web site. To simplify the purchasing process, InterfaceFLOR has created pre-packaged area rug and wall-to-wall options in a variety of colors, patterns and textures. The products sold by InterfaceFLOR are conveniently delivered to the customer's doorstep in compact boxes allowing for easy installation.

De-leverage Our Balance Sheet. One of our objectives is to use the strong free cash flow generation capability of our business to repay our existing debt and strengthen our financial position. Certain of our ongoing initiatives have already reduced our operating costs structure. Our existing capacity to increase production levels without significant capital expenditures will facilitate our generation of additional free cash flow when demand for our products rises as a result of improved economic conditions generally or expansions of our business from other strategic initiatives we have implemented. We will continue to search for ways to reduce costs further and enhance free cash flow.

Tighten Our Supply Chain. In 2001, we retained a leading consulting firm to help us analyze our supply chain and identify opportunities to create greater efficiencies and savings. In early 2002, based on the results of that analysis, we implemented a Company-wide supply chain management program that focused on three major areas: (1) inventory performance; (2) accounts receivable optimization; and (3) supplier and spend management. Through that program, among other accomplishments, we have reduced our inventories and working capital, reduced the "days outstanding" on our receivables, and improved the efficiency of our purchasing processes.

Maximize Global Marketing and Manufacturing Capabilities. We will continue to use the complementary nature of our product lines to offer "total interior solutions" to our customers worldwide to meet their diverse needs for products and services. We combine our global marketing and manufacturing capabilities to target multinational companies successfully and compete effectively in local markets worldwide. We have a global accounts team with responsibility for our largest multinational customers and prospects, and we have established a web-based communications network to serve those multinational customers better.

Advance Sustainability Programs. In 1995, we began a worldwide war-on-waste initiative referred to internally as "QUEST". The war on waste is part of our broader EcoSense initiative, which is our long-range program to achieve greater resource efficiency and, ultimately, ecological "sustainability" — that is, the point at which Interface is no longer a net "taker" from the earth — with the goal of becoming the first "restorative" company. One example of a product developed under this initiative is the line of fabrics manufactured from recycled, recyclable or compostable materials under the *Terratex*® brand. As another example, we have reduced our absolute greenhouse gas emissions by over 30% since our baseline years. We believe that our pursuit of our goals under this initiative provides a competitive advantage in marketing our products to an increasing number of customers.

Floorcovering Products/Services

Products

Interface is the world's largest manufacturer and marketer of modular carpet with a global market share of approximately 35%. Modular carpet includes carpet tile and two-meter roll goods. We also manufacture and sell broadloom carpet, which generally consists of tufted carpet sold primarily in twelve-foot rolls, under the *Bentley* and *Prince Street* brands. Our broadloom operations focus on the high quality, designer-oriented sector of the U.S. broadloom carpet market. We also offer a vinyl hard flooring product in Europe under the brand *Scan-Lock*™.

Modular Carpet. Our modular carpet system, which is marketed under established leading global brands such as *Interface* and *Heuga,* and more recently under the *Bentley* and *Prince Street* brands, utilizes carpet tiles cut in precise, dimensionally stable squares (usually 50 square centimeters) or rectangles to produce a floorcovering which combines the appearance and texture of broadloom carpet with the advantages of a modular carpet system. According to a 2002 survey of 250 interior designers published in the *Floor Focus* industry publication, our *Interface* brand was rated number one among modular and broadloom carpet brands for quality, performance and service in the U.S. Our *GlasBac*® technology employs a unique, fiberglass-reinforced polymeric composite backing that allows tile to be installed and remain flat on the floor without the need for general application of adhesives or use of fasteners. We also make carpet tiles with a *GlasBacRe*™ backing containing post-industrial and/or post-consumer recycled materials.

Our carpet tile has become popular for a number of reasons. First, carpet tile incorporating this reinforced backing may be easily removed and replaced, permitting rearrangement of furniture without the inconvenience and expense associated with removing, replacing or repairing other soft surface flooring products, including broadloom carpeting. Because a relatively small portion of a carpet installation often receives the bulk of traffic and wear, the ability to rotate carpet tiles between high traffic and low traffic areas and to selectively replace worn tiles can significantly increase the average life and cost efficiency of the floorcovering. In addition, carpet tile facilitates access to sub-floor telephone, electrical, computer and other wiring by lessening disruption of operations. It also eliminates the cumulative damage and unsightly appearance commonly associated with frequent cutting of conventional carpet as utility connections and disconnections are made. Finally, modular carpet partners well with our raised/access flooring which enables under-the-floor cable management and air delivery systems. We believe that, within the overall floorcovering market, the worldwide demand for modular carpet is increasing as more customers recognize these advantages.

We use a number of conventional and technologically advanced methods of carpet construction to produce carpet tiles in a wide variety of colors, patterns, textures, pile heights and densities. These varieties are designed to meet both the practical and aesthetic needs of a broad spectrum of commercial interiors — particularly offices, healthcare facilities, airports, educational and other institutions, and retail facilities — and residential interiors. Our carpet tile systems permit distinctive styling and patterning that can be used to complement interior designs, to set off areas for particular purposes and to convey graphic information. While we continue to manufacture and sell a substantial portion of our carpet tile in standard styles, an increasing percentage of our modular carpet sales is custom or made-to-order product designed to meet customer specifications.

In addition to general uses of our carpet tile, we produce and sell a specially adapted version of our carpet tile for the healthcare facilities market. Our carpet tile possesses characteristics — such as the use of the *Intersept* antimicrobial, static-controlling nylon yarns, and thermally pigmented, colorfast yarns — which make it suitable for use in these facilities in place of hard surface flooring. Through our relationship with Oakey Designs, we also have created modular carpet products specifically designed for each of the education, hospitality, retail and residential market segments. Moreover, we recently launched InterfaceFLOR, Inc., a new business specifically targeting modular carpet sales to the residential market segment.

We also manufacture and sell two-meter roll goods that are structure-backed and offer many of the advantages of both carpet tile and broadloom carpet. These roll goods are often used in conjunction with carpet tiles to create special design effects. Our current principal customers for these products are in the education, healthcare and government sectors.

Broadloom Carpet. We maintain a significant share of the high-end, designer-oriented broadloom carpet segment by combining innovative product design and short production and delivery times with a marketing strategy aimed at interior designers, architects and other specifiers. Our *Bentley Mills* designs emphasize the dramatic use of color, while unique, multi-dimensional textured carpets with a hand-tufted look are the hallmark of *Prince Street's* broadloom products. We engaged the design firm Suzanne Tick, Inc., affiliated with award-winning carpet manufacturer Tuva Looms, Inc., to advance our *Prince Street* brand broadloom carpets. In addition, with the design assistance of Suzanne Tick, we recently launched the Prince Street House and Home™ collection of high-styled broadloom carpet and area rugs targeted at design-oriented residential consumers. The *Prince Street* and *Bentley* brands were rated among the top brands for carpet design in the U.S., according to a 2002 survey of interior designers published in the *Floor Focus* industry publication.

Resilient Textile Flooring. In 1999, we beta-tested *Solenium*® resilient textile flooring, a new category of product which combines the functional and aesthetic benefits of resilient flooring and carpet. *Solenium* is highly stain-resistant and has carpet-like softness, but in appropriate applications is as easy to maintain as vinyl flooring. *Solenium* is manufactured using one-third less material and energy than carpet and is designed to be completely recyclable. We believe *Solenium* fills an unmet need within healthcare, retail and education markets. In 2002, we continued our development efforts with *Solenium,* focusing on improving the grout edge process for the product. We continue to believe *Solenium* has market potential, and we intend to re-launch the product in 2003. In this category, we also offer *Hopi*™, *Wabi*® and *Sabi*™ products, which have a flat, woven-type surface but with the soft feel and acoustical benefits of carpet.

Services

We provide commercial carpet installation services through the *Re:Source*® service provider network. The network in the U.S. includes owned and affiliated commercial floorcovering contractors strategically located in approximately 100 locations covering most of the major metropolitan areas of the United States. We also offer these services through the largest single carpet distributor in Australia. We have worked to strengthen our alliances with contractors in Europe so that we may also offer turnkey services to our European carpet customers. The network allows us to:

- monitor and enhance customer satisfaction throughout the product ownership cycle;
- reduce our cost of selling by bolstering efforts of sales representatives at the mill level with local contractor-level support;
- expand into new market segments; and
- improve our margins by combining product and service offerings.

The Re:Source Americas service network also provides carpet maintenance services using our *Re:Source Floor Care*™ maintenance system, which includes a custom-engineered maintenance methodology and the Re:Source Technologies brand line of cleaning chemicals. In Europe, we offer the European version of the maintenance program, *IMAGE*™, in which we license selected independent service contractors to provide carpet maintenance services.

The Re:Source Americas service network also provides carpet replacement services using its *Renovisions*® process. This process utilizes patented lifting equipment and specialty tools to lift office equipment and modular workstations in place, permitting the economical replacement of existing carpet with virtually no disruption of the customer's business. Other proprietary products facilitate the movement of file cabinets, office furniture, and even complete workstations, avoiding the inefficiency and disruption associated with unloading and dismantling these items.

Finally, the Re:Source Americas service network provides a channel for delivery of a variety of additional services and products that we offer, including furniture moving and installation, furniture refurbishment, project management, maintenance, carpet reclamation and recycling through our *Re:Entry*® reclamation system, Re:Source Technologies brand adhesives, specialty products (such as mats and foam products) manufactured by Pandel, Inc. and raised/access flooring systems manufactured by Interface Architectural Resources, Inc. We have worked diligently over the past several years to increase the operating efficiencies of this network and believe that we are now able to take advantage of the contractor infrastructure to our benefit.

Marketing and Sales

We traditionally focused our carpet marketing strategy on major accounts, seeking to build lasting relationships with national and multinational end-users, and on architects, engineers, interior designers, contracting firms, and other specifiers who often make or significantly influence purchasing decisions. While most of our sales are in the commercial office segment, both new construction and renovation, we also emphasize sales in other segments, including retail space, government institutions, schools, healthcare facilities, tenant improvement space, hospitality centers, residences and home office space. We intend to focus more on these latter segments in the future in order to achieve a higher balance of sales in those areas relative to the commercial office segment, which could lessen the effects on us from certain economic cycles. Our marketing efforts are enhanced by the well-known brand names of our carpet products, including *Interface* and *Heuga* brands in modular carpet and *Bentley* and *Prince Street* in broadloom carpet. Our exclusive consulting agreement with premier design firm Oakey Designs has enabled us to introduce more than 147 new carpet designs in the U.S. alone since 1994.

An important part of our marketing and sales efforts involves the preparation of custom-made samples of requested carpet designs, in conjunction with the development of innovative product designs and styles to meet the customer's particular needs. Our mass customization initiative simplified our carpet manufacturing operations, which significantly improved our ability to respond quickly and efficiently to requests for samples. The turnaround time for us to produce made-to-order carpet samples to customer specifications has been reduced from an average of 30 days to less than five days, and the average number of carpet samples produced per month has increased tenfold since the mid 1990s. This sample production ability has significantly enhanced our marketing and sales efforts and has increased our volume of higher margin custom or made-to-order sales. In addition, through our website *www.thesamplecenter.com,* we have made it easy to view and request samples of our products.

We primarily use our internal marketing and sales force to market our carpet products. We also rely on contractors in our Re:Source Americas service network to bolster our sales efforts. In order to implement our global marketing efforts, we have product showrooms or design studios in the United States, Canada, Mexico, Brazil, Denmark, England, Ireland, France, Germany, Spain, the Netherlands, Australia, Japan and Singapore. We expect to open offices in other locations around the world as necessary to capitalize on emerging marketing opportunities.

Manufacturing

We manufacture carpet in two locations in the United States and at facilities in the Netherlands, the United Kingdom, Canada, Australia and Thailand. We also produce *Solenium* resilient textile flooring in the United States and the United Kingdom and manufacture vinyl flooring in the United Kingdom.

Historically, we operated two U.S. broadloom manufacturing facilities to produce our *Bentley* and *Prince Street* broadloom brands. These facilities, which were located in City of Industry, California and Cartersville, Georgia, had been operating at less than full capacity. In 2000, we moved the manufacturing operations for our *Prince Street* brand from Cartersville, Georgia and integrated them into our City of Industry, California facility, which had produced our *Bentley* brand products, in order to reduce excess capacity and increase capacity utilization. The operations, as combined, now function under the corporate name Bentley Prince Street, Inc.

Having foreign manufacturing operations enables us to supply our customers with carpet from the location offering the most advantageous delivery times, exchange rates, duties and tariffs, and freight expense and enhances our ability to develop a strong local presence in foreign markets. We believe that the ability to offer consistent products and services on a worldwide basis at attractive prices is an important competitive advantage in servicing multinational customers seeking global supply relationships. We will consider additional locations for manufacturing operations in other parts of the world as necessary to meet the demands of customers in international markets.

In the mid 1990s, we implemented a manufacturing plan in which we substantially standardized our worldwide manufacturing procedures. In connection with the implementation of this plan, we adopted global standards for our tufting equipment, yarn systems and product styling and changed our standard carpet tile size from 18 square inches to 50 square centimeters. We believe that changing our standard carpet tile size has allowed us to reduce operational waste and fossil fuel energy consumption and to offer consistent product sizing for our global customers.

The environmental management systems of our floorcovering manufacturing facilities in LaGrange, Georgia, West Point, Georgia, West Yorkshire, England, Northern Ireland, Australia, the Netherlands, Canada and Thailand are certified under International Standards Organization (ISO) Standard No. 14001.

Our significant international operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions, changing political conditions and governmental regulations. We also receive a substantial portion of our revenues in currencies other than U.S. dollars, which makes us subject to the risks inherent in currency translations. Although our ability to manufacture and ship products from facilities in several foreign countries reduces the risks of foreign currency fluctuations we might otherwise experience, we also engage from time to time in hedging programs intended to further reduce those risks.

Competition

We compete, on a global basis, in the sale of our floorcovering products with other carpet manufacturers and manufacturers of vinyl and other types of floorcoverings. Although the industry has experienced significant consolidation, a large number of manufacturers remain in the industry. Management believes that we are the largest manufacturer of modular carpet in the world, possessing a global market share that is approximately twice that of our nearest competitor. However, a number of domestic and foreign competitors manufacture modular carpet as one segment of their business, and some of these competitors have financial resources greater than ours. In addition, some of the competing carpet manufacturers have the ability to extrude at least some of their requirements for fiber used in carpet products, which decreases their dependence on third party suppliers of fiber.

We believe the principal competitive factors in our primary floorcovering markets are quality, design, service, broad product lines, product performance, marketing strategy and pricing. In the commercial office market, modular carpet competes with various floorcoverings, of which broadloom carpet is the most common. The quality, service, design, better and longer average product performance, flexibility (design options, selective rotation or replacement, use in combination with roll goods) and convenience of our modular carpet are our principal competitive advantages.

We believe we have competitive advantages in several areas. First, the *Bentley Mills* and *Prince Street* broadloom carpet lines enable us to offer one-stop shopping to commercial carpet customers and, thus, to capture some sales that would have gone to competitors. Additionally, our relationship with Oakey Designs allows us to introduce numerous innovative and attractive floorcovering products to our customers. In addition, we believe that our global manufacturing capabilities are an important competitive advantage in serving the needs of multinational corporate customers. We believe that our resilient textile flooring products, and the incorporation of the *Intersept* antimicrobial chemical agent into the backing of our modular carpet, enhance our ability to compete successfully with resilient tile in the healthcare market. Finally, we believe that the formation of the *Re:Source* service provider network, and the resulting improvement in customer service, is a differentiating factor that has further enhanced our competitive position.

Interior Fabrics

Products

Our Fabrics Group designs, manufactures and markets specialty fabrics for open plan office furniture systems and commercial and residential interiors. Our Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share of approximately 50%. Sales of panel fabrics to OEMs of movable office furniture systems constituted more than 45% of the Fabrics Group's total North American fabrics sales in fiscal 2002. With the acquisition of the furniture fabrics assets of the Chatham Manufacturing division of CMI Industries, Inc. in May 2000, we are also the leading U.S. manufacturer of contract upholstery sold to office furniture manufacturers and contract jobbers, with a U.S. market share of approximately 35% in fiscal 2002. In addition, we manufacture other interior fabrics products, including wall covering fabrics, fabrics used for window treatments and fabrics used for cubicle curtains.

Open plan office furniture systems are typically panel-enclosed work stations customized to particular work environments. The open plan concept offers a number of advantages over conventional office designs, including more efficient floor space utilization, reduced energy consumption and greater flexibility to redesign existing space.

During the 1990s, we diversified and expanded significantly both our product offerings and markets for interior fabrics. Our 1993 acquisition of the *Stevens Linen* lines added decorative, upscale upholstery fabrics and specialty textile products to the Fabrics Group's traditional product offerings. Our June 1995 acquisition of Toltec Fabrics, Inc., a manufacturer and marketer of fabric for the contract and home furnishings upholstery markets, enhanced our presence in the contract jobber market. Our December 1995 acquisition of the Intek division of Springs Industries, Inc., a manufacturer experienced in the production of lighter-weight panel fabrics, has strengthened the Fabrics Group's capabilities in that market. Our Chatham acquisition in May 2000 established our dominance as the leading manufacturer of upholstery for the contract furniture manufacturer and contract jobber markets. The July 2000 acquisition of Teknit Limited, with operations in both the U.K. and Michigan, added three-dimensional knitted upholstery fabrics to our product portfolio, including the fabric often used on the arms of Herman Miller, Inc.'s renowned Aeron chair. All of these developments have reinforced the Fabrics Group's dominant position with OEMs of movable office furniture systems.

Internationally, the June 1997 acquisition of Camborne Holdings, Ltd., the United Kingdom's leading textile manufacturer for the office and contract furnishings markets, has enhanced our access to the European and Asia-Pacific markets. The Camborne acquisition also added wool upholstery fabrics specifically designed for the European market to the Fabrics Group's product offering. In 1998, we acquired Glenside Fabrics Limited, a United Kingdom based manufacturer of upholstery fabrics for the contract furnishings and leisure markets. The Glenside acquisition further enhanced the Fabrics Group's European presence. We have now consolidated our Glenside and Camborne manufacturing operations to achieve greater operating efficiencies.

We manufacture fabrics made of 100% polyester, as well as wool-polyester blends and numerous other natural and man-made blends, which are either woven or knitted. Our products feature a high degree of color consistency, natural dimensional stability and fire retardancy, in addition to their overall aesthetic appeal. All of our product lines are color and texture coordinated. We seek continuously to enhance product performance and attractiveness through experimentation with different fibers, dyes, chemicals and manufacturing processes. Product innovation in the interior fabrics market (similar to the floorcoverings market) is important to achieving and maintaining market share.

We market a line of fabrics manufactured from recycled, recyclable or compostable materials under the *Terratex* brand. The *Terratex* line includes both new products and traditional product offerings and includes products made from 100% post-consumer recycled polyester, 100% post-industrial recycled polyester and 100% post-consumer recycled wool. The first fabric to bear the *Terratex* label was Guilford of Maine's *FR-701*® line of panel fabrics, and we introduced our first seating fabrics carrying the *Terratex* label prior to the year 2000. Over the past few years, we have continued building awareness of the *Terratex* brand. These products have been well-received and are gaining momentum in the market, and we plan to expand our offerings under this label.

Our Interface *TekSolutions*® operations provide the services of laminating fabrics onto substrates for pre-formed panels, coating fabrics with various treatments, warehousing fabrics for third parties, and cutting fabrics and other materials. We believe that significant market opportunities exist for the provision of this and other ancillary textile sequencing and processing services to OEMs and intend to participate in these opportunities.

We anticipate that future growth opportunities will arise from the growing market for retrofitting services, where fabrics are used to re-cover existing panels. In addition, the increased importance being placed on the aesthetic design of office space should lead to a significant increase in upholstery fabric sales. Our management also believes that additional growth opportunities exist in international sales, domestic healthcare markets, contract wallcoverings and window treatments.

Marketing and Sales

Our principal interior fabrics customers are OEMs of movable office furniture systems, and the Fabrics Group sells to essentially all of the major office furniture manufacturers. The Fabrics Group also sells to contract jobbers and to manufacturers and distributors of wallcoverings, vertical blinds, cubicle curtains, acoustical wallboards, ceiling tiles and residential furniture. The *Guilford of Maine, Stevens Linen, Toltec, Intek, Chatham, Camborne* and *Glenside* brand names are well-known in the industry and enhance our fabric marketing efforts.

The majority of our interior fabrics sales are made through the Fabrics Group's own sales force. The sales team works closely with designers, architects, facility planners and other specifiers who influence the purchasing decisions of buyers in the interior fabrics segment. In addition to facilitating sales, the resulting relationships also provide us with marketing and design ideas that are incorporated into the development of new product offerings. The Fabrics Group maintains a design studio in Grand Rapids, Michigan which facilitates coordination between its in-house designers and the design staffs of major customers. Our interior fabrics sales offices and showrooms are located in New York City, Grand Rapids, Michigan, Elkin, North Carolina, High Point, North Carolina, Hickory, North Carolina, Greensboro, North Carolina and the United Kingdom. The Fabrics Group also has marketing and distribution facilities in Canada, Mexico and Hong Kong, and sales representatives in Japan, Hong Kong, Germany, Singapore, Malaysia, Korea, Australia, United Arab Emirates, Dubai and South Africa. We have sought increasingly, over the past several years, to expand our export business and international operations in the fabrics segment.

Manufacturing

Our fabrics manufacturing facilities are located in Maine, Massachusetts, Michigan, North Carolina, Nottingham, England, Lancashire, England and West Yorkshire, England. The production of synthetic and wool blended fabrics is a relatively complex, multi-step process. Raw fiber and yarn are placed in pressurized vats in which dyes are forced into the fiber. Particular attention is devoted to this dyeing process, which requires a high degree of expertise in order to achieve color consistency. All raw materials used by us are readily available from a number of sources. The Fabrics Group also now uses 100% recycled fiber manufactured from PET soda bottles in some of its manufacturing processes.

In response to a shift in the Fabrics Group's traditional panel fabric market towards lighter-weight, less expensive products, we implemented a major capital investment program in the mid 1990s that included the construction of a new facility and the acquisition of equipment to enhance the efficiency and breadth of the Fabrics Group's yarn manufacturing processes. The program improved the Fabrics Group's cost effectiveness in producing lighter-weight fabrics, reduced manufacturing cycle time and enabled the Fabrics Group to reinforce its product leadership position with its OEM customers. The acquisition of Intek provided us with immediate and significant capabilities in the efficient production of lighter-weight, less expensive panel fabrics, and the acquisition of Camborne provided a European-based manufacturing facility and much needed expertise in the production of wool fabrics. We believe that we have been successful in designing fabrics that have simplified the manufacturing process, thereby reducing complexity while improving efficiency and quality, and continue to strive to design these products.

The environmental management system of the Fabrics Group's largest facility, located in Guilford, Maine, has been granted ISO 14001 certification. Our Aberdeen, North Carolina, East Douglas, Maine and West Yorkshire, England fabrics manufacturing facilities are also certified under ISO 14001.

We offer textile processing services through the Fabrics Group's Interface *TekSolutions* operations in Grand Rapids, Michigan. These services include the lamination of fabrics onto substrates for pre-formed office furniture system panels (facilitating easier and more cost effective assembly of the system components by the Fabrics Group's OEM customers), coating of fabrics with various treatments, warehousing of fabrics for third parties, and cutting of fabrics and other materials.

Competition

We compete in the interior fabrics market on the basis of product design, quality, reliability, price and service. By historically concentrating on the open plan office furniture systems segment, the Fabrics Group has been able to specialize our manufacturing capabilities, product offerings and service functions, resulting in a leading market position. Management believes we are the largest U.S. manufacturer of panel fabric for use in open plan office furniture systems.

With the May 2000 acquisition of the Chatham furniture fabrics assets, we became the largest U.S. manufacturer of contract upholstery fabrics for office furniture manufacturers and contract jobbers. We believe we have a U.S. contract upholstery market share nearly double that of our closest competitor.

Through our other strategic acquisitions, we have been successfully diversifying our product offerings for the commercial interiors market to include a variety of other fabrics, including three-dimensional knitted upholstery products, cubicle curtains, wallcoverings, ceiling fabrics and window treatments. The competition in these segments of the market is highly fragmented and includes both large, diversified textile companies, several of which have greater financial resources than us, as well as smaller, non-integrated specialty manufacturers. However, our capabilities and strong brand names in these segments should enable us to continue to compete successfully.

Specialty Products

The Interface Specialty Products Group currently is composed of: Pandel, Inc., which produces vinyl carpet tile backing and specialty mat and foam products; our *Intersept* antimicrobial sales and licensing program; and until its strategic disposition is consummated, Interface Architectural Resources, Inc., which produces and markets raised/access flooring systems. Prior to February 2003, the Specialty Products Group also included an adhesives and other specialty chemicals business.

We believe that the growth in use of open plan interiors and modern office arrangements utilizing demountable, movable partitions and modular furniture systems has encouraged the use of access flooring, as well as carpet tile, because access flooring, and carpet tile, can accommodate the flexible, under-the-floor cable management and air delivery systems compatible with movable open plan offices. We expect this trend in open office spaces and the proliferation of networks in the workplace, dictating efficient cable management and delivery systems, to present opportunities for future growth in the access flooring market.

We sell a proprietary antimicrobial chemical compound under the registered trademark *Intersept.* We use *Intersept* in all of our modular carpet products and have licensed *Intersept* to other companies for use in a number of products that are noncompetitive with our products, such as paint, vinyl wallcoverings, ceiling tiles and air filters. In addition, we produce and market *Fatigue Fighter®*, an impact-absorbing modular flooring system typically used where people stand for extended periods.

Prior to February 2003, we manufactured a line of adhesives for carpet installation, as well as a line of carpet cleaning and maintenance chemicals. This business was sold in February 2003. However, through an agreement with the purchaser, we will continue to market those products (which the purchaser will manufacture on our behalf) under the Re:Source Technologies brand through our Re:Source Americas service network.

Over the past few years, our raised/access flooring business has experienced a significant decline in demand, primarily due to decreased spending by technology companies. In the fourth quarter of 2002, in order to intensify our focus on strategic assets that offer more immediate opportunities for growth and profitability, we decided to sell or otherwise create a joint venture or strategic alliance for our raised/access flooring business. Because of that decision, we reflect that business as discontinued operations, even though we are still manufacturing and selling products pending its disposition. We expect to consummate such a transaction during 2003.

Product Design, Research and Development

We maintain an active research, development and design staff of over 75 persons and also draw on the research and development efforts of our suppliers, particularly in the areas of fibers, yarns and modular carpet backing materials.

Interface Research ("IRC") provides technical support and advanced materials research and development for the entire family of Interface companies. IRC developed *NexStep®* backing, a material based on moisture-impervious polycarbite precoating technology combined with a chlorine-free urethane foam secondary backing, and *ReBac™*, a post-consumer recycled, polyvinyl chloride, or PVC, extruded sheet process that has been incorporated into our modular carpet line. Our post-consumer *ReBac* PVC extruded sheet exemplifies our commitment to "closing-the-loop" in recycling. With a goal of supporting sustainable product designs in both floorcoverings and interior fabrics applications, IRC is a frontrunner in evaluating for use in our products 100% renewable polymers based on corn-derived polylactic acid (PLA) and the development of post-consumer recycling technology for nylon face fibers.

IRC is the home of our EcoSense initiative and supports the dissemination, consultancies and technical communication of our global sustainability endeavors. In addition, IRC's President also serves as the Chairman of the Envirosense Consortium. IRC's laboratories provide all biochemical and technical support to *Intersept* antimicrobial product initiatives, which initiatives were the basis for founding the Consortium and for its focus on indoor air quality.

Innovation and increased customization in product design and styling are the principal focus of our product development efforts at both IRC and our manufacturing locations. Our carpet design and development team is recognized as the industry leader in carpet design and product engineering for the commercial and institutional markets. In cooperation with Oakey Designs, we have introduced over 147 new carpet designs since they began providing services to us and have enjoyed considerable success in winning U.S. carpet industry awards.

David Oakey also contributed to our implementation of the product development concept — "simple inputs, pretty outputs" — resulting in the ability to efficiently produce many products from a single yarn system. Our mass customization production approach evolved, in major part, from this concept. In addition to increasing the number and variety of product designs, which enables us to increase high margin custom sales, the mass customization approach increases inventory turns and reduces inventory levels (for both raw materials and standard products) and their related costs because of our more rapid and flexible production capabilities.

More recently, Mr. Oakey revolutionized the design of modular carpet with the introduction of products such as *Entropy*, which may be installed without regard to the directional orientation of the carpet tile or the dye lot in which the carpet tile was manufactured. These products, which are the subject of our new i2 marketing campaign, make installation, maintenance and replacement of modular carpet easier, less expensive and less wasteful.

Oakey Designs' services have been extended from a primary focus on domestic carpet tile to our international carpet tile operations as well as our broadloom operations. We have renewed our exclusive consulting agreement through May 2006, which may be extended for five additional years. In addition, we have retained the design services of Suzanne Tick, Inc., affiliated with Tuva Looms, Inc., a manufacturer of high-end, design-forward woven carpets, to assist us with developing broadloom designs and area rugs for our *Prince Street* brand.

Environmental Initiatives

In the latter part of 1994, we commenced a new industrial ecology initiative called EcoSense, inspired in major part by the interest of important customers concerned about the environmental implications of how they and their suppliers do business. EcoSense, which includes our QUEST waste reduction initiative, is directed towards the elimination of energy and raw materials waste in our businesses, and, on a broader and more long-term scale, the practical reclamation — and ultimate restoration — of shared environmental resources. The initiative involves a commitment by us:

- to learn to meet our raw material and energy needs through recycling of carpet and other petrochemical products and harnessing benign energy sources; and
- to pursue the creation of new processes to help sustain the earth's non-renewable natural resources.

We have engaged some of the world's leading authorities on global ecology as environmental advisors. The list of advisors includes: Paul Hawken, author of *The Ecology of Commerce: A Declaration of Sustainability* and *The Next Economy,* and co-author with Amory Lovins and Hunter Lovins of *Natural Capitalism: Creating the Next Industrial Revolution;* Mr. Lovins, energy consultant, co-founder of the Rocky Mountain Institute; Ms. Lovins, President and Executive Director of the Natural Capital Institute; John Picard, President of E^2, American environmental consultant; Jonathan Porritt, director of Forum for the

Future; Bill Browning, director of the Rocky Mountain Institute's Green Development Services; Dr. Karl-Henrik Robert, founder of The Natural Step; Janine M. Benyus, author of *Biomimicry;* and Walter Stahel, Swiss businessman and seminal thinker on environmentally responsible commerce.

Another one of our initiatives over the past several years has been the development of the Envirosense Consortium, an organization of companies concerned with addressing workplace environmental issues, particularly poor indoor air quality. The Envirosense Consortium's member organizations include interior products manufacturers (at least one of which is a licensee of our *Intersept* antimicrobial agent) and design professionals.

We believe that our environmental initiatives are valued by our employees and an increasing number of important customers and provide a competitive advantage in marketing products to those customers. We also believe that the resulting long-term resource efficiency (reduction of wasted environmental resources) has produced and will continue to produce cost savings and significant marketing advantages to us.

Backlog

Our backlog of unshipped orders (including the discontinued operations of our raised/access flooring business) was approximately $121.0 million at March 16, 2003, compared to approximately $135.9 million at March 17, 2002. Historically, backlog is subject to significant fluctuations due to the timing of orders for individual large projects and currency fluctuations. All of the backlog of orders at March 16, 2003 are expected to be shipped during the succeeding six to nine months.

Patents and Trademarks

We own numerous patents in the United States and abroad on floorcovering and raised/access flooring products, on manufacturing processes and on the use of our *Intersept* antimicrobial chemical agent in various products. The duration of United States patents is between 14 and 20 years from the date of filing of a patent application or issuance of the patent; the duration of patents issued in other countries varies from country to country. We consider our know-how and technology more important to our current business than patents, and, accordingly, believe that expiration of existing patents or nonissuance of patents under pending applications would not have a material adverse effect on our operations. However, we maintain an active patent and trade secret program in order to protect our proprietary technology, know-how and trade secrets.

We also own numerous trademarks in the United States and abroad. In addition to the United States, the primary countries in which we have registered our trademarks are the United Kingdom, Germany, Italy, France, Canada, Australia, Japan, and various countries in Central and South America. Some of our more prominent registered trademarks include: *Interface, Heuga, Intersept, GlasBac, Re:Source, Guilford, Guilford of Maine, Bentley, Prince Street, Intercell, Chatham, Camborne, Glenside, Terratex* and *FR-701*. Trademark registrations in the United States are valid for a period of 10 years and are renewable for additional 10-year periods as long as the mark remains in actual use. The duration of trademarks registered in other countries varies from country to country.

Financial Information by Operating Segments and Geographic Areas

The Notes to our Consolidated Financial Statements set forth information concerning our sales, income and assets by operating segments and our sales and long-lived assets by geographic areas. See Item 8.

Employees

At December 29, 2002, we employed a total of approximately 5,500 employees worldwide. Of such employees, approximately 2,250 are clerical, sales, supervisory and management personnel and the balance are manufacturing and carpet service/installation personnel.

Some of the service businesses within the Re:Source Americas service network have employee groups that are represented by unions. In addition, some of our production employees in Australia and the United Kingdom are represented by unions. In the Netherlands, a Works Council, the members of which are

Interface employees, is required to be consulted by management with respect to certain matters relating to our operations in that country, such as a change in control of Interface Europe B.V. (our modular carpet subsidiary based in the Netherlands), and the approval of the Council is required for certain actions, including changes in compensation scales or employee benefits. Our management believes that its relations with the Works Council, the unions and all of its employees are good.

Environmental Matters

Our operations are subject to federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. The costs of complying with environmental protection laws and regulations have not had a material adverse impact on our financial condition or results of operations in the past and are not expected to have a material adverse impact in the future. The environmental management systems of our floorcovering manufacturing facilities in LaGrange, Georgia, West Point, Georgia, West Yorkshire, England, Northern Ireland, Australia, the Netherlands, Canada and Thailand are certified under ISO 14001. The environmental management system of the Fabrics Group's facilities in Guilford, Maine, East Douglas, Maine, Aberdeen, North Carolina, and West Yorkshire, England are also certified under ISO 14001.

Safe Harbor Compliance Statement for Forward-Looking Statements

This report on Form 10-K contains statements which may constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Those statements include statements regarding the intent, belief or current expectations of our management team, as well as the assumptions on which such statements are based. Any forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include risks and uncertainties associated with economic conditions in the commercial interiors industry as well as the risks and uncertainties discussed immediately below. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

We compete with a large number of manufacturers in the highly competitive commercial floorcovering products market, and some of these competitors have greater financial resources than we do.

The commercial floorcovering industry is highly competitive. Globally, we compete for sales of floorcovering products with other carpet manufacturers and manufacturers of vinyl and other types of floorcovering. Although the industry has experienced significant consolidation, a large number of manufacturers remain in the industry. We believe that we are the largest manufacturer of modular carpet in the world. However, a number of domestic and foreign competitors manufacture modular carpet as one segment of their business, and some of these competitors have greater financial resources than we do.

Sales of our principal products may be affected by cycles in the construction and renovation of commercial and institutional buildings.

Sales of our principal products are related to the construction and renovation of commercial and institutional buildings. This activity is cyclical and can be affected by the strength of a country's or region's general economy, prevailing interest rates and other factors that lead to cost control measures by businesses and other users of commercial or institutional space. The effects of cyclicality upon the commercial office sector tend to be more pronounced than the effects upon the institutional sector. Historically, we have generated more sales in the commercial office sector than in other markets. The effects of cyclicality upon the new construction sector of the market also tend to be more pronounced than the effects upon the renovation sector. Although the predominant portion of our sales are generated from the renovation sector, any adverse cycle, in either sector of the market, would lessen the overall demand for commercial interiors products, which could impair our growth (as has happened in the past few years).

Our continued success depends significantly upon the efforts, abilities and continued service of our senior management executives and our design consultants.

We believe that our continued success will depend to a significant extent upon the efforts and abilities of our senior management executives. In addition, we rely significantly on the leadership that David Oakey of David Oakey Designs, Inc. provides to our internal design staff. Specifically, Oakey Designs provides product design/production engineering services to us under an exclusive consulting contract that contains non-competition covenants. We have renewed our agreement with Oakey Designs for a five-year term through May 2006. The loss of any key personnel or key design consultants could have an adverse impact on our business.

Our substantial international operations are subject to various political, economic and other uncertainties.

We have substantial international operations. In fiscal 2002, approximately 33% of our net sales and a significant portion of our production were outside the United States, primarily in Europe but also in Asia-Pacific. Our corporate strategy includes the expansion and growth of our international business on a worldwide basis. As a result, our operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental regulations. We also make a substantial portion of our net sales in currencies other than U.S. dollars, which subjects us to the risks inherent in currency translations. Our ability to manufacture and ship products from facilities in several foreign countries reduces the risks of foreign currency fluctuations we might otherwise experience, and we also engage from time to time in hedging programs intended to reduce those risks further. Despite these precautions, the scope and volume of our global operations make it impossible to eliminate completely all foreign currency translation risks as an influence on our financial results.

Our Chairman, together with other insiders, currently has sufficient voting power to elect a majority of our Board of Directors.

Our Chairman, Ray C. Anderson, beneficially owns approximately 47% of the Company's outstanding Class B Common Stock. The holders of the Class B Common Stock are entitled, as a class, to elect a majority of our Board of Directors. Therefore, Mr. Anderson, together with other insiders, has sufficient voting power to elect a majority of the Board of Directors. On all other matters submitted to the shareholders for a vote, the holders of the Class B Common Stock generally vote together as a single class with the holders of the Class A Common Stock. Mr. Anderson's beneficial ownership of the outstanding Class A and Class B Common Stock combined is less than 10%.

Large increases in the cost of petroleum-based raw materials, which we are unable to pass through to our customers, could adversely affect us.

Petroleum-based products comprise the predominant portion of the cost of raw materials that we use in manufacturing. While we attempt to match cost increases with corresponding price increases, large increases in the cost of petroleum-based raw materials could adversely affect our financial results if we are unable to pass through price increases in raw material costs to our customers.

Unanticipated termination or interruption of any of our arrangements with our primary third-party suppliers of synthetic fiber could have a material adverse effect on us.

E.I. DuPont de Nemours and Company currently supplies a significant percentage of our requirements for synthetic fiber (nylon), which is the principal raw material that we use in our carpet products. In addition, certain other of our businesses have a high degree of dependence on their third party suppliers of synthetic fiber for certain products or markets. While we believe that there are adequate alternative sources of supply from which we could fulfill our synthetic fiber requirements, the unanticipated termination or interruption of any of our supply arrangements with our current suppliers could have a material adverse effect on us because of the cost and delay associated with shifting more business to another supplier.

Our Rights Agreement could discourage tender offers or other transactions that could result in shareholders receiving a premium over the market price for our stock.

Our Board of Directors has adopted a Rights Agreement pursuant to which holders of our common stock will be entitled to purchase from us a fraction of a share of our Series B Participating Cumulative Preferred Stock if a third party acquires beneficial ownership of 15% or more of our common stock without our consent. In addition, the holders of our common stock will be entitled to purchase the stock of an Acquiring Person (as defined in the Rights Agreement) at a discount upon the occurrence of certain triggering events. These provisions of the Rights Agreement could have the effect of discouraging tender offers or other transactions that could result in shareholders receiving a premium over the market price for our common stock.

Executive Officers of the Registrant

Our executive officers, their ages as of March 15, 2003 and their principal positions with us are as follows. Executive officers serve at the pleasure of the Board of Directors.

Name	Age	Principal Position(s)
Daniel T. Hendrix	48	President and Chief Executive Officer
Michael D. Bertolucci	62	Senior Vice President
Brian L. DeMoura	57	Senior Vice President
John R. Wells	41	Senior Vice President
Raymond S. Willoch	44	Senior Vice President-Administration, General Counsel and Secretary
Robert A. Coombs	44	Vice President
Lindsey K. Parnell	45	Vice President
Patrick C. Lynch	33	Vice President and Chief Financial Officer

Mr. Hendrix joined us in 1983 after having worked previously for a national accounting firm. He was promoted to Treasurer in 1984, Chief Financial Officer in 1985, Vice President — Finance in 1986, Senior Vice President in October 1995 and Executive Vice President in October 2000. Mr. Hendrix became our President and Chief Executive Officer effective July 1, 2001. He has been a Director of the Company since October 1996, and has served on the Executive Committee of the Board since July 2001.

Dr. Bertolucci joined us in April 1996 as President of Interface Research Corporation and Senior Vice President. Dr. Bertolucci also serves as Chairman of the Envirosense Consortium, which was founded by Interface and focuses on addressing workplace environmental issues. From October 1989 until joining us, he was Vice President of Technology for Highland Industries, an industrial fabric company located in Greensboro, North Carolina.

Mr. DeMoura joined us in March 1994 as President and Chief Executive Officer of Guilford of Maine, Inc. (now Interface Fabrics Group, Inc.) and Senior Vice President. He is responsible for the Fabrics Group, which includes the following brands: *Guilford of Maine, Stevens Linen, Toltec, Intek, Chatham, Camborne* and *Glenside.*

Mr. Wells joined us in February 1994 as Vice President-Sales of Interface Flooring Systems, Inc. (our principal U.S. modular carpet subsidiary) and was promoted to Senior Vice President-Sales & Marketing of IFS in October 1994. He was promoted to Vice President of the Company, and President of IFS in July 1995. In March 1998, Mr. Wells was also named President of both Prince Street Technologies, Ltd. and Bentley Mills, Inc., making him at that time President of all three of our U.S. carpet mills. In November 1999, Mr. Wells was named Senior Vice President of the Company, and President and CEO of Interface Americas Holdings, Inc. (formerly Interface Americas, Inc.), thereby assuming operations responsibility for all of our businesses in the Americas, except for the Fabrics Group.

Mr. Willoch, who previously practiced with an Atlanta law firm, joined us in June 1990 as Corporate Counsel. He was promoted to Assistant Secretary in 1991, Assistant Vice President in 1993, Vice President in January 1996, Secretary and General Counsel in August 1996, and Senior Vice President in February 1998. In July 2001, he was named Senior Vice President-Administration and assumed corporate responsibility for various staff functions.

Mr. Coombs originally worked for us from 1988 to 1993 as a marketing manager for our *Heuga* carpet tile operations in the U.K. and later for all of our European floorcovering operations. In 1996, Mr. Coombs returned to the Company as Managing Director of our Australian operations. He was promoted in 1998 to Vice President-Sales and Marketing, Asia-Pacific, with responsibility for Australian operations and sales and marketing in Asia, which was followed by a promotion to Senior Vice President, Asia-Pacific. He was promoted to Senior Vice President, European Sales, in May 1999 and Senior Vice President, European Sales and Marketing, in April 2000. In February 2001, he was promoted to President and CEO of Interface Overseas Holdings, Inc. with responsibility for all of our floorcoverings operations in both Europe and the Asia-Pacific region, and he became a Vice President of the Company. In September 2002, Mr. Coombs relocated back to Australia, retaining responsibility for our floorcovering operations in the Asia-Pacific region while Mr. Parnell (see below) assumed responsibility for floorcovering operations in Europe.

Mr. Parnell was the Production Director for Firth Carpets (our former European broadloom operations) at the time it was acquired by the Company in 1997. In 1998, Mr. Parnell was promoted to Vice President, Operations for the U.K., and in 1999 he was promoted to Senior Vice President, Operations for our entire European floorcovering division. In September 2002, he was promoted to President and CEO of our floorcovering operations in Europe, and he became a Vice President of the Company in October 2002.

Mr. Lynch joined us in 1996 after having previously worked for a national accounting firm. He was promoted to Assistant Corporate Controller in 1998 and Assistant Vice President and Corporate Controller in 2000. Mr. Lynch became Vice President and Chief Financial Officer in July 2001.

Available Information

Effective December 9, 2002, we make available free of charge on or through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet address is http://www.interfaceinc.com.

ITEM 2. PROPERTIES

We maintain our corporate headquarters in Atlanta, Georgia in approximately 20,000 square feet of leased space. The following table lists our principal manufacturing facilities and other material physical locations, all of which we own except as otherwise noted:

Location	Segment(s)	Floor Space (Sq. Ft.)
Bangkok, Thailand(1)	Floorcoverings Products/Service (Modular)	66,072
Craigavon, N. Ireland	Floorcoverings Products/Service (Modular)	80,986
LaGrange, Georgia	Floorcoverings Products/Service (Modular)	375,000
Ontario (Belleville), Canada	Floorcoverings Products/Service (Modular)	77,000
Picton, Australia	Floorcoverings Products/Service (Modular)	96,300
Scherpenzeel, the Netherlands	Floorcoverings Products/Service (Modular); Specialty Products (Access Flooring)	229,734
Shelf, England	Floorcoverings Products/Service (Modular, Vinyl Flooring)	206,882
West Point, Georgia	Floorcoverings Products/Service (Modular)	250,000

Location	Segment(s)	Floor Space (Sq. Ft.)
City of Industry, California(2) ...	Floorcoverings Products/Service (Broadloom)	539,641
Aberdeen, North Carolina	Interior Fabrics	104,284
Dudley, Massachusetts	Interior Fabrics	241,308
East Douglas, Massachusetts	Interior Fabrics	306,225
Elkin, North Carolina	Interior Fabrics	1,475,413
Grand Rapids, Michigan(2)......	Interior Fabrics	118,263
Guilford, Maine	Interior Fabrics	408,511
Guilford, Maine	Interior Fabrics	96,490
Lancashire, England(2)	Interior Fabrics	33,914
Newport, Maine.................	Interior Fabrics	173,973
Nottingham, England(2)	Interior Fabrics	12,500
West Yorkshire, England	Interior Fabrics	168,000
Mirfield, England...............	Interior Fabrics	112,000
Cartersville, Georgia(2)	Specialty Products (Specialty Mats)	53,000
Grand Rapids, Michigan.........	Specialty Products (Access Flooring)	120,000
Kennesaw, Georgia (2)	Research and Development	19,247

(1) Owned by a joint venture in which the Company has a 70% interest.

(2) Leased.

We maintain marketing offices in over 75 locations in over 30 countries and distribution facilities in approximately 40 locations in six countries. Most of our marketing locations and many of our distribution facilities are leased.

We believe that our manufacturing and distribution facilities and our marketing offices are sufficient for our present operations. We will continue, however, to consider the desirability of establishing additional facilities and offices in other locations around the world as part of our business strategy to meet expanding global market demands.

ITEM 3. LEGAL PROCEEDINGS

We are not aware of any material pending legal proceedings involving us, or any of our subsidiaries or any of our property. We are from time to time a party to litigation arising in the ordinary course of business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Report.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our Class A Common Stock is traded on The Nasdaq Stock Market under the symbol IFSIA. Our Class B Common Stock is not publicly traded and is convertible into Class A Common Stock on a one-for-one basis. The following table sets forth for the periods indicated the high and low closing sales prices of the

Company's Class A Common Stock on the Nasdaq Stock Market and the dividends paid per share of Common Stock.

	High	Low	Dividends
2002			
First Quarter	$ 7.15	$4.00	$0.015
Second Quarter	10.05	6.00	0.015
Third Quarter	8.39	3.82	0.015
Fourth Quarter	4.50	1.97	—
Fiscal Year 2002	10.05	1.97	0.045
2001			
First Quarter	$10.44	$6.25	$0.045
Second Quarter	8.06	6.00	0.045
Third Quarter	6.27	4.00	0.045
Fourth Quarter	6.19	3.75	0.015
Fiscal Year 2001	10.44	3.75	0.150

The declaration and payment of dividends is at the discretion of our Board and depends upon, among other things, our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board at the time of its determination. Such other factors include certain limitations in covenants contained in our primary revolving credit facility and in the indentures governing certain of our public indebtedness. As a result of restrictions resulting from the fixed charges coverage ratio contained in the indentures for two of our outstanding series of public debt, in the third quarter of 2002 we suspended dividend payments until such time as we again achieve compliance with those restrictions and our Board determines that a resumption of dividend payments is proper in light of all the factors indicated above.

As of March 17, 2003, we had 974 holders of record of our Class A Common Stock and 52 holders of record of our Class B Common Stock. We believe that there are in excess of 5,500 beneficial holders of the Class A Common Stock. See Part III, Item 12 for information concerning our equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA

	Selected Financial Information				
	2002	2001	2000	1999	1998
	(In thousands, except share data)				
Annual Operating Data(1)					
Net sales	$924,084	$1,058,846	$1,223,895	$1,189,585	$1,253,349
Cost of sales	659,910	746,320	844,447	813,212	823,557
Operating income (loss)(2)	15,156	(1,090)	66,853	76,456	92,653
Income (loss) from continuing operations	(17,759)	(25,921)	17,063	23,732	31,876
Discontinued operations	(14,525)	(10,366)	258	(187)	(2,053)
Cumulative effect of a change in accounting principle(3)	(55,380)	—	—	—	—
Net income (loss)	(87,664)	(36,287)	17,321	23,545	29,823
Income (loss) from continuing operations per common share					
Basic	$ (0.36)	$ (0.52)	$ 0.34	$ 0.45	$ 0.62
Diluted	$ (0.36)	$ (0.52)	$ 0.34	$ 0.45	$ 0.59
Average Shares Outstanding					
Basic	50,194	50,099	50,558	52,562	51,808
Diluted	50,194	50,099	50,824	52,803	53,735
Cash dividends per common share	$ 0.045	$ 0.15	$ 0.18	$ 0.18	$ 0.165
Property additions(4)	14,344	30,081	46,406	37,278	66,145
Depreciation and amortization	35,328	46,421	49,586	44,606	41,514
Balance Sheet Data					
Working capital	$197,809	$ 224,282	$ 247,235	$ 223,734	$ 219,838
Total assets	863,510	954,754	1,034,849	1,028,495	1,036,864
Total long-term debt	445,000	448,494	415,858	395,618	383,937
Shareholders' equity	224,171	302,475	372,435	389,192	398,824
Book value per share	4.38	5.95	7.33	7.52	7.60
Current ratio	2.2	2.3	2.2	2.1	1.9

(1) The balances for the current year and prior years have been adjusted to reflect the discontinued operations of our raised/access flooring business.

(2) Includes restructuring charges of $23.4 million, $54.6 million, $21.0 million, $1.1 million and $25.3 million in years 2002, 2001, 2000, 1999 and 1998, respectively.

(3) Includes, in 2002, the adjustment required to reflect the initial adoption of SFAS No. 142.

(4) Includes property and equipment obtained in acquisition of business.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our revenues are derived from sales of floorcovering products (primarily modular and broadloom carpet) and related services, interior fabrics, raised/access flooring and other specialty products. Our business, as well as the commercial interiors market in general, is cyclical in nature and is impacted by economic conditions and trends that affect the markets for commercial and institutional business space. Our financial performance in recent years has been strongly tied to the corporate segment, although we have begun to focus more of our marketing and sales efforts on non-corporate segments to reduce in part our exposure to certain economic cycles that affect the corporate market segment more adversely, as well as to capture additional market share.

Since 1999 (except for a modest rebound during the latter portion of 2000), the commercial interiors market as a whole, and the broadloom carpet market in particular, has experienced decreased demand levels. The general downturn in the domestic and international economy that characterized most of 2002 further adversely affected the commercial interiors market, especially in the U.S. corporate segment. These conditions significantly impaired our growth and profitability.

Because we have substantial international operations, we are impacted, from time to time, by certain international developments that affect foreign currency transactions. For example, the performance of the Euro against the U.S. dollar, for purposes of the translation of European revenues into U.S. dollars, adversely affected us to varying degrees in both 2000 and 2001, when the Euro was weak relative to the U.S. dollar. In 2002, however, when the Euro strengthened relative to the U.S. dollar, the translation of European revenues into U.S. dollars favorably affected us.

During 2002, we had net sales of $924.1 million and a net loss of $87.7 million, or $1.75 per diluted share, after giving effect to a $55.4 million after-tax write-down associated with the implementation of Statement of Financial Accounting Standards (SFAS) No. 142 and a $23.4 million pre-tax restructuring charge, compared with net sales of $1.059 billion and a net loss of $36.3 million, or $0.72 per diluted share, during 2001 after giving effect to a $54.6 million pre-tax restructuring charge in that year. Net sales for 2002 consisted of floorcovering products (primarily modular and broadloom carpet) and related services ($710.0 million), interior fabrics sales ($199.3 million) and other specialty products sales ($14.8 million), accounting for 76.8%, 21.6% and 1.6%, respectively, of total sales. Net sales for 2001 consisted of sales of floorcovering products and related services ($833.8 million), interior fabrics sales ($209.9 million) and other specialty products sales ($15.1 million), accounting for 78.8%, 19.8% and 1.4% of total sales, respectively. All amounts (except for net income or loss) and percentages above for all periods exclude our raised/access flooring business, which we are reporting as "discontinued operations" as discussed below.

Discontinued Operations of Our Raised/Access Flooring Business

Over the past few years, our raised/access flooring business has experienced a significant decline in demand, primarily due to decreased spending by technology companies. As a result, in the fourth quarter of 2002, we decided to discontinue our operation of our raised/access flooring business, either by an outright sale of that business to a third party or through creation of a joint venture or other strategic alliance with a third party to conduct that business. We expect to consummate a transaction under one of those approaches in 2003. As required by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we have therefore reported the results of operations for the raised/access flooring business, for all periods reflected herein, as "discontinued operations." As a result, our discussion of revenues or sales and other results of operations (except for net income or loss amounts), including percentages derived from or based on such amounts, excludes the results of our raised/access flooring business unless we indicate otherwise.

The raised/access flooring business represented revenues of $22.8 million, $45.1 million and $60.1 million in years 2002, 2001 and 2000, respectively. Loss from operations of the raised/access flooring business, net of tax, was $2.5 million and $10.4 million (including pre-tax restructuring charges of $10.5 million in 2001 related to consolidation in the raised/access flooring business) in years 2002 and 2001, respectively; in 2000, income from operations of that business, net of tax, was $0.3 million. We recorded an impairment charge of $12.0 million, net of tax, during the fourth quarter of 2002 to adjust the carrying value of the assets of that business to their net realizable value.

Impact of Strategic Restructuring Initiatives

As indicated above, we incurred substantial pre-tax restructuring charges in 2002, 2001 and 2000 — $23.4 million, $54.6 million and $21.0 million, respectively — as we implemented various initiatives to reduce our operating costs and strengthen our ability to generate free cash flow.

The charge in 2002 reflected:

- consolidation of three fabrics manufacturing facilities into other facilities;
- further rationalization of the Re:Source Americas operations;
- a reduction in force of over 200 employees; and
- consolidation of certain European facilities.

The charge in 2001 reflected:

- the closure of our European broadloom facility;
- further rationalization of our U.S. broadloom operations and certain European modular operations;
- a reduction in force of over 800 employees; and
- the consolidation of certain non-strategic Re:Source Americas operations.

The charge in 2000 reflected:

- the integration of our U.S. broadloom operations into a single manufacturing location;
- the consolidation of a division's administrative, manufacturing, and back-office functions;
- a reduction of 425 employees in the U.S. and Europe;
- the divestiture of certain non-strategic Re:Source Americas operations; and
- the abandonment of manufacturing equipment utilized in the production of discontinued product lines.

The 2002 restructuring charge was comprised of $10.6 million of cash expenditures for severance benefits and other costs, and $12.8 million of non-cash charges, primarily for the write-down of the carrying value and disposal of certain assets. We expect to incur an additional pre-tax charge of approximately $1.5 million during 2003 to complete the restructuring. The 2001 restructuring charge was comprised of $20.4 million of cash expenditures for severance benefits and other costs and $34.2 million of non-cash charges, primarily for the write-down of carrying value and disposal of assets, including goodwill. The 2001 restructuring initiatives had aspects that continued into 2002 and were completed by the end of the second quarter 2002. The 2000 restructuring charge was comprised of $12.8 million of cash expenditures for severance benefits and relocation costs and $8.2 million of non-cash charges, primarily for the write-down of impaired assets.

These initiatives are producing the strategic results we targeted, in that we have reduced our cost structure and have strengthened our free cash flow position. We believe the 2002 restructuring initiatives alone will yield future annual cost savings of approximately $15 million, beginning with approximately $10 million in 2003, although there can be no guarantee that such savings will be achieved.

Further discussion about the restructuring charges appears in the notes to the consolidated financial statements.

Goodwill Impairment Write-Down Under SFAS 142

We adopted the new standards set forth in SFAS 142 for accounting for goodwill and other intangible assets effective on the first day of fiscal 2002, and in the second quarter of 2002, we completed the transitional goodwill impairment test required by SFAS 142. As a result of that testing, we determined that a portion of our goodwill and other intangible assets had been impaired, and we wrote down their value accordingly. The effect of that write-down (the after-tax charge of $55.4 million, or $1.10 per diluted share, referred to above) has been recorded as the cumulative effect of a change in accounting principle effective the first quarter of fiscal 2002, as required by SFAS 142. The charge had no cash effect and, as required, is presented net of tax. However, it affects significantly the comparisons of our results from period to period, both directly because of the charge itself in 2002, and indirectly because of the subsequent elimination of amortization of those assets.

In effecting this accounting change and the related impairment testing, we used an outside consultant to help prepare valuations of reporting units in accordance with the new standards, and those valuations were compared with the respective book values of the reporting units to determine whether any goodwill impairment existed. In preparing the valuations, past, present and future expectations of performance were considered. The test showed goodwill impairment in three overseas reporting units and five Americas reporting units. In all cases, the impairment primarily was attributable to actual and currently-forecasted revenue and profitability for the reporting unit being lower (consistent with the industry-wide decline in carpet sales and related services) than that anticipated at the time of the acquisition of the reporting unit.

Results of Operations

The discussion and analyses of period results that follow reflect the factors and trends discussed in the preceding sections.

The following table presents, as a percentage of net sales, certain items included in our consolidated statements of operations.

	Fiscal Year Ended		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	71.4	70.5	69.0
Gross profit on sales	28.6	29.5	31.0
Selling, general and administrative expenses	24.4	24.5	23.8
Restructuring charges	2.5	5.2	1.7
Operating income (loss)	1.6	(0.1)	5.5
Interest/Other expense	4.6	3.4	3.1
Income (loss) from continuing operations before taxes on income (benefit)	(3.0)	(3.5)	2.4
Taxes on income (benefit)	(1.1)	(1.1)	1.0
Income (loss) from continuing operations	(1.9)	(2.4)	1.4
Discontinued operations, net of tax	(1.6)	(1.0)	0.0
Cumulative effect of a change in accounting principle, net of tax	(6.0)	—	—
Net income (loss)	(9.5)	(3.4)	1.4

Fiscal 2002 Compared with Fiscal 2001

Our net sales decreased $134.8 million (12.7%) compared with 2001. The decrease was attributable primarily to (1) reduced corporate profits in general as a result of poor macroeconomic conditions, which has led to decreased spending in the commercial interiors market, (2) the decline of panel fabric sales to certain original equipment manufacturer (OEM) furniture manufacturers (as a result of reduced demand in the commercial interiors market), and (3) the closure of our European broadloom carpet operations in the third quarter of 2001. The decrease was offset somewhat by progress on our market segmentation initiative, whereby we are enhancing our efforts to penetrate relatively untapped segments.

Cost of sales, as a percentage of net sales, increased to 71.4% in 2002, compared with 70.5% in 2001, primarily as a result of (1) the under-absorption of fixed manufacturing costs due to lower volume levels, (2) a fluctuation in our relative sales mix from products which have had traditionally higher margins to those with traditionally lower margins, and (3) other manufacturing costs associated with scaling production to meet demand levels. The 2002 percentage was favorably affected by the benefits of our 2001 restructuring activities.

Selling, general and administrative expenses declined by $33.5 million in 2002, to $225.6 million from $259.0 million in the prior year, as a result of (1) the continuation in 2002 of successful cost-cutting initiatives and other restructuring activities, and (2) the elimination in 2002 of amortization of goodwill, which was $9.8 million in 2001. As a percentage of net sales, selling, general and administrative expenses decreased slightly to 24.4% in 2002 compared with 24.5% in 2001.

Other expense (which is comprised primarily of interest expense) increased $6.4 million in 2002 compared with 2001, due primarily to our issuance of $175 million of 10.375% Senior Notes in 2002 (which have a higher interest rate than the debt the Senior Notes replaced) and higher interest rates on our revolving credit facility.

The rate of the effective tax benefit recognized by the Company in 2002 was 35.8%, compared with an effective tax benefit rate of 30.8% in 2001. The increase in the tax benefit rate was due primarily to the existence in 2001 of goodwill amortization expense, which was non-deductible for tax purposes. Pursuant to SFAS 142, the amortization of goodwill was discontinued effective during the 2002 fiscal year.

As a result of these factors, including those discussed in the preceding sections, our net loss was $87.7 million in 2002 versus a net loss of $36.3 million in 2001.

Fiscal 2001 Compared with Fiscal 2000

Our net sales in 2001 decreased $165.0 million (13.5%) compared with 2000. The decrease was attributable primarily to (1) the decline of panel fabric sales to some OEM furniture manufacturers (as a result of reduced demand in the commercial interiors market), (2) poor macroeconomic conditions, and (3) the liquidation of our European broadloom operation.

Cost of sales, as a percentage of net sales, increased to 70.5% in 2001, compared with 69.0% in 2000, primarily as a result of (1) the under-absorption of fixed manufacturing costs due to lower volume levels, and (2) other manufacturing costs associated with scaling production to meet demand levels.

Selling, general and administrative expenses declined by $32.5 million in 2001, to $259.0 million from $291.5 million in the prior year, as a result of successful cost-cutting initiatives and other restructuring activities. Because of the lower level of net sales, however, selling, general and administrative expenses, as a percentage of net sales, increased to 24.5% in 2001 compared with 23.8% in 2000.

Other expense decreased $1.1 million in 2001 compared with 2000, due primarily to lower London Interbank Offered Rate (LIBOR) interest rates.

The rate of the effective tax benefit recognized by the Company in 2001 was 30.8%, compared to an effective tax rate of 42.0% in 2000. This change was due to the write-off of certain non-deductible amounts as part of the restructuring charge taken during 2001 that reduced the tax benefit to the Company.

As a result of these factors, including those discussed in the preceding sections, our net loss was $36.3 million in 2001 versus net income of $17.3 million in 2000.

Liquidity and Capital Resources

General

In our business, we require cash and other liquid assets primarily for purchases of raw materials and to pay other manufacturing costs, in addition to funding for normal course selling, general and administrative expenses, anticipated capital expenditures, and possible special projects. We generate our cash and other liquidity requirements from our operations, our accounts receivable securitization program, and borrowings or other arrangements under our revolving credit facility with a banking syndicate. Our management believes that our liquidity position will provide sufficient funds to meet our current commitments and other cash requirements for the foreseeable future, and that we will be able to continue our initiative to enhance the generation of free cash flow.

At December 29, 2002, we had $34.1 million of cash and cash equivalents, and an additional $163.7 million of working capital. We also had $56.7 million of available borrowing capacity under our revolving credit facility at that date, subject to continued compliance with its covenants. The material terms of that facility, along with the material terms of the replacement facility that we are negotiating and expect to consummate in 2003, are summarized below.

We currently estimate capital expenditures for 2003 of approximately $15 million, and we have purchase commitments of approximately $2.0 million for 2003. Based on current interest rate levels, we expect our interest expense in 2003 to be approximately $41 million.

Revolving Credit Facility

On January 17, 2002, in conjunction with our issuance of $175 million of 10.375% Senior Notes, we amended and restated our primary revolving credit facility with a banking syndicate. Under the credit facility as amended and restated, the aggregate amount of loans and letters of credit available to us at any one time is the lesser of (i) $100 million, or (ii) a borrowing base equal to the sum of specified percentages of our eligible domestic accounts receivable at such time (excluding those transferred under our accounts receivables securitization program described below), the net book value of our eligible domestic inventory at such time, and the net book value of our eligible domestic property, plant and equipment at such time (the percentages and eligibility requirements for the borrowing base are specified in the credit facility). The aggregate amount of loans and letters of credit that we and certain of our foreign subsidiaries may obtain under the credit facility in foreign currencies is $50 million (and any such foreign currency borrowings will count against the availability under the entire $100 million facility). Interest on our borrowings is charged at varying rates based on our ability to meet certain performance criteria.

The credit facility contains covenants that limit our ability, among other things, to:

- incur indebtedness or contingent obligations;
- make certain restricted payments, such as cash dividends and debt repayments prior to scheduled maturity;
- make acquisitions of or investments in businesses (in excess of certain specified amounts);
- sell or dispose of assets (in excess of certain specified amounts);
- create or incur liens on assets;
- purchase or redeem any of our stock (other than as permitted under the credit facility); or
- enter into sale and leaseback transactions.

The credit facility also requires that we meet certain financial tests (including an interest coverage ratio test, a funded debt coverage ratio test, a minimum net worth test and a fixed charge coverage ratio test), use specified excess cash flows or proceeds from certain asset sales to repay borrowings under the credit facility, and comply with certain other reporting, affirmative and negative covenants.

If we fail to perform or breach any of our affirmative or negative covenants under the credit facility, or if other specified events occur (such as a bankruptcy or similar event or a change of control of Interface, Inc.), after giving effect to any applicable notice and right to cure provisions, an event of default will exist. If an event of default exists and is continuing, the lenders' co-agents may, and upon the written request of a specified percentage of the lender group, shall: (1) declare all commitments of the lenders under the amended and restated credit facility terminated; (2) declare all amounts outstanding or accrued thereunder immediately due and payable; and (3) exercise other rights and remedies available to them under the credit agreement and applicable law.

The credit facility is secured by substantially all of the assets of our domestic subsidiaries (subject to exceptions for certain immaterial subsidiaries), including all of the stock of our domestic subsidiaries and up to 65% of the stock of our first-tier material foreign subsidiaries. The collateral documents provide that, if an event of default occurs under the credit facility, the lenders' collateral agent may, upon the request of the specified percentage of lenders, exercise remedies with respect to the collateral that include foreclosing mortgages on our real estate assets, taking possession of or reselling our personal property assets, collecting our accounts receivables, or exercising proxies to take control of the pledged stock of our domestic and first-tier material foreign subsidiaries.

The credit facility matures on May 15, 2005, subject to a possible extension of that date to January 17, 2007 if (i) the outstanding principal balance of our 9.5% Senior Subordinated Notes on May 15, 2005 is less than or equal to $50 million and (ii) the availability under the credit facility exceeds the principal amount of the 9.5% Senior Subordinated Notes then outstanding. (In addition, there will be a reserve from the availability under the credit facility for the amount of such 9.5% Senior Subordinated Notes during such extension.)

We currently are working with our banking syndicate to further amend and restate the credit facility. As currently contemplated, the proposed amended and restated credit facility would differ from the existing credit facility in certain respects, including the following:

- the amended and restated credit facility would mature on May 31, 2005 unless excess availability under the new credit facility plus unrestricted cash balances exceed a to-be-determined percentage of the outstanding balance of the 9.5% Senior Subordinated Notes outstanding from time to time, and if that is the case, the maturity date will be extended for a period not to exceed five years from the anniversary of the closing date of the new credit facility and six months prior to the maturity of the 7.3% Senior Notes due 2008.

- the financial covenants will include a fixed charge coverage ratio test, a funded debt coverage ratio test, and a minimum excess availability test, but these covenants would not be applicable unless and until excess availability under the credit facility is less than a to-be-determined amount;

- the borrowing base would be modified by (i) increasing the advance rate on eligible domestic receivables from 20% to 85%, (ii) limiting advances against each of the eligible domestic inventory and the eligible U.K. inventory to 85% of the net orderly liquidation value of such inventory, (iii) modifying the advance rate against eligible domestic plant, property and equipment (and imposing a sublimit of $22.5 million for the portion of the borrowing base attributable to such collateral), (iv) deducting from the borrowing base for advances to the domestic borrower a fixed and continuing minimum availability reserve of $10.0 million and (v) expanding the borrowing base to include, for purposes of loans made to Interface Europe Ltd. (which is a subsidiary of Interface, Inc. and a permitted foreign borrower under the proposed amended and restated credit facility), the sum of specified percentages of (1) Interface Europe Ltd.'s eligible accounts receivable arising from the sale of its inventory located in the United Kingdom and denominated in British pounds sterling or United States dollars (the "UK Accounts Receivable"), (2) Interface Europe, Ltd.'s eligible inventory located in the United Kingdom (the "UK Inventory"), valued at the lower of cost or market, and (3) subject to a sublimit, the equipment of Interface Europe Ltd. located in the United Kingdom (the "UK Equipment");

- all obligations of Interface Europe Ltd. under the credit facility will be secured by the UK Accounts Receivable, the UK Inventory, and the UK Equipment.

We anticipate consummating the proposed amendment and restatement of the credit facility during the second quarter of 2003.

Analysis of Cash Flows

Operating activities and proceeds from long-term debt provided our primary sources of cash during each of the last three fiscal years. In 2002, operating activities (including the discontinued operations of our raised/ access flooring business) generated $58.4 million of cash compared with $18.3 million in 2001 and $71.4 million in 2000. The decrease in cash generated from operating activities in 2001 compared with 2000 was due primarily to the decline in our results of operations. From 2001 to 2002, the increase in cash generated from operating activities was attributable primarily to working capital reductions resulting from improved receivables collections and inventory reductions.

The primary uses of cash during the last three fiscal years have been (1) acquisitions of businesses, (2) additions to property and equipment at our manufacturing facilities, (3) cash dividends, and (4) expenditures related to our debt and equity repurchase programs. For the fiscal years ended 2002, 2001 and 2000: (i) acquisitions of businesses (net of dispositions) required $0, $2.2 million and $29.9 million, respectively; (ii) additions to property and equipment required $14.3 million, $30.0 million and $30.5 million, respectively; (iii) dividends required $2.3 million, $7.6 million and $9.2 million, respectively; and (iv) debt and equity repurchases required $5.0 million, $2.2 million and $6.8 million, respectively. In addition, in 2002, we incurred $5.8 million in debt issuance costs, primarily relating to our issuance of Senior Notes.

Pursuant to our share repurchase program, we were authorized to repurchase up to 4,000,000 shares of Class A Common Stock in the open market. This program expired on May 19, 2002. As of that date, we had repurchased an aggregate of 3,075,113 shares of Class A Common Stock since the beginning of the program, at prices ranging from $3.41 to $16.78.

Management believes that cash provided by operations and long-term loan commitments will provide adequate funds for current commitments and other requirements in the foreseeable future.

Funding Obligations

We have various contractual commitments and other obligations that we must fund in 2003 (including the $2.0 million of capital expenditure commitments noted above) and future years as part of our normal operations. Summary information about these matters is set forth in the following tables.

The following table discloses aggregate information, as of December 29, 2002, about our contractual obligations (including the contractual obligations of the discontinued operations of our raised/access flooring business) and the periods in which payments are due:

	Total Payments Due	Payments Due by Period			
		Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Long-Term Debt	$ 6,505	$ —	$ 5	$ —	$ 6,500
Senior and Senior Subordinated Notes	445,000	—	120,000	—	325,000
Operating Leases	114,866	23,478	28,881	20,851	41,656
Unconditional Purchase Obligations*	2,042	2,042	—	—	—
Total Contractual Cash Obligations	$568,413	$25,520	$148,886	$20,851	$373,156

* Represents the capital expenditure commitments noted above. In addition to this amount, we have various agreements to purchase goods or services, none of which agreements is material.

The following table discloses aggregate information, as of December 29, 2002, about other commercial commitments (including the commercial commitments of the discontinued operations of our raised/access flooring business) for which we could be obligated to pay in the future but are not included in our consolidated balance sheet.

	Total Amounts Committed	Amount of Commitment Expiration Per Period			
		Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Revolving Credit Facility(1)	$100,000	$ —	$100,000	$—	$—
Other Lines of Credit(2)	16,750	16,750	—	—	—
Total Commercial Commitments	$116,750	$16,750	$100,000	$—	$—

(1) Includes $14.1 million in standby letters of credit outstanding under the revolving credit facility.

(2) Represents 365-day facilities available under subsidiaries' names that were not drawn upon.

Critical Accounting Policies

High-quality financial statements require rigorous application of high-quality accounting policies. The policies discussed below are considered by management to be critical to an understanding of the financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effects of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events may not develop as forecasted, and the best estimates routinely require adjustment.

Revenue Recognition on Long-Term Contracts. A portion of our revenues is derived from long-term contracts which are accounted for under the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Long-term fixed-price contracts are recorded on the percentage of completion basis using the ratio of costs incurred to estimated total costs at completion as the measurement basis for progress toward completion and revenue recognition. Any losses identified on contracts are recognized immediately. Contract accounting requires significant judgment relative to assessing risks, estimating contract costs and making related assumptions for schedule and technical issues. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is probable.

Inventories. We determine the value of inventories using the lower of cost or market. We write down inventories for the difference between the carrying value of the inventories and their estimated market value. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

Pension Benefits. Net pension expense recorded is based on, among other things, assumptions of the discount rate, estimated return on plan assets and salary increases. Changes in these and other factors and differences between actual and assumed changes in the present value of liabilities or assets of our plans above certain thresholds could cause net annual expense to increase or decrease materially from year to year.

Environmental Remediation. We provide for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. Remediation liabilities are accrued based on estimates of known environmental exposures and are discounted in certain instances. We regularly monitor the progress of environmental remediation. Should studies indicate that the cost of remediation is to be more than previously estimated, an additional accrual would be recorded in the period in which such determination is made. In 2002, certain developments transpired with respect to our estimated environmental liability associated with our Chatham fabrics operations in Elkin, North Carolina. (See the discussion of "Accrued Expenses" in the Notes to Consolidated Financial Statements in Item 8.) As a result, we reduced the amount of our accrual for such liabilities by $4.2 million. The reduction of the accrual was recorded as a reduction of "other expense" in 2002.

Allowances for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment is indicated. A loss is then recognized for the difference, if any, between the fair value of the asset (as estimated by management using its best judgment) and the carrying value of the asset. If actual market value is less favorable than that estimated by management, additional write-downs may be required.

Goodwill. Pursuant to SFAS 142, we no longer amortize goodwill, but instead test goodwill for impairment at least annually. We use an outside consultant to help prepare valuations of reporting units, and those valuations are compared with the respective book values of the reporting units to determine whether any goodwill impairment exists. In preparing the valuations, past, present and expected future performance is considered. If impairment is indicated, a loss is recognized for the difference, if any, between the fair value of the goodwill associated with the reporting unit and the book value of that goodwill. If the actual fair value of the goodwill is determined to be less than that estimated, an additional write-down may be required.

Off-Balance Sheet Arrangements

Accounts Receivable Securitization Program

In February 2003, we commenced an accounts receivable securitization program, referred to as the "Securitization Program", that provides funding from the sale of trade accounts receivable generated by certain of our operating subsidiaries. (Prior to February 2003, we had two successive similar programs, the earliest of which began in 1995.) As of February 28, 2003, Interface Fabrics Group Marketing, Inc., Interface Teknit, Inc., Interface TekSolutions, LLC, Pandel, Inc., and Interface Americas, Inc. (who are, collectively, referred to as the "Originators") were the only subsidiaries participating in the Securitization Program.

Under the Securitization Program, Interface purchases, on a daily basis, accounts receivable from the Originators for a cash purchase price equal to the outstanding balance of the receivables at the time of sale (net of a discount intended to give Interface a reasonable return on its investment in the receivables after taking into account the time value of that investment based on the anticipated dates of collection of such receivables and the risk of nonpayment of such receivables) pursuant to a receivables transfer agreement. A single-purpose, wholly owned subsidiary of Interface, Interface Securitization Corporation, referred to as "ISC", purchases on a daily basis accounts receivable from Interface for cash and a subordinate loan for a purchase price equal to the outstanding balance of the receivables at the time of sale (also net of a discount intended to give ISC a reasonable return on its investment in the receivables after taking into account the time value of that investment based on the anticipated dates of collection of such receivables and the risk of nonpayment of such receivables). Pursuant to a loan agreement among ISC, as borrower, Interface, as servicer, Three Pillars Funding Corporation, as lender, referred to as "Lender", and SunTrust Capital Markets, Inc., as administrator, referred to as "Administrator", the Lender has agreed to make revolving loans from time to time to ISC in an amount not to exceed at any one time the lesser of $50,000,000 or the amount of ISC's borrowing base at such time (with ISC's borrowing base being equal to the sum of the total unpaid balance of its receivables at such time which meet certain specified eligibility criteria multiplied by an advance rate equal to 100% minus reserves which take into account anticipated loss, dilution, financing costs and servicing costs for the Securitization Program). The Lender's commitment to provide such loans has a 364-day term, but can be extended by the Lender for additional periods of 364-days each. Borrowings by ISC under the Securitization Program's loan agreement bear interest at a rate equal to the Lender's cost of funding such borrowings with its commercial paper issuances plus a specified margin, but if the Lender is not using its commercial paper to fund its loans to ISC, then such loans bear interest at the one-month London Interbank

Offered Rate (LIBOR) plus a specified margin. Borrowings by ISC under this loan agreement are secured by all of the receivables purchased by ISC from Interface and certain related property of ISC.

As of February 28, 2003, the aggregate outstanding principal balance of loans made by the Lender to ISC under the loan agreement was $28.0 million, and the aggregate unpaid balance of the receivables securing such loans on that date was $47.2 million.

The loan agreement specifies several events of default that would permit the Lender to cease making loans under the loan agreement and to demand immediate payment of all outstanding loans already made under the loan agreement and which also would enable the Lender and Administrator to replace Interface as the servicer of the receivables. In that event, it is expected that Interface would seek to borrow a sufficient sum under its own revolving credit facility to permit ISC to repay all amounts owing to the Lender under the Securitization Program's loan agreement. However, the occurrence of any event of default under the Securitization Program's loan agreement may also constitute an event of default under Interface's revolving credit facility, which would permit Interface's lenders to withhold future loans to Interface. If Interface were not able to borrow sufficient sums under its revolving credit facility (or otherwise obtain the funding necessary) to refinance the Lender's loans under the Securitization Program, then control of collections on the receivables in the pool would remain with the Lender and its Administrator until the Lender's loans are fully repaid. However, if the Lender is no longer obligated to continue to make loans under the loan agreement for the Securitization Program, the Originators are not obligated to continue to sell their receivables to Interface and Interface is not obligated to continue to sell receivables to ISC.

Partnership with ABN AMRO Bank N.V.

In 1998, our subsidiary Interface Europe B.V. formed a partnership with ABN AMRO Bank N.V. in the Netherlands for the purpose of developing an office building and warehouse facility in Scherpenzeel. Recourse against Interface Europe is limited to the amount of its investment in the partnership, which is approximately $1.0 million. Upon completion of the office building and warehouse facility, the partnership leased those facilities to Interface Europe and Interface International B.V. (which is a subsidiary of Interface Europe). At the expiration of the lease, Interface Europe and Interface International have the option to purchase the facilities from the partnership at fair market value.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) approved the issuance of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. We are in the process of evaluating the impact this standard will have on our financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The amendments to SFAS 123 that provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation are effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS 123 relating to disclosures and the amendment to APB 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS 123 and currently believes that the adoption of SFAS 148 will not have a material impact on our financial statements.

In January 2003, the FASB issued Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN 46 is effective immediately for all enterprises with variable interests in variable interest entities created after January 31, 2003. The issuance of FIN 46 had no effect on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

As a result of the scope of our global operations, we are exposed to an element of market risk from changes in interest rates and foreign currency exchange rates. Our results of operations and financial condition could be impacted by this risk. We manage our exposure to market risk through our regular operating and financial activities and, to the extent appropriate, through the use of derivative financial instruments.

We employ derivative financial instruments as risk management tools and not for speculative or trading purposes. We monitor the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. We have established strict counter-party credit guidelines and enter into transactions only with financial institutions with a rating of investment grade or better. As a result, we consider the risk of counter-party default to be minimal.

Interest Rate Market Risk Exposure

Changes in interest rates affect the interest paid on certain of our debt. To mitigate the impact of fluctuations in interest rates, our management has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. We maintain the fixed/variable rate mix within these parameters either by borrowing on a fixed rate basis or entering into interest rate swap transactions. In the interest rate swaps, we agree to exchange, at specified levels, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. During 2002, we utilized interest rate swap agreements to effectively convert approximately $125 million of fixed rate debt into variable rate debt. As a result, during 2002, our interest expense was approximately $3.5 million lower than it would have been in the absence of our interest rate swap agreements. If the LIBOR rate increases in the future, we may be required to pay more interest expense than we would pay in the absence of the swap agreements. We currently maintain 70% and 30% of our total long-term debt in fixed and variable interest rates, respectively.

Foreign Currency Exchange Market Risk Exposure

A significant portion of our operations consists of manufacturing and sales activities in foreign jurisdictions. We manufacture our products in the U.S., Canada, England, Northern Ireland, the Netherlands, Australia and Thailand, and sell our products in more than 100 countries. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. Our operating results are exposed to changes in exchange rates between the U.S. dollar and many other currencies, including the euro, British pound sterling, Canadian dollar, Australian dollar, Thai baht and Japanese yen. When the U.S. dollar strengthens against a foreign currency, the value of anticipated sales in those currencies decreases, and vice versa. Additionally, to the extent our foreign operations with functional currencies other than the U.S. dollar transact business in countries other than the U.S., exchange rate changes between two foreign currencies could ultimately impact us. Finally, because we report in U.S. dollars on a consolidated basis, foreign currency exchange fluctuations can have a translation impact on our financial position.

At December 29, 2002, we recognized a $21.1 million increase in our foreign currency translation adjustment account compared to December 30, 2001, because of the strengthening of certain currencies against the U.S. dollar. The increase was associated primarily with certain foreign subsidiaries located within the U.K. and continental Europe.

Sensitivity Analysis

For purposes of specific risk analysis, we use sensitivity analysis to measure the impact that market risk may have on the fair values of our market-sensitive instruments.

To perform sensitivity analysis, we assess the risk of loss in fair values associated with the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market value of instruments affected by interest rate and foreign currency exchange rate risk is computed based on the present value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 29, 2002. The values that result from these computations are then compared with the market values of the financial instruments. The differences are the hypothetical gains or losses associated with each type of risk.

Interest Rate Risk

Based on a hypothetical immediate 150 basis point increase in interest rates, with all other variables held constant, the fair value of our fixed rate long-term debt and interest rate swap agreement would be impacted by a net decrease of $22.7 million. Conversely, a 150 basis point decrease in interest rates would result in a net increase in the fair value of our fixed rate long-term debt of $24.5 million.

Foreign Currency Exchange Rate Risk

As of December 29, 2002, a 10% decrease or increase in the levels of foreign currency exchange rates against the U.S. dollar, with all other variables held constant, would result in a decrease in the fair value of our financial instruments of $6.3 million or an increase in the fair value of our financial instruments of $5.1 million. As the impact of offsetting changes in the fair market value of our net foreign investments is not included in the sensitivity model, these results are not indicative of our actual exposure to foreign currency exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	2002	2001	2000
	(In thousands, except share data)		
Net sales	$924,084	$1,058,846	$1,223,895
Cost of sales	659,910	746,320	844,447
Gross profit on sales	264,174	312,526	379,448
Selling, general and administrative expenses	225,569	259,039	291,548
Restructuring charges	23,449	54,577	21,047
Operating income (loss)	15,156	(1,090)	66,853
Other expense			
Interest expense	42,022	35,887	36,959
Other	798	490	479
Total other expense	42,820	36,377	37,438
Income (loss) from continuing operations before taxes on income (benefit)	(27,664)	(37,467)	29,415
Taxes on income (benefit)	(9,905)	(11,546)	12,352
Income (loss) from continuing operations	(17,759)	(25,921)	17,063
Discontinued operations, net of tax	(14,525)	(10,366)	258
Cumulative effect of a change in accounting principle, net of tax	(55,380)	—	—
Net income (loss)	$(87,664)	$ (36,287)	$ 17,321
Basic and diluted earnings (loss) per common share			
Income (loss) from continuing operations	$ (0.36)	$ (0.52)	$ 0.34
Discontinued operations	(0.29)	(0.20)	—
Cumulative effect of a change in accounting principle	(1.10)	—	—
Net income (loss)	$ (1.75)	$ (0.72)	$ 0.34

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Fiscal Year Ended		
	2002	2001	2000
	(In thousands)		
Net income (loss)	$(87,664)	$(36,287)	$ 17,321
Other comprehensive income (loss)			
Foreign currency translation adjustment	21,099	(14,024)	(19,281)
Minimum pension liability adjustment	(14,892)	(11,061)	—
Unrealized gain on fair value hedges, net of tax	3,154	—	—
Comprehensive loss	$(78,303)	$(61,372)	$ (1,960)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	2002	2001
	(In thousands)	
Assets		
Current		
Cash	$ 34,134	$ 788
Accounts receivable, net	137,486	154,944
Inventories	134,656	159,497
Prepaid expenses and other current assets	33,042	30,360
Deferred income taxes	9,911	17,640
Assets of business held for sale	17,492	37,018
Total current assets	366,721	400,247
Property and equipment, net	213,059	241,917
Other	73,201	63,351
Goodwill	210,529	249,239
	$863,510	$954,754
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 55,836	$ 62,068
Accrued expenses	106,143	94,632
Current maturities of long-term debt	—	1,667
Liabilities of business held for sale	6,933	17,598
Total current liabilities	168,912	175,965
Long-term debt, less current maturities	—	171,827
Senior notes	325,000	150,000
Senior subordinated notes	120,000	125,000
Deferred income taxes	20,520	25,047
Total liabilities	634,432	647,839
Minority interest	4,907	4,440
Shareholders' equity		
Preferred stock	—	—
Common stock	5,120	5,082
Additional paid-in capital	221,751	219,490
Retained earnings	85,976	175,940
Foreign currency translation adjustment	(65,877)	(86,976)
Minimum pension liability	(25,953)	(11,061)
Unrealized gain on fair value hedges, net of tax	3,154	—
Total shareholders' equity	224,171	302,475
	$863,510	$954,754

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	2002	2001	2000
	(In thousands)		
Operating Activities			
Net income (loss)	$ (87,664)	$ (36,287)	$ 17,321
Adjustments to reconcile net income (loss) to cash provided by operating activities			
Depreciation and amortization	35,328	46,421	49,586
Bad debt expense	3,511	5,774	5,909
Restructuring charges	12,785	33,247	8,210
Deferred income taxes	1,195	(18,784)	(7,209)
Cumulative effect of a change in accounting principle	55,380	—	—
Loss (income) from discontinued operations	14,525	10,366	(258)
Working capital changes			
Accounts receivable	20,579	17,571	3,757
Inventories	27,224	22,702	(6,513)
Prepaid expenses	5,341	(18,726)	3,217
Accounts payable and accrued expenses	(19,542)	(46,355)	4,480
Cash provided by operating activities from continuing operations	68,662	15,929	78,500
Cash provided by (used in) operating activities of discontinued operations	(11,285)	2,373	(7,068)
Cash provided by operating activities	57,377	18,302	71,432
Investing Activities			
Capital expenditures	(14,344)	(30,036)	(30,495)
Net cash paid for acquisitions of businesses	—	(2,198)	(29,872)
Other	(397)	(12,447)	(10,876)
Cash used in investing activities	(14,741)	(44,681)	(71,243)
Financing Activities			
Issuance of senior notes	175,000	—	—
Repurchase of senior subordinated notes	(5,000)	—	—
Debt issuance costs	(5,755)	—	—
Borrowings on long-term debt	—	341,140	211,323
Principal repayments on long-term debt	(173,489)	(309,882)	(191,023)
Expenditures under share repurchase program	—	(2,217)	(6,842)
Proceeds from issuance of common stock	1,341	269	496
Dividends paid	(2,300)	(7,628)	(9,243)
Other	—	(1,272)	—
Cash provided by (used in) financing activities	(10,203)	20,410	4,711
Net cash provided by (used in) operating, investing and financing activities	32,433	(5,969)	4,900
Effect of exchange rate changes on cash	913	(1,099)	413
Cash			
Net increase (decrease)	33,346	(7,068)	5,313
Balance, beginning of year	788	7,856	2,543
Balance, end of year	$ 34,134	$ 788	$ 7,856

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a recognized leader in the worldwide commercial interiors market, offering floorcoverings, fabrics, specialty products and services. The Company manufactures modular and broadloom carpet focusing on the high quality, designer-oriented sector of the market, and provides specialized carpet replacement, installation and maintenance services. The Company also produces interior fabrics and upholstery products. Additionally, the Company produces raised/access flooring systems; offers *Intersept,* a proprietary antimicrobial used in a number of interior finishes; and sponsors the Envirosense Consortium in its mission to address workplace environmental issues.

The Company has announced its intent to sell or otherwise create a joint venture or strategic alliance for its raised/access flooring business. The balances of this business have been segregated and reported as discontinued operations for all periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Examples include provisions for returns, bad debts, product claims reserves, estimates of costs to complete performance contracts, inventory obsolescence and the length of product life cycles, accruals associated with restructuring activities, income tax exposures, environmental liabilities, and the carrying value of the goodwill and property and equipment. Actual results could vary from these estimates.

Inventories

The Company determines the value of inventories using the lower of cost (standards approximating the first-in, first-out method) or market. We write down inventories for the difference between the carrying value of the inventories and their estimated market value. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

Assets and Liabilities of Businesses Held for Sale

The Company considers businesses to be held for sale when management approves and commits to a formal plan to actively market a business for sale. Upon designation as held for sale, the carrying value of the assets of the business are recorded at the lower of their carrying value or their estimated fair value, less costs to sell. The Company ceases to record depreciation expense at that time.

Property and Equipment and Long-Lived Assets

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements — ten to fifty years; and furniture and equipment — three to twelve years. Interest costs for the construction/development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of approximately $0.1 million, $0.7 million, and $0.5 million for the years ended 2002, 2001, and 2000, respectively. Depreciation expense amounted to approximately $30.9 million, $33.3 million, and $36.9 million for the years ended 2002, 2001, and 2000, respectively. These amounts exclude depreciation expense of approximately $0.8 million, $1.3 million, and $1.0 million for 2002, 2001 and 2000, respectively, related to the discontinued operations of the raised/access flooring business.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement were effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material impact on our financial statements.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

In June 2001, the Financial Accounting Standards Board (FASB) approved the issuance of Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. Management is in the process of evaluating the impact this standard will have on the Company's financial statements.

Goodwill

Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Prior to the adoption of SFAS 142 on December 31, 2001, goodwill was amortized on a straight-line basis over the periods benefited, principally twenty-five to forty years. Accumulated amortization amounted to approximately $88.3 million at both December 29, 2002 and December 30, 2001, and cumulative impairment losses recognized were $57.2 million as of December 29, 2002.

In June 2001, the FASB finalized SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and to purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 required the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company was also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company's previous business combinations were accounted for using the purchase method. As of December 29, 2002 and December 30, 2001, the net carrying amount of goodwill was $210.5 million and $249.2 million, respectively, excluding goodwill of $2.6 million as of December 30, 2001 related to the discontinued operations of the raised/access flooring business. Other intangible assets were $4.4 million and $4.5 million as of December 29, 2002 and December 30, 2001, respectively. Amortization expense during the years ended December 29, 2002, December 30, 2001 and December 31, 2000 was $0.2 million, $9.8 million and $9.3 million, respectively.

The Company adopted the new standards of accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. In the second quarter of 2002, the Company completed the transitional goodwill impairment test required by SFAS 142. The Company used an outside consultant to help prepare valuations of reporting units in accordance with the new standard, and those valuations were compared with the respective book values of the reporting units to determine whether any goodwill impairment existed. In preparing the valuations, past, present and future expectations of performance were considered. The test showed goodwill impairment in three overseas reporting units and five Americas reporting units. In all cases, the impairment primarily was attributable to actual and currently-forecasted revenue and profitability for the reporting unit being lower (consistent with the industry-wide decline in carpet sales and related services) than that anticipated at the time of the acquisition of the reporting unit. The effect of this accounting change (an after-tax charge of $55.4 million, or $1.10 per diluted share) has been recorded as the cumulative effect of a change in accounting principle effective the first quarter of fiscal 2002, as required by SFAS 142. The charge had no cash effect, and, as required, is presented net of tax.

During the fourth quarter of 2002, the Company performed the annual goodwill impairment test required by SFAS 142 using a methodology similar to the transitional test. No additional impairment was indicated.

The following table presents the impact SFAS 142 would have had on income (loss) from continuing operations, net income (loss), and the respective per share amounts, if adopted in the first quarter of 2000:

	2002	2001	2000
	(In thousands, except per share amounts)		
Reported income (loss) from continuing operations	$(17,759)	$(25,921)	$17,063
Adjustments:			
Goodwill amortization	—	9,817	9,366
Income taxes	—	(1,460)	(1,280)
Adjusted income (loss) from continuing operations	$(17,759)	$(17,564)	$25,149
Reported net income (loss)	$(87,664)	$(36,287)	$17,321
Adjustments:			
Goodwill amortization	—	9,817	9,366
Income taxes	—	(1,460)	(1,280)
Adjusted net income (loss)	$(87,664)	$(27,930)	$25,407

	2002	2001	2000
	(In thousands, except per share amounts)		
Basic earnings per share:			
Income (loss) from continuing operations:			
Reported	$ (0.36)	$ (0.52)	$ 0.34
Adjusted	$ (0.36)	$ (0.35)	$ 0.50
Net income (loss):			
Reported	$ (1.75)	$ (0.72)	$ 0.34
Adjusted	$ (1.75)	$ (0.56)	$ 0.50
Diluted earnings per share:			
Income (loss) from continuing operations:			
Reported	$ (0.36)	$ (0.52)	$ 0.34
Adjusted	$ (0.36)	$ (0.35)	$ 0.49
Net income (loss):			
Reported	$ (1.75)	$ (0.72)	$ 0.34
Adjusted	$ (1.75)	$ (0.56)	$ 0.50

The changes in the carrying amount of goodwill for the year ended December 29, 2002, by segment are as follows:

	Balance December 30, 2001	Impairment Loss Recognized	Foreign Currency Translation Gain	Balance December 29, 2002
	(In thousands)			
Floorcovering Products/Services	$201,327	$(54,587)	$13,512	$160,252
Interior Fabrics	47,912	—	2,365	50,277
Total continuing operations	249,239	(54,587)	15,877	210,529
Discontinued operations	2,635	(2,635)	—	—
	$251,874	$(57,222)	$15,877	$210,529

Taxes on Income

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period that includes the enactment date.

Revenue Recognition

Revenue is recognized on the sale of products or services when the products are shipped or the services are performed, all significant contractual obligations have been satisfied, and the collection of the resulting receivable is reasonably assured. The Company's delivery term typically is F.O.B. shipping point. Revenues and estimated profits on performance contracts are recognized under the percentage of completion method of accounting using the cost-to-cost methodology. Profit estimates are revised periodically based upon changes in facts. Any losses identified on contracts are recognized immediately.

In accordance with EITF 00-10, shipping and handling fees billed to customers are classified in net sales in the consolidated statements of operations. Shipping and handling costs incurred are classified in cost of sales in the consolidated statements of operations.

Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," the Company has reviewed its accounting policies for the recognition of revenue. SAB No. 101 was required to be implemented in fourth quarter 2000. SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company's policies for revenue recognition are consistent with the views expressed within SAB No. 101.

Cash, Cash Equivalents and Short-Term Investments

Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months and less than one year are classified as short-term investments.

At December 29, 2002 and December 30, 2001, checks issued against future deposits totaled approximately $1.1 million and $20.2 million, respectively. Cash payments for interest amounted to approximately $35.1 million, $42.6 million, and $41.4 million, for the years ended 2002, 2001, and 2000, respectively. Income tax payments amounted to approximately $0.6 million, $5.8 million, and $11.8 million, for the years ended 2002, 2001, and 2000, respectively.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, short-term investments and short-term debt approximate cost due to the short period of time to maturity. Fair values of debt and swaps are based on quoted market prices or pricing models using current market rates.

Translation of Foreign Currencies

The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year-end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. In the event of a divestiture of a foreign subsidiary, the related foreign currency translation results are reversed from equity to income. Foreign currency exchange gains and losses are included in income.

Stock Based Compensation

As of the fiscal year ended 2002, the Company has stock-based employee compensation plans, which are described more fully in the "Shareholders' Equity" footnote. Those plans are accounted for using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Compensation expenses related to stock option plans were not material for 2002, 2001, and 2000.

The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of SFAS 123 were applied to stock based employee compensation:

	Fiscal Year Ended		
	2002	2001	2000
	(In thousands, except share data)		
Net income (loss) as reported	$(87,664)	$(36,287)	$17,321
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,474)	(2,410)	(2,026)
Pro forma net income (loss)	$(90,138)	$(38,697)	$15,295
Basic and diluted earnings (loss) per share as reported	$ (1.75)	$ (0.72)	$ 0.34
Basic and diluted pro forma earnings (loss) per share	(1.80)	(0.77)	0.30

For the purposes of the disclosures required by SFAS 123, the fair value of stock options is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001, and 2000: Dividend yield of 0.0% in 2002, 1.2% in 2001, and 2.1% in 2000; expected volatility of 50% in 2002, 50% in 2001, and 40% in 2000; a risk-free interest rate of 4.51% in 2002, 5.09% in 2001, and 6.38% in 2000; and an expected option life of 6.5 years in 2002, 6.5 years in 2001, and 6.5 years in 2000.

The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during 2002, 2001, and 2000 were $3.43, $2.95, and $2.55 per share, respectively.

Derivative Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective January 1, 2001. SFAS 133 requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings. If the derivative is a cash flow hedge, the effective portion of changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The adoption of SFAS 133, as amended, did not have a material impact on the Company's consolidated financial statements.

Fiscal Year

The Company's fiscal year is the 52 or 53 week period ending on the Sunday nearest December 31. All references herein to "2002," "2001," and "2000," mean the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively. Fiscal years 2002, 2001 and 2000 were each comprised of 52 weeks.

RECEIVABLES

The Company, through a separate single purpose corporate entity, Interface Securitization Corporation ("ISC"), maintained during 2002 an agreement with a financial institution to sell commercial accounts receivable generated by certain of our operating subsidiaries. As of December 29, 2002, the agreement provided for up to a maximum amount of $50.0 million of funding from the sale of such receivables. (In February 2002, the maximum amount of funding available was reduced to from $65.0 million to $50.0 million.) Prior to December 2000, the Company had a similar program with another financial institution that began in 1995. As of December 29, 2002, Bentley Prince Street, Inc., Chatham Marketing Co., Guilford of Maine Marketing Co., Intek Marketing Co., Interface Americas, Inc., Interface Architectural Resources,

Inc., Interface Flooring Systems, Inc., Pandel, Inc. and Toltec Fabrics, Inc. were the only subsidiaries participating in the Securitization Program. Cash proceeds from the sale and securitization of these receivables were $35.0 million and $20.0 million in 2002 and 2001, respectively. No significant gain or loss resulted from these transactions. The Company expects recourse amounts associated with the aforementioned sale and securitization activities to be minimal and believes it has adequate reserves to cover potential losses. The receivables sold at December 29, 2002 and December 30, 2001 amounted to $30.0 million and $34.0 million, respectively. The assets of ISC are available first and foremost to satisfy the claims of its creditors. During February 2003, the Company terminated this agreement and entered into a substantially similar agreement with another financial institution.

Effective January 1, 2001, the Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of SFAS No. 125". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and revises the accounting standards for securitizations and transfers of financial assets and collateral. The adoption of SFAS 140 did not have a material effect on the Company's results of operations and financial position.

In January 2003, the FASB issued Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN 46 is effective immediately for all enterprises with variable interests in variable interest entities created after January 31, 2003. FIN 46 does not apply to qualifying special purpose entities such as ISC. These qualifying special purpose entities will continue to be accounted for in accordance with SFAS 140.

The Company has adopted credit policies and standards intended to reduce the inherent risk associated with potential increases in its concentration of credit risk due to increasing trade receivables from sales to owners and users of commercial office facilities and with specifiers such as architects, engineers and contracting firms. Management believes that credit risks are further moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As of December 29, 2002 and December 30, 2001, the allowance for bad debts amounted to approximately $9.8 million and $10.0 million, respectively, for all accounts receivable of the Company.

In the second quarter of 2002, the Company concluded that certain assets (specifically, accounts receivable and inventory) of Interface Americas Re:Source Technologies, Inc., a subsidiary of the Company which produced adhesives and certain specialty chemicals, were overstated by approximately $3.9 million. As a result, the Company recorded an appropriate charge, which is included in the caption "other expense" in the Statement of Operations, in the second quarter 2002 to write down the carrying amount of those assets.

INVENTORIES

Inventories are summarized as follows:

	2002	2001
	(In thousands)	
Finished goods	$ 79,005	$ 82,656
Work-in-process	13,037	13,983
Raw materials	42,614	62,858
	$ 134,656	$ 159,497

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2002	2001
	(In thousands)	
Land	$ 7,865	$ 11,439
Buildings	120,270	132,970
Equipment	379,263	362,816
	507,398	507,225
Accumulated depreciation	(294,339)	(265,308)
	$ 213,059	$ 241,917

The estimated cost to complete construction-in-progress for which the Company was committed at December 29, 2002 was approximately $2.0 million.

ACCRUED EXPENSES

Accrued expenses are summarized as follows:

	2002	2001
	(In thousands)	
Pension	$ 25,953	$ 11,061
Compensation	18,715	25,278
Interest	11,552	4,551
Restructuring	7,385	15,636
Environmental	4,231	9,049
Other	38,307	29,057
	$ 106,143	$ 94,632

During May 2000, the Company acquired certain assets and assumed certain liabilities of the Chatham Manufacturing division of CMI Industries, Inc. ("Chatham"). As part of the acquisition, the Company engaged environmental consultants to review potential environmental liabilities at all Chatham properties. Based on their review, the environmental consultants recommended certain environmental remedial actions, including groundwater monitoring, and estimated the costs thereof. The Company is currently taking steps to implement the recommended actions at Chatham.

There have been two developments which have substantially reduced the estimated cost of environmental remediation associated with Chatham. First, during the quarter ended June 30, 2002, the Company assigned to the Town of Elkin, North Carolina, the Company's right and obligation to acquire from CMI Industries the wastewater treatment facility serving the Chatham properties (although, pursuant to the assignment agreement, the Company still has certain rights and obligations concerning environmental remediation at this site). Second, in conjunction with the aforementioned assignment, the Company determined that the wastewater treatment facility site should be eligible for remediation under the State of North Carolina's "brownfield" program, which generally requires a less stringent degree of remedial action. Subsequently, the State confirmed in writing the site's eligibility under the brownfield program.

As a result, and based upon the cost estimates provided by the environmental consultants, the Company now believes that the estimated range of the net present value of reasonably predictable costs of groundwater monitoring and other remedial actions at Chatham and the wastewater treatment facility is between $4.0 million and $6.3 million. As of December 30, 2001, the Company had accrued approximately $9.0 million, which at that time represented the best estimate available of the net present value of the costs of remedial actions discounted at 6%. In light of the developments described above, the accrual has been reduced by $4.2 million. The reduction of the accrual was recorded as a reduction of "other expense" in the Statement of Operations during the quarter ended June 30, 2002, as there was no goodwill associated with the Chatham acquisition.

Actual costs related to groundwater monitoring and other remedial actions at Chatham incurred during 2002 and 2001 were approximately $0.6 million and $1.5 million, respectively. Costs incurred during 2000 were insignificant. Actual costs incurred will depend upon numerous factors, including (i) the actual method and results of the remedial actions; (ii) the outcome of negotiations with regulatory authorities and other interested parties; (iii) changes in environmental laws and regulations; (iv) technological developments and advancements; and (v) the years of remedial activity required. Based on the information currently available, the Company does not expect that any unrecorded liability related to the above matters would materially affect the consolidated financial position or results of operations of the Company. Environmental accruals are routinely reviewed as events and developments warrant and are subjected to a comprehensive annual review.

BORROWINGS

Long-Term Debt

Long-term debt consisted of the following:

	2002	2001
	(In thousands)	
Revolving credit facilities		
U.S. dollar	$—	$129,250
Japanese yen	—	7,545
British pound sterling	—	30,515
Euro	—	4,415
Other	—	1,769
Total long-term debt	—	173,494
Less current maturities	—	(1,667)
	$—	$171,827

On August 8, 2001, the Company amended its revolving credit facility. The amendment, among other things, (i) eased certain financial covenants, (ii) increased pricing on borrowings to reflect current market conditions, (iii) decreased the revolving credit limit from $300 million to $250 million, and (iv) granted first priority security interests in and liens on all of our assets and substantially all of the assets of our material domestic subsidiaries, including all of the stock of our domestic subsidiaries and up to 65% of the stock of our material first-tier foreign subsidiaries.

On January 17, 2002, the revolving credit facility was further amended and restated to, among other things, substitute certain lenders, change certain covenants, and reduce the maximum borrowing amount to $100 million (subject to an asset borrowing base). In connection with the amendment and restatement of the facility, the Company issued the 10.375% Senior Notes discussed below. The amended facility matures May 15, 2005, subject to a possible extension of that maturity date to January 17, 2007 if the Company meets certain conditions relating to the repayment of long-term debt. Interest is charged at varying rates based on the Company's ability to meet certain performance criteria.

In December 2002, we further amended our revolving credit facility. The amendment, among other things: (1) eased the interest coverage ratio covenant; (2) added a fixed charge coverage ratio covenant; (3) changed the borrowing base formula; (4) enlarged the lenders' letters of credit subcommitment from $15 million to $20 million; and (5) increased pricing on borrowings in certain circumstances.

The facility requires prepayment from specified excess cash flows or proceeds from certain asset sales and maintenance of certain financial ratios, and governs the ability of the Company to, among other things, encumber assets, repay debt and pay dividends. Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

10.375% Senior Notes

On January 17, 2002, the Company completed a private offering of $175 million in 10.375% Senior Notes due 2010. Interest is payable semi-annually on February 1st and August 1st beginning August 1st, 2002. Proceeds from the issuance of these Notes were used to pay down the revolving credit facility.

The Notes are guaranteed, jointly and severally, on an unsecured senior basis by certain of the Company's domestic subsidiaries. The Senior Notes are redeemable up to 35% at any time prior to February 1, 2005 with the proceeds of one or more equity offerings at a price of 110³/₈% of the principal amount. At December 29, 2002 the estimated fair value of these notes based on then current market prices was approximately $167.1 million.

7.3% Senior Notes

The Company has outstanding $150 million in 7.3% Senior Notes due 2008. Interest is payable semi-annually on April 1 and October 1.

The Senior Notes are unsecured, senior notes and are guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries. The Senior Notes are redeemable, in whole or in part, at the option of the Company, at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present value of the remaining scheduled payments, discounted on a semi-annual basis at the treasury rate plus 50 basis points, plus, in the case of each of (i) and (ii) above, accrued interest to the date of redemption. At December 29, 2002 and December 30, 2001, the estimated fair value of these notes based on then current market prices was approximately $128.3 million and $127.5 million, respectively.

9.5% Senior Subordinated Notes

As of December 29, 2002 and December 30, 2001, the Company had outstanding $120 million and $125 million, respectively, in 9.5% Senior Subordinated Notes due 2005. Interest is payable semi-annually on May 15 and November 15. During 2002, the Company repurchased $5 million of 9.5% Senior Subordinated Notes for an amount that approximated their face value plus accrued interest.

The Notes are guaranteed, jointly and severally, on an unsecured senior subordinated basis by certain of the Company's domestic subsidiaries. The Notes became redeemable for cash after November 15, 2000 at the Company's option, in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on November 15, 2003, plus accrued interest thereon to the date fixed for redemption. At December 29, 2002 and December 30, 2001, the estimated fair value of these notes based on then current market prices was approximately $105.0 million and $111.3 million, respectively.

Lines of Credit and Standby Letters of Credit

Subsidiaries of the Company have an aggregate of $16.8 million of lines of credit available at interest rates ranging from 1.0% to 7.3%. No amounts were outstanding under these lines of credit as of December 29, 2002. Subsidiaries of the Company also have an aggregate of $14.1 million of standby letters of credit outstanding, related primarily to the debt of a subsidiary and workers compensation liabilities.

PREFERRED STOCK

The Company is authorized to create and issue up to 5,000,000 shares of $1.00 par value Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation, and to fix the terms of such preferred stock without any vote or action by the shareholders. The issuance of any series of preferred stock may have an adverse effect on the rights of holders of common stock and could decrease the amount of earnings and assets available for distribution to holders of common stock.

In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

Preferred Share Purchase Rights

The Company has previously issued one purchase right (a "Right") in respect of each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share (a "Unit") of Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock").

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires (without the consent of the Company's Board of Directors) more than 15% of the outstanding shares of Common Stock or if other specified events occur without the Rights having been redeemed or in the event of an exchange of the Rights for Common Stock as permitted under the Shareholder Rights Plan.

The dividend and liquidation rights of the Series B Preferred Stock are designed so that the value of one one-hundredth of a share of Series B Preferred Stock issuable upon exercise of each Right will approximate the same economic value as one share of Common Stock, including voting rights. The exercise price per Right is $90, subject to adjustment. Shares of Series B Preferred Stock will entitle the holder to a minimum preferential dividend of $1.00 per share, but will entitle the holder to an aggregate dividend payment of 200 times the dividend declared on each share of Common Stock. In the event of liquidation, each share of Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00, plus accrued and unpaid dividends and distributions thereon, but will be entitled to an aggregate payment of 200 times the payment made per share of Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged for or changed into other stock or securities, cash or other property, each share of Series B Preferred Stock will be entitled to receive 200 times the amount received per share of Common Stock. Series B Preferred Stock is not convertible into Common Stock.

Each share of Series B Preferred Stock will be entitled to 200 votes on all matters submitted to a vote of the shareholders of the Company, and shares of Series B Preferred Stock will generally vote together as one class with the Common Stock and any other voting capital stock of the Company on all matters submitted to a vote of the Company's shareholders. While the Company's Class B Common Stock remains outstanding, holders of Series B Preferred Stock will vote as a single class with the Class A Common Stockholders for election of directors.

Further, whenever dividends on the Series B Preferred Stock are in arrears in an amount equal to six quarterly payments, the Series B Preferred Stock, together with any other shares of preferred stock then entitled to elect directors, shall have the right, as a single class, to elect one director until the default has been cured. The Rights expire on March 15, 2008 unless extended or unless the Rights are earlier redeemed or exchanged by the Company.

SHAREHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 80 million shares of $.10 par value Class A Common Stock and 40 million shares of $.10 par value Class B Common Stock. Class A and Class B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. Under the terms of the Class B Common Stock, its special voting rights to elect a majority of the Board members would terminate irrevocably if the total outstanding shares of Class B Common Stock ever comprises less than ten percent of the Company's total issued and outstanding shares of Class A and Class B Common Stock. On December 29, 2002, the outstanding Class B shares constituted approximately 15% of the total outstanding shares of Class A and Class B Common Stock. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on Nasdaq. The Company's Class B Common Stock is not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of Common Stock share in dividends available to common shareholders. Cash dividends on Common Stock were $0.045 per share for 2002, $0.15 per share for 2001 and $0.18 per share for 2000.

Stock Repurchase Program

The Company had a share repurchase program, pursuant to which it was authorized to repurchase up to 4,000,000 shares of Class A Common Stock in the open market through May 19, 2002. During 2001, the Company repurchased 280,300 shares of Class A Common Stock under this program, at prices ranging from $6.02 to $9.44 per share. This is compared to the repurchase of 1,177,313 shares of Class A Common Stock at prices ranging from $3.41 to $8.94 per share during 2000. No shares were repurchased during 2002.

All treasury stock is accounted for using the cost method. During 2001, the Company retired 7,773,000 shares of treasury stock.

The following tables show changes in common shareholders' equity.

	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Retained Earnings	Minimum Pension Liability	Foreign Currency Translation Adjustment	Unrealized Gain on Fair Value Hedges
					(In thousands)				
Balance, at January 2, 2000	52,711	$5,271	6,314	$631	$222,373	$233,322	$—	$(53,671)	$—
Net income	—	—	—	—	—	17,321	—	—	—
Conversion of common stock	(602)	(60)	602	60	—	—	—	—	—
Stock issuances under employee plans	56	6	25	3	581	—	—	—	—
Other issuances of common stock	33	3	162	16	787	—	—	—	—
Retirement of treasury stock	(984)	(99)	—	—	(5,363)	—	—	—	—
Cash dividends paid	—	—	—	—	—	(9,243)	—	—	—
Unamortized stock compensation expense related to restricted stock awards	—	—	—	—	(719)	—	—	—	—
Compensation expense related to restricted stock awards	—	—	—	—	602	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(19,281)	—
Balance, at December 31, 2000	51,214	$5,121	7,103	$710	$218,261	$241,400	$—	$(72,952)	$—

	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Retained Earnings	Minimum Pension Liability	Foreign Currency Translation Adjustment	Unrealized Gain on Fair Value Hedges
					(In thousands)				
Balance, at December 31, 2000	51,214	$5,121	7,103	$710	$218,261	$241,400	$ —	$(72,952)	$—
Net loss	—	—	—	—	—	(36,287)	—	—	—
Conversion of common stock	207	21	(207)	(21)	—	—	—	—	—
Stock issuances under employee plans	38	4	7	1	264	—	—	—	—
Other issuances of common stock	—	—	279	28	2,610	—	—	—	—
Retirement of treasury stock	(7,773)	(777)	—	—	—	(21,545)	—	—	—
Cash dividends paid	—	—	—	—	—	(7,628)	—	—	—
Unamortized stock compensation expense related to restricted stock awards	—	—	—	—	(2,638)	—	—	—	—
Forfeitures and compensation expense related to restricted stock awards	48	5	(97)	(10)	993	—	—	—	—
Minimum pension liability adjustment	—	—	—	—	—	—	(11,061)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(14,024)	—
Balance, at December 30, 2001	43,734	$4,374	7,085	$708	$219,490	$175,940	$(11,061)	$(86,976)	$—

	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Retained Earnings	Minimum Pension Liability	Foreign Currency Translation Adjustment	Unrealized Gain on Fair Value Hedges
					(In thousands)				
Balance, at December 30, 2001	43,734	$4,374	7,085	$708	$219,490	$175,940	$(11,061)	$(86,976)	$ —
Net loss	—	—	—	—	—	(87,664)	—	—	—
Conversion of common stock	(232)	(24)	232	24	—	—	—	—	—
Stock issuances under employee plans	219	22	—	—	1,319	—	—	—	—
Other issuances of common stock	—	—	160	16	880	—	—	—	—
Cash dividends paid	—	—	—	—	—	(2,300)	—	—	—
Unamortized stock compensation expense related to restricted stock awards	—	—	—	—	(896)	—	—	—	—
Forfeitures and compensation expense related to restricted stock awards	—	—	—	—	958	—	—	—	—
Minimum pension liability adjustment	—	—	—	—	—	—	(14,892)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	21,099	—
Unrealized gain on fair value hedges	—	—	—	—	—	—	—	—	3,154
Balance, at December 29, 2002	43,721	$4,372	7,477	$748	$221,751	$ 85,976	$(25,953)	$(65,877)	$3,154

Stock Options

The Company has an Omnibus Stock Incentive Plan ("Omnibus Plan") under which a committee of independent Directors is authorized to grant directors and key employees, including officers, options to purchase the Company's Common Stock. Options are exercisable for shares of Class A or Class B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options generally become exercisable 20% per year over a five-year period from the date of the grant and the options generally expire ten years from the date of the grant. Initially, an aggregate of 3,600,000 shares of Common Stock not previously authorized for issuance under any plan, plus the number of shares subject to outstanding stock options granted under certain predecessor plans minus the number of shares issued on or after the effective date pursuant to the exercise of such outstanding stock options granted under predecessor plans, were available to be issued under the Omnibus Plan. In May 2001, the shareholders approved an amendment to the Omnibus Plan which increased by 2,000,000 the number of shares of Common Stock authorized for issuance under the Omnibus Plan.

The following tables summarize stock option activity under the Omnibus Plan and predecessor plans:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 2, 2000	3,606,000	$ 8.74
Granted	1,642,000	4.98
Exercised	(93,000)	6.36
Forfeited or canceled	(1,256,000)	10.97
Outstanding at December 31, 2000	3,899,000	$ 6.53
Granted	836,000	5.87
Exercised	(42,000)	6.06
Forfeited or canceled	(239,000)	7.27
Outstanding at December 30, 2001	4,454,000	$ 6.38
Granted	358,000	5.65
Exercised	(219,000)	5.03
Forfeited or canceled	(433,000)	7.86
Outstanding at December 29, 2002	4,160,000	$ 6.25

As of December 29, 2002, the number of shares authorized for issuance under the Omnibus Plan that were not the subject of then-outstanding option grants was 1,878,000 (plus the number of shares outstanding under predecessor plans that are forfeited, terminated or otherwise expire unexercised).

Options Exercisable	Number of Shares	Weighted Average Exercise Price
December 29, 2002	2,248,000	$6.69
December 30, 2001	2,049,000	$7.02
December 31, 2000	1,732,000	$7.30

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 29, 2002	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 29, 2002	Weighted Average Exercise Price
$ 3.69 - 6.94	2,633,000	6.73	$ 5.00	1,186,000	$ 5.14
7.00 - 9.56	1,466,000	5.33	$ 8.24	1,003,000	$ 8.29
10.06 - 11.56	61,000	4.34	$10.58	59,000	$10.60
	4,160,000	6.18	$ 6.25	2,248,000	$ 6.69

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Interpretation No. 44 clarifies the application of APB No. 25 to the definition of an employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This interpretation did not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects of reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The amendments to SFAS 123 that provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation are effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS 123 relating to disclosures and the amendment to APB 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS 123 and currently believes that the adoption of SFAS 148 will not have a material impact on our financial statements.

Restricted Stock Awards

During fiscal years 2002, 2001, and 2000 restricted stock awards were granted for 160,000, 279,498, and 161,514 shares, respectively, of Class B Common Stock. These shares vest with respect to each employee after a nine-year period from the date of grant (seven-year period from the date of grant for the 2002 awards), provided the individual remains in the employment of the Company as of the vesting date. Additionally, these shares (or a portion thereof) could vest upon the attainment of certain share performance criteria; in the event of a change in control of the Company; or, in the case of the 204,984 awards granted in 1997 that have neither vested or been forfeited, upon involuntary termination. Compensation expense relating to these grants was approximately $958,000, $1,051,000, and $602,000 during 2002, 2001, and 2000, respectively. During 2002, 2001 and 2000, shares were issued and as a result unamortized stock compensation for the value of the awards was recorded as a reduction to additional paid-in capital. During 2002, 44,882 shares vested as a result of the Company meeting certain share performance criteria. Due to severance agreements offered during 2001, 46,247 shares were forfeited and 50,951 shares became vested. At December 29, 2002 and December 30, 2001, stock awards for 922,594 and 807,475 shares of Class B Common Stock remained outstanding, respectively.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. Shares issued during the year and shares reacquired during the year are weighted for the portion of the year that they were outstanding. Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings (loss) per share while giving effect to all potentially dilutive common shares that were outstanding during the period. During 2002 and 2001, the number of weighted average shares outstanding was approximately 50,194,000 and 50,099,000, respectively. For 2002 and 2001, potentially dilutive securities (consisting of options) were not considered in the calculation of diluted loss per share, as their impact would be antidilutive.

The following is a reconciliation from basic earnings per share to diluted earnings per share for 2000:

	Income From Continuing Operations	Weighted Average Shares Outstanding	Income From Continuing Operations Per Share
	(In thousands, except earnings per share)		
Basic	$ 17,063	50,558	$0.34
Effect of dilution:			
Stock options and awards		266	
Diluted	$ 17,063	50,824	$0.34

In 2000, 2,461,383 stock options were excluded from the computation of diluted earnings (loss) per share due to their antidilutive effect.

RESTRUCTURING CHARGES

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Generally, SFAS 146 provides that defined exit costs (including restructuring and employee termination costs) are to be recorded on an incurred basis rather than on a commitment basis as is presently required. The Company adopted the provisions of SFAS 146 in the fourth quarter of 2002, and recorded the 2002 restructuring in accordance with its provisions.

2002 Restructuring

During 2002, the Company recorded a pre-tax restructuring charge of $23.4 million. The charge reflected: (i) the consolidation of three fabrics manufacturing facilities into other facilities; (ii) the further rationalization of the Re:Source Americas operations; (iii) a worldwide workforce reduction of approximately 206 employees; and (iv) the consolidation of certain European facilities.

Specific elements of the restructuring activities, the related costs and current status of the plan are discussed below.

U.S.

Enduring sluggish economic conditions have caused a decline in demand for fabrics, floorcovering and related services. In order to better match our cost structure to the expected revenue base, the Company consolidated three fabrics manufacturing plants, closed vacated facilities and made other head-count reductions. A charge of approximately $13.2 million was recorded representing the relocation of equipment, the reduction of carrying value of certain property and equipment, product rationalization and other costs to consolidate these operations. Additionally, the Company recorded approximately $1.7 million of termination benefits associated with the facility closures and other head-count reductions.

Europe/Australia

The softening global economy during 2002 led management to conclude that further right-sizing of the Europe and Australia operations was necessary. As a result, the Company elected to consolidate certain production and administrative facilities throughout Europe and Australia. A charge of approximately $4.6 million was recorded representing the reduction of carrying value of the related property and equipment and other costs to consolidate these operations. Additionally, the Company recorded approximately $4.0 million of termination benefits associated with the facility closures.

A summary of the restructuring activities is presented below:

	U.S.	Europe	Australia	Total
		(In thousands)		
Facilities consolidation	$ 8,966	$4,541	$ —	$13,507
Workforce reduction	1,704	3,636	315	5,655
Product rationalization	1,301	—	—	1,301
Other impaired assets	2,888	—	98	2,986
	$14,859	$8,177	$413	$23,449

The restructuring charge was comprised of $10.6 million of cash expenditures for severance benefits and other costs, and $12.8 million of non-cash charges, primarily for the write-down of carrying value and disposal of certain assets. The Company expects to incur an additional pre-tax charge of approximately $1.5 million during 2003 to complete the restructuring. This charge is expected to include approximately $0.5 million and $0.3 million of additional termination benefits in the U.S. and Europe, respectively, and approximately $0.1 million and $0.6 million of other costs to exit activities in the U.S. and Europe, respectively.

The termination benefits of $5.7 million, primarily related to severance costs, are a result of aggregate reductions of approximately 206 employees. The staff reductions as originally planned are expected to be as follows:

	U.S.	Europe	Australia	Total
Manufacturing	99	10	1	110
Selling and administrative	58	28	10	96
	157	38	11	206

As a result of the restructuring, a total of 189 employees were terminated through December 29, 2002. The charge for termination benefits and other costs to exit activities incurred during 2002 was reflected as a separately stated charge against operating income. The Company believes the remaining provisions are adequate to complete the plan.

The following table displays the activity within the accrued restructuring liability for the period ended December 29, 2002:

Termination Benefits

	U.S.	Europe	Australia	Total
		(In thousands)		
Balance, at September 30, 2002	$ 1,704	$ 3,636	$ 315	$ 5,655
Cash payments	(1,394)	(1,638)	(245)	(3,277)
Balance, at December 29, 2002	$ 310	$ 1,998	$ 70	$ 2,378

Other Costs To Exit Activities

	U.S.	Europe	Australia	Total
		(In thousands)		
Balance, at September 30, 2002	$ 13,155	$4,541	$ 98	$ 17,794
Costs incurred	(12,854)	(649)	(98)	(13,601)
Balance, at December 29, 2002	$ 301	$3,892	$ —	$ 4,193

Cash payments for other costs to exit activities were $0.8 million for 2002.

2001 Restructuring

During 2001, the Company recorded a pre-tax restructuring charge of $65.1 million, including $10.5 million related to the discontinued operations of the raised/access flooring business. The charge reflected: (i) the withdrawal from the European broadloom market; (ii) the consolidation in the Company's raised/access flooring operations; (iii) the further rationalization of the U.S. broadloom operations; (iv) a worldwide workforce reduction of approximately 838 employees; and (v) the consolidation of certain non-strategic Re:Source Americas operations. The Company initially recorded a charge of $62.2 million during the third quarter of 2001, and in the fourth quarter of 2001 recorded an additional $2.9 million charge related to pension benefits for terminated European employees.

Specific elements of the restructuring activities, the related costs and current status of the plan are discussed below.

U.S.

Economic developments had caused a decline in demand for raised/access flooring, panel fabric and certain of the Company's other products. In order to better match the cost structure to the expected revenue base, the Company closed two raised/access flooring plants and one panel fabric plant, eliminated certain product lines, consolidated certain under-performing distribution locations and made other head-count reductions. A charge of approximately $28.8 million was recorded representing the reduction of carrying value of the related property and equipment, impairment of intangible assets and other costs to close these operations. Additionally, the Company recorded approximately $5.3 million of termination benefits associated with the facility closures and other head-count reductions.

Europe

For the past several years leading up to 2001, the Company's European broadloom operations had negative returns. The softening global economy during 2001, and the events of September 11, 2001 (which severely impacted consumers of broadloom carpet in the hospitality, leisure and airline businesses) led management to conclude that positive returns from this operation were unlikely for the near future. As a result, the Company elected to divest of this operation. The Company also elected to consolidate certain production and administrative facilities throughout Europe. A charge of approximately $19.0 million was recorded representing the reduction of carrying value of the related property and equipment, impairment of intangible assets and other costs to close or dispose of these operations. Additionally, the Company recorded approximately $12.0 million of termination benefits associated with the facility closures.

A summary of the restructuring activities, including activities related to the discontinued raised/access flooring business, is presented below:

	U.S.	Europe	Total
		(In thousands)	
Facilities consolidation	$ 5,889	$ 8,685	$14,574
Workforce reduction	5,266	12,049	17,315
Product rationalization	15,735	1,070	16,805
Other impaired assets	6,997	9,394	16,391
	$33,887	$31,198	$65,085

These amounts include restructuring charges of approximately $10.5 million related to the discontinued operations of the raised/access flooring business.

The restructuring charge was comprised of $24.0 million of cash expenditures for severance benefits and other costs and $41.1 million of non-cash charges, primarily for the write-down of carrying value and disposal of certain assets.

The termination benefits of $17.3 million, primarily related to severance costs, are a result of aggregate reductions of approximately 838 employees. The staff reductions as originally planned were expected to be as follows:

	U.S.	Europe	Total
Manufacturing	243	436	679
Selling and administrative	62	97	159
	305	533	838

As a result of the restructuring, a total of 847 employees were terminated. The charge for termination benefits and other costs to exit activities incurred during 2001 was reflected as a separately stated charge against operating income. The Company believes the remaining provisions are adequate to complete the plan.

The following table displays the activity within the accrued restructuring liability for the periods ended December 29, 2002 and December 30, 2001:

Termination Benefits

	U.S.	Europe	Total
		(In thousands)	
Balance, at September 30, 2001	$ 5,266	$ 9,115	$ 14,381
Additional expense	—	2,934	2,934
Cash payments	(3,295)	(2,697)	(5,992)
Balance, at December 30, 2001	1,971	9,352	11,323
Cash payments	(1,971)	(8,538)	(10,509)
Balance, at December 29, 2002	$ —	$ 814	$ 814

Other Costs To Exit Activities

	U.S.	Europe	Total
		(In thousands)	
Balance, at September 30, 2001	$ 28,661	$ 19,149	$ 47,810
Costs incurred	(27,462)	(13,035)	(40,497)
Balance, at December 30, 2001	1,199	6,114	7,313
Costs incurred	(1,199)	(6,114)	(7,313)
Balance, at December 29, 2002	$ —	$ —	$ —

Cash payments for other costs to exit activities were $7.3 million and $2.7 million for 2002 and 2001, respectively.

2000 Restructuring

During 2000, the Company recorded a pre-tax restructuring charge of $21.0 million. The charge reflected: (i) the integration of the U.S. broadloom operations; (ii) the consolidation of certain administrative and back-office functions; (iii) the divestiture of certain non-strategic Re:Source Americas operations; and (iv) the abandonment of manufacturing equipment utilized in the production of discontinued product lines.

Specific elements of the restructuring activities, the related costs and current status of the plan are discussed below.

U.S.

Historically, the Company had operated two manufacturing facilities to produce its Bentley and Prince Street brands of broadloom carpet. These facilities, which were located in Cartersville, Georgia, and City of Industry, California, had been operating at less than full capacity. In the first quarter of 2000, the Company decided to integrate these two facilities to reduce excess capacity. As a result, the facility in Cartersville, Georgia, was closed and the manufacturing operations were relocated and integrated into the facility in City of Industry, California. A charge of $4.1 million was recorded representing the cost of consolidating these facilities and the reduction of carrying value of the related property and equipment, inventories and other related assets. Additionally, the Company recorded approximately $4.6 million of termination benefits associated with the facility closure.

Between 1996 and 1999 the Company created a distribution channel through the acquisition of twenty-nine service companies located throughout the U.S. Since that time two of these businesses have failed to achieve satisfactory operating income levels. During 2000, the Company elected to divest of these under-performing operations. As a result, a charge of approximately $7.6 million was recorded representing the reduction of carrying value of the related property and equipment, impairment of intangible assets and other costs to close or dispose of these operations.

Europe

Economic developments in Europe had necessitated an organizational re-alignment. During fiscal year 2000, the European operations were reorganized in order to adapt to these changes. As a result, certain manufacturing, selling and administrative positions were eliminated. The Company recorded approximately $3.7 million of termination benefits related to this reorganization.

A summary of the restructuring activities which were planned as of April 2, 2000 is presented below:

	U.S.	Europe	Total
		(In thousands)	
Termination benefits	$ 4,637	$3,732	$ 8,369
Impairment of property, plant and equipment	1,750	—	1,750
Facilities consolidation	2,358	—	2,358
Divestiture of operations, including impairment of intangible assets	7,618	—	7,618
	$16,363	$3,732	$20,095

The restructuring charge was comprised of $11.9 million of cash expenditures for severance benefits and other costs and $8.2 million of non-cash charges, primarily for the write-down of impaired assets.

The termination benefits of $8.4 million, primarily related to severance costs, resulted from aggregate expected reductions of 175 employees. The staff reductions as originally planned were expected to be as follows:

	U.S.	Europe	Total
Manufacturing	63	21	84
Selling and administrative	59	32	91
	122	53	175

As a result of the restructuring, a total of 425 employees were terminated. There will not be any further terminations as a result of the restructuring. The charge for termination benefits and other costs to exit activities incurred during 2000 was reflected as a separately stated charge against operating income. During the fourth quarter of 2000, the Company recorded an additional charge of $0.95 million related to the terminations.

The following table displays the activity within the accrued restructuring liability for the periods ended December 31, 2000, December 30, 2001 and December 29, 2002:

Termination Benefits

	U.S.	Europe	Total
		(In thousands)	
Balance, at April 2, 2000	$ 4,637	$ 3,732	$ 8,369
Additional expense	952	—	952
Cash payments	(5,463)	(3,732)	(9,195)
Balance, at December 31, 2000	126	—	126
Cash payments	(126)	—	(126)
Balance, at December 30, 2001 and December 29, 2002	$ —	$ —	$ —

Other Costs To Exit Activities

	U.S.	Europe	Total
		(In thousands)	
Balance, at April 2, 2000	$ 11,726	$—	$ 11,726
Costs incurred	(11,239)	—	(11,239)
Balance, at December 31, 2000	487	—	487
Costs incurred	(487)	—	(487)
Balance, at December 30, 2001 and December 29, 2002	$ —	$—	$ —

Cash payments for other costs to exit activities were $3.0 million and $0.5 million for 2000 and 2001, respectively.

TAXES ON INCOME

Provisions for federal, foreign, and state income taxes in the consolidated statements of operations consisted of the following components:

	Fiscal Year Ended		
	2002	2001	2000
Current expense/(benefit):			
Federal	$(16,543)	$ (4,864)	$12,553
Foreign	4,750	2,489	5,805
State	693	628	2,052
	(11,100)	(1,747)	20,410
Deferred expense/(benefit):			
Federal	5,128	(1,971)	(5,458)
Foreign	(1,560)	(6,163)	(1,484)
State	(2,373)	(1,665)	(1,116)
	1,195	(9,799)	(8,058)
	$ (9,905)	$(11,546)	$12,352

Income (loss) from continuing operations before taxes on income consisted of the following:

	Fiscal Year Ended		
	2002	2001	2000
	(In thousands)		
U.S. operations	$(35,913)	$(24,086)	$16,338
Foreign operations	8,249	(13,381)	13,077
	$(27,664)	$(37,467)	$29,415

Deferred income taxes for the years ended December 29, 2002 and December 30, 2001 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At December 29, 2002, the Company's foreign subsidiaries had approximately $14.6 million in net operating losses available for an unlimited carryforward period. Additionally, the Company had approximately $140 million in state net operating losses expiring at various times through 2022.

The sources of the temporary differences and their effect on the net deferred tax asset are as follows:

	2002		2001	
	Assets	Liabilities	Assets	Liabilities
	(In thousands)			
Basis differences of property and equipment	$ —	$17,072	$ —	$26,569
Net operating loss carryforwards	11,553	—	7,946	—
Deferred compensation	6,206	—	7,025	—
Nondeductible reserves and accruals	5,868	—	14,868	—
Other differences in basis of assets and liabilities	10,338	—	5,828	—
	$33,965	$17,072	$35,667	$26,569

Deferred tax assets and liabilities are included in the accompanying balance sheet as follows:

	Fiscal Year Ended	
	2002	2001
	(In thousands)	
Deferred income taxes (current asset)	$ 9,911	$ 17,640
Other (non-current asset)	27,502	16,505
Deferred income taxes (non-current liabilities)	(20,520)	(25,047)
	$ 16,893	$ 9,098

The effective tax rate on income (loss) from continuing operations before taxes differs from the U.S. statutory rate. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

	Fiscal Year Ended		
	2002	2001	2000
Taxes on income (benefit) at U.S. statutory rate	(35.0)%	(35.0)%	35.0%
Increase in taxes resulting from:			
State income taxes, net of federal benefit	(3.9)	(1.8)	2.0
Amortization of goodwill and related purchase accounting adjustments	—	6.1	12.7
Foreign and U.S. tax effects attributable to foreign operations	1.1	(0.2)	(5.5)
Other	2.0	0.1	(2.2)
Taxes on income (benefit) at effective rates	(35.8)%	(30.8)%	42.0%

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $39 million at December 29, 2002. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $0.9 million would be payable upon remittance of all previously unremitted earnings at December 29, 2002.

DISCONTINUED OPERATIONS

In the fourth quarter of 2002, management approved and committed to a plan to sell or otherwise create a joint venture or strategic alliance for its raised/access flooring business. Management anticipates that this transaction will take place during 2003. The Company recorded an impairment charge of $12.0 million, net of tax, during the fourth quarter of 2002 to adjust the carrying value of the assets of this business to their estimated fair values.

Additional information regarding the raised/access flooring business is as follows:

	Fiscal Year Ended		
	2002	2001	2000
		(In thousands)	
Net sales	$ 22,785	$ 45,059	$60,053
Income (loss) on operations before taxes on income (benefit)	(4,090)	(16,325)	423
Taxes on income (benefit)	(1,595)	(5,959)	165
Income (loss) on operations, net of tax	(2,495)	(10,366)	258
Impairment loss, net of tax	(12,030)	—	—
Current assets	6,210	15,541	21,739
Property and equipment	10,852	18,410	11,169
Other assets	430	432	264
Goodwill	—	2,635	2,771
Current liabilities	—	10,190	6,080
Long-term debt	6,500	6,500	6,500
Other liabilities	1,427	1,427	1,427

HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company has employed the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. While these hedging instruments were subject to fluctuations in value, such fluctuations were offset by the fluctuations in values of the underlying exposures being hedged. The Company has not held or issued derivative financial instruments for trading purposes. The Company has historically monitored the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counter-party credit guidelines and has entered into transactions only with financial institutions of investment grade or better. As a result, the Company has historically considered the risk of counter-party default to be minimal.

In order to benefit from the recent decline in interest rates, during 2001 the Company entered into an agreement with a financial institution whereby the commitment to pay a fixed rate of interest on its 9.5% Senior Subordinated Notes was swapped for a commitment to pay a variable rate of interest based upon LIBOR. The notional amount of this transaction at December 30, 2001 was $125 million. During 2002, the Company amended the agreement to swap the commitment to pay the fixed rate of interest on $75 million of the Company's 9.5% Senior Subordinated Notes and $50 million of the Company's 10.375% Senior Notes for a commitment to pay a variable rate of interest based upon LIBOR. The objective of these transactions is to allow the Company to benefit from reductions in market interest rates. These instruments have been designated fair value hedges for financial reporting purposes. There have been no net gains or losses as a result of ineffectiveness. As of December 29, 2002 the value of the instruments, included in the accompanying consolidated balance sheets in prepaid expenses and other current assets, were approximately $3.2 million, net of tax. The value of the instrument as of December 30, 2001 was not material.

COMMITMENTS AND CONTINGENCIES

The Company leases certain marketing, production and distribution facilities and equipment. At December 29, 2002, aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:

Fiscal Year	Amount (In thousands)
2003	$ 23,478
2004	16,059
2005	12,822
2006	10,849
2007	10,002
Thereafter	41,656
	$114,866

The totals above exclude minimum lease payments of $0.6 million in each of years 2003-2006, and $1.6 million for 2007 and thereafter, related to the discontinued operations of the raised/access flooring business.

Rental expense amounted to approximately $22.2 million, $24.6 million, and $23.6 million for the fiscal years ended 2002, 2001, and 2000, respectively. This excludes rental expenses of approximately $0.7 million, $1.1 million and $0.7 million for 2002, 2001 and 2000, respectively, related to the discontinued operations of the raised/access flooring business.

EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement investment plan ("401(k) Plan"), which is open to all otherwise eligible U.S. employees with at least six months of service. The 401(k) Plan calls for Company matching contributions on a sliding scale based on the level of the employee's contribution. The Company may, at its discretion, make additional contributions to the Plan based on the attainment of certain performance targets by its subsidiaries. The Company's matching contributions are funded monthly and totaled approximately $2.0 million, $2.5 million, and $2.6 million for the years ended 2002, 2001, and 2000, respectively. The Company's discretionary contributions totaled $2.1 million and $3.9 million for the years ended 2001, and 2000, respectively. No discretionary contributions were made in 2002. These totals exclude $0.1 million of matching contributions for each of 2002, 2001, and 2000, and $0.1 million of discretionary contributions for each of 2001, and 2000, respectively, related to the discontinued raised/access flooring business.

Under the Interface, Inc. Nonqualified Savings Plan ("NSP"), the Company will provide eligible employees the opportunity to enter into agreements for the deferral of a specified percentage of their compensation, as defined in the NSP. The obligations of the Company under such arrangements to pay the deferred compensation in the future in accordance with the terms of the NSP will be unsecured general obligations of the Company. Participants have no right, interest or claim in the assets of the Company, except as unsecured general creditors. The Company has established a Rabbi Trust to hold, invest and reinvest deferrals and contributions under the NSP. If a change in control of the Company occurs, as defined in the NSP, the Company will contribute an amount to the Rabbi Trust sufficient to pay the obligation owed to each participant. Deferred compensation in connection with the NSP totaled $7.3 million which was invested in cash and marketable securities at December 29, 2002.

The Company has trusteed defined benefit retirement plans ("Plans"), which cover many of its European employees. The benefits are generally based on years of service and the employee's average monthly compensation. Pension expense was $2.7 million, $2.8 million, and $2.3 million for the years ended 2002, 2001, and 2000, respectively. Plan assets are primarily invested in equity and fixed income securities.

In the fourth quarter of 2002, it was determined that the Interface Europe Pension Scheme was underfunded (primarily due to the devaluation of the plan assets that were invested in equity markets) to the extent that would require a new schedule of contributions by the Company. As a result, an actuarial valuation currently is being performed to establish such a new schedule. The Company expects the valuation to be completed in May 2003, and contributions pursuant to the new schedule to commence in July 2003. The Company estimates the total contributions in 2003 (including those made pursuant to the new schedule) to be approximately $4 million.

The tables presented below set forth the funded status of the Company's significant domestic and foreign defined benefit plans and required disclosures in accordance with SFAS 132.

	Fiscal Year Ended	
	2002	2001
	(In thousands, except for weighted average assumptions)	
Change in benefit obligation		
Benefit obligation, beginning of year	$119,283	$121,417
Service cost	1,577	3,714
Interest cost	7,419	6,866
Benefits paid	(6,562)	(5,899)
Actuarial (gain) loss	15,571	(3,373)
Member contributions	817	1,003
Currency translation adjustment	15,077	(4,445)
Benefit obligation, end of year	$153,182	$119,283
Change in plan assets		
Plan assets, beginning of year	$105,095	$119,006
Actual return on assets	(9,050)	(7,788)
Company contributions	4,819	3,207
Member contributions	908	1,083
Benefits paid	(6,562)	(5,899)
Currency translation adjustment	11,952	(4,514)
Plan assets, end of year	$107,162	$105,095
Reconciliation to balance sheet		
Funded status	$(46,020)	$(14,188)
Unrecognized actuarial loss	54,605	21,848
Unrecognized prior service cost	98	128
Unrecognized transition adjustment	462	515
Net amount recognized	$ 9,145	$ 8,303
Amounts recognized in the consolidated balance sheets		
Prepaid benefit cost	$ 9,145	$ 8,303
Accrued benefit liability	(25,953)	(11,061)
Accumulated other comprehensive income	25,953	11,061
Net amount recognized	$ 9,145	$ 8,303
Weighted average assumptions		
Discount rate	5.4%	6.0%
Expected return on plan assets	6.5%	6.7%
Rate of compensation	4.0%	4.0%
Components of net periodic benefit cost		
Service cost	$ 1,577	$ 3,819
Interest cost	7,419	6,942
Expected return on plan assets	9,050	7,633
Amortization of transition obligation	(15,328)	(15,621)
Net periodic benefit cost	$ 2,718	$ 2,773

The Company maintains a nonqualified salary continuation plan ("SCP") which is designed to induce selected officers of the Company to remain in the employ of the Company by providing them with retirement, disability and death benefits in addition to those which they may receive under the Company's other retirement plans and benefit programs. The SCP entitles participants to (i) retirement benefits upon retirement at age 65 (or early retirement at age 55) after completing at least 15 years of service with the Company (unless otherwise provided in the SCP), payable for the remainder of their lives (or, if elected by a participant, a reduced benefit is payable for the remainder of the participant's life and any surviving spouse's life) and in no event less than 10 years under the death benefit feature; (ii) disability benefits payable for the period of any pre-retirement total disability; and (iii) death benefits payable to the designated beneficiary of the participant for a period of up to 10 years (or, if elected by a surviving spouse that is the designated beneficiary, a reduced benefit is payable for the remainder of such surviving spouse's life). Benefits are determined according to one of three formulas contained in the SCP, and the SCP is administered by the Compensation Committee, which has full discretion in choosing participants and the benefit formula applicable to each. The Company's obligations under the SCP are currently unfunded (although the Company uses insurance instruments to hedge its exposure thereunder); however, the Company is required to contribute the present value of its obligations thereunder to an irrevocable grantor trust in the event of a change in control as defined in the SCP.

The tables presented below set forth the required disclosures in accordance with SFAS 132 and amounts recognized in the consolidated financial statements related to the SCP.

	Fiscal Year Ended	
	2002	2001
	(In thousands, except for weighted average assumptions)	
Change in benefit obligation		
Benefit obligation, beginning of year	$ 7,451	$ 9,483
Service cost	196	151
Interest cost	537	554
Benefits paid	(2,543)	(343)
Actuarial (gain) loss	1,635	(2,394)
Benefit obligation, end of year	$ 7,276	$ 7,451
Weighted average assumptions		
Discount rate	5.4%	6.0%
Rate of compensation	4.0%	4.0%
Components of net periodic benefit cost		
Service cost	$ 196	$ 151
Interest cost	537	554
Amortization of transition obligation	219	259
Net periodic benefit cost	$ 952	$ 964

SEGMENT INFORMATION

The Company has two reportable segments, Floorcovering Products/Services and Interior Fabrics. The Floorcovering Products/Services segment manufactures, installs and services modular and broadloom carpet while the Interior Fabrics segment manufactures panel and upholstery fabrics.

The accounting policies of the operating segments are the same as those described in Summary of Significant Accounting Policies. Segment amounts disclosed are prior to any elimination entries made in consolidation, except in the case of Net Sales, where intercompany sales have been eliminated. The chief operating decision maker evaluates performance of the segments based on operating income. Costs excluded from this profit measure primarily consist of allocated corporate expenses, interest expense and income taxes. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, short-term investments, intangible assets and intercompany receivables and loans (which are eliminated in consolidation).

Segment Disclosures

Summary information by segment follows:

	Floorcovering Products/Services	Interior Fabrics	Other	Total
		(In thousands)		
2002				
Net sales	$710,009	$199,276	$14,799	$ 924,084
Depreciation and amortization	17,325	10,338	1,290	28,953
Operating income (loss)	17,757	(4,478)	964	14,243
Total assets	642,605	238,473	16,094	897,172
2001				
Net sales	$833,793	$209,905	$15,148	$1,058,846
Depreciation and amortization	28,864	11,257	698	40,819
Operating income (loss)	(14,879)	2,426	11,363	(1,090)
Total assets	654,649	244,559	30,882	930,090
2000				
Net sales	$951,664	$252,732	$19,499	$1,223,895
Depreciation and amortization	33,702	9,732	917	44,351
Operating income	35,426	28,275	3,152	66,853
Total assets	834,101	216,718	29,899	1,080,718

A reconciliation of the Company's total segment operating income (loss), depreciation and amortization, and assets to the corresponding consolidated amounts follows:

	Fiscal Year Ended		
	2002	2001	2000
		(In thousands)	
Depreciation and amortization			
Total segment depreciation and amortization	$ 28,953	$ 40,819	$ 44,351
Corporate depreciation and amortization	6,375	5,602	5,067
Reported depreciation and amortization	$ 35,328	$ 46,421	$ 49,418
Operating income (loss)			
Total segment operating income (loss)	$ 14,243	$ (1,605)	$ 66,088
Corporate expenses and eliminations	913	515	765
Reported operating income (loss)	$ 15,156	$ (1,090)	$ 66,853
Assets			
Total segment assets	$897,172	$930,090	$1,080,718
Discontinued operations	17,492	37,018	35,943
Corporate assets and eliminations	(51,154)	(12,354)	(81,812)
Reported total assets	$863,510	$954,754	$1,034,849

Enterprise-wide Disclosures

Revenue and long-lived assets related to operations in the U.S. and other foreign countries are as follows:

	Fiscal Year Ended		
	2002	2001	2000
		(In thousands)	
Sales to unaffiliated customers(1)			
United States	$620,308	$ 706,453	$ 820,424
United Kingdom	154,223	180,205	204,078
Other foreign countries	149,553	172,188	199,393
Net sales	$924,084	$1,058,846	$1,223,895
Long-lived assets(2)			
United States	$143,465	$ 170,069	$ 169,149
United Kingdom	39,625	44,176	46,919
Netherlands	15,920	10,439	12,391
Other foreign countries	14,049	17,233	18,617
Total long-lived assets	$213,059	$ 241,917	$ 247,076

(1) Revenue attributed to geographic areas is based on the location of the customer.

(2) Long-lived assets include tangible assets physically located in foreign countries.

QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

The following tables set forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.

	Fiscal Year Ended 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(In thousands, except share data)			
Net sales	$226,671	$233,773	$231,315	$232,325
Gross profit	65,593	69,321	64,649	64,611
Income (loss) from continuing operations	(3)	1,363	(1,782)	(17,337)
Net income (loss)	(55,486)	777	(2,749)	(30,206)
Basic and diluted earnings (loss) per common share				
Income (loss) from continuing operations	$ (0.00)	$ 0.03	$ (0.04)	$ (0.35)
Net income (loss)	(1.11)	0.02	(0.05)	(0.60)
Dividends per common share	$ 0.015	$ 0.015	$ 0.015	$ —
Share prices				
High	$ 7.15	$ 10.05	$ 8.39	$ 4.50
Low	4.00	6.00	3.82	1.97

(1) During the fourth quarter of 2002, the company recorded a restructuring charge of $23.4 million, which is included in loss from continuing operations, and an impairment write down related to the discontinued raised/access flooring business of $12.0 million (see "Restructuring Charges" and "Discontinued Operations").

	Fiscal Year Ended 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except share data)			
Net sales	$289,124	$274,387	$254,980	$240,355
Gross profit	86,959	82,215	74,788	68,564
Income (loss) from continuing operations	4,663	2,616	(32,894)	(306)
Net income (loss)	4,430	1,272	(41,302)	(687)
Basic and diluted earnings (loss) per common share				
Income (loss) from continuing operations	$ 0.09	$ 0.05	$ (0.69)	$ (0.01)
Net income (loss)	0.09	0.03	(0.83)	(0.01)
Dividends per common share	$ 0.045	$ 0.045	$ 0.045	$ 0.015
Share prices				
High	$ 10 7/16	$ 8 1/16	$ 6 7/26	$ 6 3/16
Low	6 1/4	6	4	3 3/4

SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Statement of Operations for Year Ended 2002

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Net sales	$887,211	$321,328	$ —	$(284,455)	$924,084
Cost of sales	716,004	228,361	—	(284,455)	659,910
Gross profit on sales	171,207	92,967	—	—	264,174
Selling, general and administrative expenses	136,729	66,942	21,898	—	225,569
Restructuring charge	4,107	8,590	10,752	—	23,449
Operating income (loss)	30,371	17,435	(32,650)	—	15,156
Other expense (income)					
Interest expense, net	15,488	4,917	21,617	—	42,022
Other	9,132	3,209	(11,543)	—	798
Total other expense	24,620	8,126	10,074	—	42,820
Income (loss) before taxes on income and equity in income of subsidiaries	5,751	9,309	(42,724)	—	(27,664)
Taxes on income (benefit)	1,732	4,067	(15,704)	—	(9,905)
Equity in income (loss) of subsidiaries	—	—	(60,644)	60,644	—
Income (loss) from continuing operations	4,019	5,242	(87,664)	60,644	(17,759)
Discontinued operations	(14,525)	—	—	—	(14,525)
Cumulative effect of a change in accounting principle	(33,480)	(21,900)	—	—	(55,380)
Net income (loss)	$(43,986)	$(16,658)	$(87,664)	$ 60,644	$(87,664)

Statement of Operations for Year Ended 2001

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Net sales	$848,402	$347,513	$ —	$(137,069)	$1,058,846
Cost of sales	639,668	243,721	—	(137,069)	746,320
Gross profit on sales	208,734	103,792	—	—	312,526
Selling, general and administrative expenses	161,424	74,209	23,406	—	259,039
Restructuring charge	23,036	31,541	—	—	54,577
Operating income (loss)	24,274	(1,958)	(23,406)	—	(1,090)
Other expense (income)					
Interest expense, net	14,197	7,181	14,509	—	35,887
Other	(513)	2,260	(1,257)	—	490
Total other expense	13,684	9,441	13,252	—	36,377
Income (loss) from continuing operations before taxes on income and equity in income of subsidiaries	10,590	(11,399)	(36,658)	—	(37,467)
Taxes on income (benefit)	3,135	(2,272)	(12,409)	—	(11,546)
Equity in income (loss) of subsidiaries	—	—	(12,038)	12,038	—
Income from continuing operations	7,455	(9,127)	(36,287)	12,038	(25,921)
Discontinued operations	(10,366)	—	—	—	(10,366)
Net income (loss)	$ (2,911)	$ (9,127)	$(36,287)	$ 12,038	$ (36,287)

Statement of Operations for Year Ended 2000

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Net sales	$969,399	$380,195	$ —	$(125,699)	$1,223,895
Cost of sales	705,281	264,865	—	(125,699)	844,447
Gross profit on sales	264,118	115,330	—	—	379,448
Selling, general and administrative expenses	182,911	87,754	20,883	—	291,548
Restructuring charge	16,815	3,732	500	—	21,047
Operating income (loss)	64,392	23,844	(21,383)	—	66,853
Other expense (income)					
Interest expense, net	16,640	6,781	13,538	—	36,959
Other	(264)	743	—	—	479
Total other expense	16,376	7,524	13,538	—	37,438
Income (loss) before taxes on income and equity in income of subsidiaries	48,016	16,320	(34,921)	—	29,415
Taxes on income (benefit)	12,944	4,842	(5,434)	—	12,352
Equity in income of subsidiaries	—	—	46,808	(46,808)	—
Income from continuing operations	35,072	11,478	17,321	(46,808)	17,063
Discontinued operations	258	—	—	—	258
Net income	$ 35,330	$ 11,478	$ 17,321	$ (46,808)	$ 17,321

Balance Sheet as of December 29, 2002

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Assets					
Current					
Cash	$ 3,517	$ 17,778	$ 12,839	$ —	$ 34,134
Accounts receivable	101,968	60,161	(24,643)	—	137,486
Inventories	92,255	42,401	—	—	134,656
Other	17,786	15,404	9,763	—	42,953
Assets of business held for sale	17,492	—	—	—	17,492
Total current assets	233,018	135,744	(2,041)	—	366,721
Property and equipment, less accumulated depreciation	130,684	69,513	12,862	—	213,059
Investments in subsidiaries	5,495	9,958	249,075	(264,528)	—
Other	8,592	8,647	55,962	—	73,201
Goodwill	134,383	75,359	787	—	210,529
	$512,172	$299,221	$ 316,645	$(264,528)	$863,510
Liabilities and Shareholders' Equity					
Current liabilities	$ 66,750	$ 89,792	$ 12,370	$ —	$168,912
Long-term debt, less current maturities	—	—	445,000	—	445,000
Deferred income taxes	14,250	(15,037)	21,307	—	20,520
Total liabilities	81,000	74,755	478,677	—	634,432
Minority interests	—	4,907	—	—	4,907
Shareholders' equity					
Preferred stock	57,891	—	—	(57,891)	—
Common stock	27,805	71,472	5,120	(99,277)	5,120
Additional paid-in capital	95,143	29,511	221,751	(124,654)	221,751
Retained earnings	251,603	199,254	(382,175)	17,294	85,976
Foreign currency translation adjustment	(1,270)	(54,725)	(9,882)	—	(65,877)
Minimum pension liability	—	(25,953)	—	—	(25,953)
Unrealized gain on fair value hedges	—	—	3,154	—	3,154
Total shareholders' equity	431,172	219,559	(162,032)	(264,528)	224,171
	$512,172	$299,221	$ 316,645	$(264,528)	$863,510

Balance Sheet as of December 30, 2001

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Assets					
Current					
Cash	$ 5,841	$ 4,596	$ (9,649)	$ —	$ 788
Accounts receivable	111,240	67,295	(23,591)	—	154,944
Inventories	106,836	52,661	—	—	159,497
Other	12,528	25,282	10,190	—	48,000
Assets of business held for sale	37,018	—	—	—	37,018
Total current assets	273,463	149,834	(23,050)	—	400,247
Property and equipment, less accumulated depreciation	153,681	71,847	16,389	—	241,917
Investments in subsidiaries	130,321	718	805,664	(936,703)	—
Other	5,870	7,380	50,101	—	63,351
Goodwill	164,276	82,994	1,969	—	249,239
	$727,611	$312,773	$851,073	$(936,703)	$954,754
Liabilities and Shareholders' Equity					
Current liabilities	$ 88,331	$ 77,309	$ 10,325	$ —	$175,965
Long-term debt, less current maturities	107	34,925	411,795	—	446,827
Deferred income taxes	13,580	(7,150)	18,617	—	25,047
Total liabilities	102,018	105,084	440,737	—	647,839
Minority interests	—	4,440	—	—	4,440
Shareholders' equity					
Preferred stock	57,891	—	—	(57,891)	—
Common stock	94,145	102,199	5,082	(196,344)	5,082
Additional paid-in capital	191,411	12,525	219,490	(203,936)	219,490
Retained earnings	283,185	153,277	197,098	(457,620)	175,940
Foreign currency translation adjustment	(1,039)	(53,691)	(11,334)	(20,912)	(86,976)
Minimum pension liability	—	(11,061)	—	—	(11,061)
Total shareholders' equity	625,593	203,249	410,336	(936,703)	302,475
	$727,611	$312,773	$851,073	$(936,703)	$954,754

Balance Sheet as of December 31, 2000

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Assets					
Current					
Cash	$ 4,464	$ 3,953	$ (561)	$ —	$ 7,856
Accounts receivable	165,339	77,992	(50,747)	—	192,584
Inventories	127,716	62,341	—	—	190,057
Other	11,486	11,743	11,643	—	34,872
Assets of business held for sale	35,943	—	—	—	35,943
Total current assets	344,948	156,029	(39,665)	—	461,312
Property and equipment, less accumulated depreciation	153,086	77,927	16,063	—	247,076
Investments in subsidiaries	91,675	7,065	870,867	(969,607)	—
Other	2,154	22,085	40,337	—	64,576
Goodwill	170,137	90,692	1,056	—	261,885
	$762,000	$353,798	$888,658	$(969,607)	$1,034,849
Liabilities and Shareholders' Equity					
Current liabilities	$132,064	$ 66,584	$ 15,428	$ —	$ 214,076
Long-term debt, less current maturities	159	44,141	370,750	—	415,050
Deferred income taxes	16,375	3,371	8,378	—	28,124
Total liabilities	148,598	114,096	394,556	—	657,250
Minority interests	—	5,164	—	—	5,164
Shareholders' equity					
Preferred stock	57,891	—	—	(57,891)	—
Common stock	94,144	102,199	5,808	(196,320)	5,831
Additional paid-in capital	191,431	12,525	217,946	(203,641)	218,261
Retained earnings	270,699	160,814	280,393	(470,506)	241,400
Foreign currency translation adjustment	(763)	(41,000)	(10,045)	(21,144)	(72,952)
Treasury stock	—	—	—	(20,105)	(20,105)
Total shareholders' equity	613,402	234,538	494,102	(969,607)	372,435
	$762,000	$353,798	$888,658	$(969,607)	$1,034,849

Statement of Cash Flows for Year Ended 2002

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Cash flows from operating activities	$ 46,635	$ 39,042	$(28,300)	$—	$ 57,377
Cash flows from investing activities:					
Purchase of plant and equipment	(8,336)	(5,729)	(279)	—	(14,344)
Other	—	—	(397)	—	(397)
Cash used in investing activities	(8,336)	(5,729)	(676)	—	(14,741)
Cash flows from financing activities:					
Debt issuance costs	—	—	(5,755)	—	(5,755)
Net borrowings (repayments)	(40,623)	(21,044)	58,178	—	(3,489)
Proceeds from issuance of common stock	—	—	1,341	—	1,341
Cash dividends paid	—	—	(2,300)	—	(2,300)
Cash provided by (used in) financing activities	(40,623)	(21,044)	51,464	—	(10,203)
Effect of exchange rate changes on cash	—	913	—	—	913
Net increase (decrease) in cash	(2,324)	13,182	22,488	—	33,346
Cash, at beginning of year	5,841	4,596	(9,649)	—	788
Cash, at end of year	$ 3,517	$ 17,778	$ 12,839	$—	$ 34,134

Statement of Cash Flows for Year Ended 2001

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Cash flows from operating activities	$ 9,088	$ 28,688	$(19,474)	$—	$ 18,302
Cash flows from investing activities:					
Purchase of plant and equipment	(17,192)	(9,228)	(3,616)	—	(30,036)
Acquisitions, net of cash acquired	(2,198)	—	—	—	(2,198)
Other	(6,080)	(5,101)	(1,266)	—	(12,447)
Cash used in investing activities	(25,470)	(14,329)	(4,882)	—	(44,681)
Cash flows from financing activities:					
Net borrowings (repayments)	17,759	(12,617)	26,116	—	31,258
Proceeds from issuance of common stock	—	—	269	—	269
Cash dividends paid	—	—	(7,628)	—	(7,628)
Repurchase of common shares	—	—	(2,217)	—	(2,217)
Other	—	—	(1,272)	—	(1,272)
Cash provided by (used in) financing activities	17,759	(12,617)	15,268	—	20,410
Effect of exchange rate changes on cash	—	(1,099)	—	—	(1,099)
Net increase (decrease) in cash	1,377	643	(9,088)	—	(7,068)
Cash, at beginning of year	4,464	3,953	(561)	—	7,856
Cash, at end of year	$ 5,841	$ 4,596	$ (9,649)	$—	$ 788

Statement of Cash Flows for Year Ended 2000

	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Interface, Inc. (Parent Corporation)	Consolidation & Elimination Entries	Consolidated Totals
			(In thousands)		
Cash flows from operating activities	$ 50,417	$ 33,537	$(12,522)	$—	$ 71,432
Cash flows from investing activities:					
Purchase of plant and equipment	(19,661)	(10,834)	—	—	(30,495)
Acquisitions, net of cash acquired	(25,307)	(4,565)	—	—	(29,872)
Other	(1,135)	(21,010)	11,269	—	(10,876)
Cash provided by (used in) investing activities	(46,103)	(36,409)	11,269	—	(71,243)
Cash flows from financing activities:					
Net borrowings (repayments)	(3,982)	—	24,282	—	20,300
Proceeds from issuance of common stock	—	—	496	—	496
Cash dividends paid	—	—	(9,243)	—	(9,243)
Repurchase of common shares	—	—	(6,842)	—	(6,842)
Cash provided by (used in) financing activities	(3,982)	—	8,693	—	4,711
Effect of exchange rate changes on cash	—	413	—	—	413
Net increase (decrease) in cash	332	(2,459)	7,440	—	5,313
Cash, at beginning of year	4,132	6,412	(8,001)	—	2,543
Cash, at end of year	$ 4,464	$ 3,953	$ (561)	$—	$ 7,856

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of Interface, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of December 29, 2002 and December 30, 2001 and the related consolidated statements of operations and comprehensive income (loss) and cash flows for each of the three fiscal years in the period ended December 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interface, Inc. and its subsidiaries as of December 29, 2002 and December 30, 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Summary of Significant Accounting Policies, during 2002 the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets."

/s/ BDO SEIDMAN, LLP

Atlanta, Georgia
February 17, 2003

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained under the caption "Nomination and Election of Directors" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of our 2002 fiscal year, is incorporated herein by reference. Pursuant to Instruction 3 to Paragraph (b) of Item 401 of Regulation S-K, information relating to our executive officers is included in Item 1 of this Report.

The information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of our 2002 fiscal year, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the caption "Executive Compensation and Related Items" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of our 2002 fiscal year, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the caption "Principal Shareholders and Management Stock Ownership" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of our 2002 fiscal year, is incorporated herein by reference.

The information contained under the caption "Equity Compensation Plan Information" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of our 2002 fiscal year, is incorporated herein by reference.

For purposes of determining the aggregate market value of our voting and non-voting stock held by non-affiliates, shares held of record by our directors and executive officers have been excluded. The exclusion of such shares is not intended to, and shall not, constitute a determination as to which persons or entities may be "affiliates" as that term is defined under federal securities laws.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information contained under the caption "Executive Compensation and Related Items — Certain Relationships and Related Transactions" in our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of our 2002 fiscal year, is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90-day period prior to filing this report, an evaluation was performed under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14(c) under the Securities Exchange Act of 1934. Based on that evaluation, our President and Chief Executive Officer and our Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of that evaluation. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the last evaluation of these controls.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) **1. Financial Statements**

The following Consolidated Financial Statements and Notes thereto of Interface, Inc. and subsidiaries and related Report of Independent Certified Public Accountants are contained in Item 8 of this Report:

Consolidated Statements of Operations and Comprehensive Income (Loss) — years ended December 29, 2002, December 30, 2001, and December 31, 2000

Consolidated Balance Sheets — December 29, 2002 and December 30, 2001

Consolidated Statements of Cash Flows — years ended December 29, 2002, December 30, 2001, and December 31, 2000

Notes to Consolidated Financial Statements

Report of Independent Certified Public Accountants

2. Financial Statement Schedule

The following Consolidated Financial Statement Schedule of Interface, Inc. and subsidiaries and related Report of Independent Certified Public Accountants are included as part of this Report (see pages 85-86):

Report of Independent Certified Public Accountants

Schedule II — Valuation and Qualifying Accounts and Reserves

3. Exhibits

The following exhibits are included as part of this Report:

Exhibit Number	Description of Exhibit
3.1	— Restated Articles of Incorporation (included as Exhibit 3.1 to the Company's quarterly report on Form 10-Q for the quarter ended July 5, 1998 (the "1998 Second Quarter 10-Q"), previously filed with the Commission and incorporated herein by reference).
3.2	— Bylaws, as amended and restated (included as Exhibit 3.2 to the Company's quarterly report on Form 10-Q for the quarter ended April 1, 2001, previously filed with the Commission and incorporated herein by reference).
4.1	— See Exhibits 3.1 and 3.2 for provisions in the Company's Articles of Incorporation and Bylaws defining the rights of holders of Common Stock of the Company.
4.2	— Rights Agreement between the Company and Wachovia Bank, N.A., dated as of March 4, 1998, with an effective date of March 16, 1998 (included as Exhibit 10.1A to the Company's registration statement on Form 8-A/A dated March 12, 1998, previously filed with the Commission and incorporated herein by reference).

Exhibit Number	Description of Exhibit
4.3	— Indenture governing the Company's 9.5% Senior Subordinated Notes due 2005, dated as of November 15, 1995, among the Company, certain U.S. subsidiaries of the Company, as Guarantors, and First Union National Bank of Georgia, as Trustee (the "1995 Indenture") (included as Exhibit 4.1 to the Company's registration statement on Form S-4, File No. 33-65201, previously filed with the Commission and incorporated herein by reference); Supplement No. 1 to the 1995 Indenture, dated as of December 27, 1996 (included as Exhibit 4.2(b) to the Company's annual report on Form 10-K for the year ended December 29, 1996, previously filed with the Commission and incorporated herein by reference); and Supplement No. 2 to the 1995 Indenture, dated as of December 31, 2002.
4.4	— Form of Indenture governing the Company's 7.3% Senior Notes due 2008, among the Company, certain U.S. subsidiaries of the Company, as Guarantors, and First Union National Bank, as Trustee (the "1998 Indenture") (included as Exhibit 4.1 to the Company's registration statement on Form S-3/A, File No. 333-46611, previously filed with the Commission and incorporated herein by reference); and Supplement No. 1 to the 1998 Indenture, dated as of December 31, 2002.
4.5	— Indenture governing the Company's 10.375% Senior Notes due 2010, among the Company, certain U.S. subsidiaries of the Company, as Guarantors, and First Union National Bank, as Trustee (the "2002 Indenture") (included as Exhibit 4.5 to the Company's annual report on Form 10-K for the year ended December 30, 2001 (the "2001 10-K"), previously filed with the Commission and incorporated herein by reference); and Supplemental Indenture related to the 2002 Indenture, dated as of December 31, 2002.
10.1	— Salary Continuation Plan, dated May 7, 1982 (included as Exhibit 10.20 to the Company's registration statement on Form S-1, File No. 2-82188, previously filed with the Commission and incorporated herein by reference).*
10.2	— Form of Salary Continuation Agreement (included as Exhibit 10.27 to the Company's quarterly report on Form 10-Q for the quarter ended April 5, 1998, previously filed with the Commission and incorporated herein by reference); and Form of Amendment to Salary Continuation Agreement (included as Exhibit 10.2 to the Company's annual report on Form 10-K for the year ended January 3, 1999 (the "1998 10-K"), previously filed with the Commission and incorporated herein by reference).*
10.3	— Form of Salary Continuation Agreement, dated as of October 1, 2002 (as used for Daniel T. Hendrix, Raymond S. Willoch, John R. Wells and Brian L. DeMoura) (included as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended September 29, 2002 (the "2002 Third Quarter 10-Q"), previously filed with the Commission and incorporated herein by reference).*
10.4	— Salary Continuation Agreement, dated as of October 1, 2002, between the Company and Ray C. Anderson (included as Exhibit 10.3 to the 2002 Third Quarter 10-Q, previously filed with the Commission and incorporated herein by reference).*
10.5	— Interface, Inc. Omnibus Stock Incentive Plan (included as Exhibit 10.6 to the Company's annual report on Form 10-K for the year ended December 29, 1996, previously filed with the Commission and incorporated herein by reference); and First Amendment thereto (included as Exhibit 10.34 to the Company's annual report on Form 10-K for the year ended December 31, 2000 (the "2000 10-K"), previously filed with the Commission and incorporated herein by reference).*
10.6	— Interface, Inc. Nonqualified Savings Plan (as amended and restated effective January 1, 2002) (included as Exhibit 10.4 to the 2001 10-K, previously filed with the Commission and incorporated herein by reference).*

Exhibit Number	Description of Exhibit
10.7	— Fourth Amended and Restated Credit Agreement, dated as of January 17, 2002, among the Company (and certain direct and indirect subsidiaries), the lenders listed therein, First Union National Bank, SunTrust Bank and Citicorp North America, Inc. (included as Exhibit 10.6 to the 2001 10-K, previously filed with the Commission and incorporated herein by reference); First Amendment to Credit Agreement and Letter of Credit Agreement (with corrected guarantor signature page), dated as of December 12, 2002, among the Company, the lenders listed therein, Wachovia Bank, National Association, SunTrust Bank and Citicorp North America, Inc.
10.8	— Employment Agreement of Ray C. Anderson dated April 1, 1997 (included as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 29, 1997 (the "1997 Second Quarter 10-Q"), previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended April 5, 1998 (the "1998 First Quarter 10-Q"), previously filed with the Commission and incorporated herein by reference); Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.20 to the Company's annual report on Form 10-K for the year ended January 1, 2000 (the "1999 10-K"), previously filed with the Commission and incorporated herein by reference); Third Amendment thereto dated May 7, 1999 (included as Exhibit 10.6 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference); and Fourth Amendment thereto dated July 24, 2001 (included as Exhibit 10.4 to the 2001 Third Quarter 10-Q, previously filed with the Commission and incorporated herein by reference).*
10.9	— Change in Control Agreement of Ray C. Anderson dated April 1, 1997 (included as Exhibit 10.2 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.2 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.21 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference); Third Amendment thereto dated May 7, 1999 (included as Exhibit 10.7 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference); and Fourth Amendment thereto dated July 24, 2001 (included as Exhibit 10.5 to the 2001 Third Quarter 10-Q, previously filed with the Commission and incorporated herein by reference).*
10.10	— Employment Agreement of Brian L. DeMoura dated April 1, 1997 (included as Exhibit 10.5 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.5 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); and Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.20 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference).*
10.11	— Change in Control Agreement of Brian L. DeMoura dated April 1, 1997 (included as Exhibit 10.6 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.6 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); and Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.21 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference).*

Exhibit Number	Description of Exhibit
10.12	— Employment Agreement of Daniel T. Hendrix dated April 1, 1997 (included as Exhibit 10.7 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.7 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.20 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference); and Third Amendment thereto dated January 31, 2003.*
10.13	— Change in Control Agreement of Daniel T. Hendrix dated April 1, 1997 (included as Exhibit 10.8 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.8 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); and Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.21 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference).*
10.14	— Employment Agreement of Raymond S. Willoch dated April 1, 1997 (included as Exhibit 10.11 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.11 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.20 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference); and Third Amendment thereto dated January 31, 2003.*
10.15	— Change in Control Agreement of Raymond S. Willoch dated April 1, 1997 (included as Exhibit 10.12 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.12 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); and Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.21 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference).*
10.16	— Employment Agreement of John R. Wells dated April 1, 1997 (included as Exhibit 10.23 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.23 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); and Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.20 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference).*
10.17	— Change in Control Agreement of John R. Wells dated April 1, 1997 (included as Exhibit 10.24 to the 1997 Second Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); Amendment thereto dated January 6, 1998 (included as Exhibit 10.24 to the 1998 First Quarter 10-Q, previously filed with the Commission and incorporated herein by reference); and Second Amendment thereto dated January 14, 1999 (the form of which is included as Exhibit 10.21 to the 1999 10-K, previously filed with the Commission and incorporated herein by reference).*
10.18	— Form of Second Amendment to Employment Agreement, dated January 14, 1999 (amending Exhibits 10.6, 10.8, 10.10, 10.12, 10.16 and 10.18 to the 1999 10-K and included as Exhibit 10.20 to such report, previously filed with the Commission and incorporated herein by reference).*
10.19	— Form of Second Amendment to Change in Control Agreement, dated January 14, 1999 (amending Exhibits 10.7, 10.9, 10.11, 10.13, 10.17 and 10.19 to the 1999 10-K and included as Exhibit 10.21 to such report, previously filed with the Commission and incorporated herein by reference).*

Exhibit Number		Description of Exhibit
10.20	—	Split Dollar Agreement, dated May 29, 1998, between the Company, Ray C. Anderson and Mary Anne Anderson Lanier, as Trustee of the Ray C. Anderson Family Trust (included as Exhibit 10.32 to the 1998 10-K, previously filed with the Commission and incorporated herein by reference).*
10.21	—	Split Dollar Insurance Agreement, dated effective as of February 21, 1997, between the Company and Daniel T. Hendrix (included as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended October 4, 1998, previously filed with the Commission and incorporated herein by reference).*
10.22	—	Interface, Inc. Key Employee Stock Option Plan (1993) (included as Exhibit 10.7 to the Company's annual report on Form 10-K for the year ended January 3, 1993, previously filed with the Commission and incorporated herein by reference); Amendment No. 1 thereto (included as Exhibit 10.7 to the Company's annual report on Form 10-K for the year ended January 2, 1994, previously filed with the Commission and incorporated herein by reference); and Amendment No. 2 thereto (included as Exhibit 10.5 to the Company's annual report on Form 10-K for the year ended December 31, 1995, previously filed with the Commission and incorporated herein by reference).*
10.23	—	Interface, Inc. Offshore Stock Option Plan (included as Exhibit 10.15 to the Company's annual report on Form 10-K for the year ended January 1, 1989, previously filed with the Commission and incorporated herein by reference); and Amendment No. 1 thereto (included as Exhibit 10.11 to the Company's annual report on Form 10-K for the year ended December 29, 1991, previously filed with the Commission and incorporated herein by reference).*
10.24	—	Receivables Transfer Agreement, dated as of February 12, 2003, among Interface Fabrics Group Marketing, Inc., Interface Teknit, Inc., Interface TekSolutions, LLC, Pandel, Inc., Interface Americas, Inc. and Interface, Inc.
10.25	—	Receivables Sale Agreement, dated as of February 12, 2003, between Interface, Inc. and Interface Securitization Corporation.
10.26	—	Loan Agreement, dated as of February 12, 2003, among Interface Securitization Corporation, Interface, Inc., Three Pillars Funding Corporation and SunTrust Capital Markets, Inc.
21	—	Subsidiaries of the Company.
23	—	Consent of BDO Seidman, LLP.
99.1	—	Certification of Chief Executive Officer pursuant to 18 U.S.C. § 1350.
99.2	—	Certification of Chief Financial Officer pursuant to 18 U.S.C. § 1350.

---

* Management contract or compensatory plan or agreement required to be filed pursuant to Item 14(c) of this Report.

(b) *Reports on Form 8-K*

The following reports on Form 8-K were filed by the Company during the fourth quarter of the fiscal year covered by this Report:

Date Filed	Items Reported	Financial Statements File
November 21, 2002	Certifications of Quarterly Report on Form 10-Q	None
December 3, 2002	Extension of waiver with respect to revolving credit facility	None
December 17, 2002	Amendment of revolving credit facility	None

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Interface, Inc.
Atlanta, Georgia

The audits referred to in our report dated February 17, 2003 relating to the consolidated financial statements of Interface, Inc. and subsidiaries, which is contained in Item 8 of this Form 10-K included the audit of Financial Statement Schedule II (Valuation and Qualifying Accounts and Reserves) set forth in the Form 10-K. The Financial Statement Schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the Financial Statement Schedule based upon our audits.

In our opinion, such Schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO SEIDMAN, LLP

Atlanta, Georgia
February 17, 2003

INTERFACE, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Column A Balance, at Beginning of Year	Column B Charged to Costs and Expenses (A)	Column C Charged to Other Accounts	Column D Deductions (Describe) (B)	Column E Balance, at End of Year
			(In thousands)		
Allowance for Doubtful Accounts:					
Year Ended:					
December 29, 2002	$11,041	$ 3,511	$ —	$ 4,738	$ 9,814
December 30, 2001	8,651	5,774	—	3,384	11,041
December 31, 2000	8,797	5,909	—	6,045	8,651

(A) Includes changes in foreign currency exchange rates.

(B) Write off of bad debt.

	Column A Balance, at Beginning of Year	Column B Charged to Costs and Expenses (A)	Column C Charged to Other Accounts	Column D Deductions (Describe) (C)	Column E Balance, at End of Year
			(In thousands)		
Restructuring reserve:					
Year ended:					
December 29, 2002	$15,636	$10,665	$ —	$18,916	$ 7,385
December 30, 2001	613	21,005	—	5,982	15,636
December 31, 2000	466	12,690	—	12,543	613

(A) Includes changes in foreign currency exchange rates.

(C) Cash payments.

(All other Schedules for which provision is made in the applicable accounting requirements of the Securities and Exchange Commission are omitted because they are either not applicable or the required information is shown in the Company's Consolidated Financial Statements or the Notes thereto.)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERFACE, INC.

By: /s/ DANIEL T. HENDRIX
Daniel T. Hendrix
President and Chief Executive Officer

Date: March 26, 2003

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel T. Hendrix as attorney-in-fact, with power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ RAY C. ANDERSON Ray C. Anderson	Chairman of the Board	March 26, 2003
/s/ DANIEL T. HENDRIX Daniel T. Hendrix	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2003
/s/ PATRICK C. LYNCH Patrick C. Lynch	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2003
/s/ DIANNE DILLON-RIDGLEY Dianne Dillon-Ridgley	Director	March 26, 2003
/s/ CARL I. GABLE Carl I. Gable	Director	March 26, 2003
/s/ JUNE M. HENTON June M. Henton	Director	March 26, 2003

Signature	Capacity	Date
/s/ CHRISTOPHER G. KENNEDY Christopher G. Kennedy	Director	March 26, 2003
/s/ J. SMITH LANIER, II J. Smith Lanier, II	Director	March 26, 2003
/s/ JAMES B. MILLER, JR. James B. Miller, Jr.	Director	March 26, 2003
/s/ THOMAS R. OLIVER Thomas R. Oliver	Director	March 26, 2003
/s/ LEONARD G. SAULTER Leonard G. Saulter	Director	March 26, 2003
/s/ CLARINUS C.TH. VAN ANDEL Clarinus C.Th. van Andel	Director	March 26, 2003

CERTIFICATIONS

I, Daniel T. Hendrix, certify that:

1. I have reviewed this annual report on Form 10-K of Interface, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ DANIEL T. HENDRIX

Daniel T. Hendrix
President and Chief Executive Officer

Date: March 26, 2003

I, Patrick C. Lynch, certify that:

1. I have reviewed this annual report on Form 10-K of Interface, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ PATRICK C. LYNCH

Patrick C. Lynch
Vice President and Chief Financial Officer

Date: March 26, 2003



INTERFACE





INTERFACE 2859 PACES FERRY ROAD SUITE 2000 ATLANTA, GA 30339